As filed with the Securities and Exchange Commission on September 9, 2009

Registration No. 333-152871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

A123 Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3690 (Primary Standard Industrial Classification Code Number)	04-3583876 (I.R.S. Employer Identification Number)

A123 Systems, Inc.
Arsenal on the Charles
321 Arsenal Street
Watertown, Massachusetts 02472
(617) 778-5700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David P. Vieau
Chief Executive Officer
A123 Systems, Inc.
Arsenal on the Charles
321 Arsenal Street
Watertown, Massachusetts 02472
(617) 778-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John H. Chory, Esq. Mark G. Borden, Esq. Susan L. Mazur, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1100 Winter Street, Suite 4650 Waltham, Massachusetts 02451 (781) 966-2000	Keith F. Higgins, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

           Approximate date of commencement of proposed sale to public: as soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Estimated Maximum Offering Price per Share(2)	Estimated Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)

Common Stock, par value $0.001 per share	29,532,576	$8.75	$258,410,040	$11,533.00

(1)
Includes 3,852,075 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(a) under the Securities Act.

(3)
Calculated pursuant to Rule 457(a) based on a bona fide estimate of the maximum aggregate offering price.

(4)
A registration fee of $6,878, at the rate of $39.30 per $1,000,000, was previously paid in connection with this Registration Statement, based on a proposed maximum aggregate offering price of $175,000,000. Accordingly, the Registrant has paid an additional registration fee of $4,655, at the rate of $55.80 per $1,000,000, based on the $83,410,040 difference between the bona fide estimate of the maximum aggregate offering price of $258,410,040 and the previous proposed maximum aggregate offering price of $175,000,000.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued September 9, 2009

25,680,501 Shares

A123 Systems, Inc.

Common Stock

A123 Systems, Inc. is offering 25,000,000 shares of its common stock. The selling stockholders identified in this prospectus, which include members of our senior management, are offering an additional 680,501 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. This is the initial public offering of shares of our common stock and no public market currently exists for our shares. We expect the initial public offering price of our common stock to be between $8.00 and $9.50 per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol "AONE".

Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

	Public Offering Price	Underwriting Discounts and Commissions	Proceeds to us	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional 3,852,075 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                        , 2009.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

BOFA MERRILL LYNCH	DEUTSCHE BANK SECURITIES

LAZARD CAPITAL MARKETS	PACIFIC CREST SECURITIES

                           , 2009

Our world is warming up

to a new generation of energy storage solutions
enabled by nanotechnology

A123
SYSTEMS

A123
SYSTEMS
A123
SYSTEMS

BUILDING BLOCKS FOR ELECTRIC VEHICLES
HYBRID ELECTRIC VEHICLES
AND PLUG-IN HYBRID ELECTRIC VEHICLES

(((power. safety. life.™)))

(((Transportation

Clean Air Hybrid Electric Bus
6396

A123
SYSTEMS
2MW H-APU
HYBRID ANCILLARY POWER UNIT

Electric Grid Services)))

(((Consumer

        You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders have authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this document.

        We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

        Until                       , 2009 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

        This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the "Risk Factors" section beginning on page 10 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision.

Overview

        We design, develop, manufacture and sell advanced, rechargeable lithium-ion batteries and battery systems. Our batteries and battery systems provide a combination of power, safety and life that we believe no other commercially available battery provides. We believe that lithium-ion batteries will play an increasingly important role in facilitating a shift toward cleaner forms of energy. Using our innovative approach to materials science and battery engineering and our systems integration and manufacturing capabilities, we have developed a broad family of high-power lithium-ion batteries and battery systems. This family of products, combined with our strategic partner relationships in the transportation, electric grid services and consumer markets, positions us well to address these markets for next-generation energy storage solutions.

        In our largest target market, the transportation industry, we are working with major global automotive manufacturers and tier 1 suppliers to develop batteries and battery systems for hybrid electric vehicles, or HEVs, plug-in hybrid electric vehicles, or PHEVs, and electric vehicles, or EVs. For example, we are designing and developing batteries and battery systems for BMW, Chrysler, GM, Shanghai Automotive Industry Corporation, or SAIC, Delphi and Better Place for multiple passenger vehicle models. Based on data from IHS Global Insight, we estimate that the number of HEV, PHEV and EV models with an annual production run of at least 20,000 vehicles will grow from 19 models in 2009 to over 150 models in 2014 and over 200 models in 2019. According to A.T. Kearney, the global lithium-ion battery market for automotive application in HEVs, PHEVs, and EVs is estimated to be $31.9 million in 2009. A.T. Kearney projects that this market will grow to approximately $21.8 billion by 2015 and $74.1 billion by 2020, based on a moderate drive for change influenced by increasing governmental regulation, emerging powertrain technology, changing consumer demand and OEM product strategies toward more fuel efficient vehicles.

        We are also implementing our battery technology for use in heavy-duty vehicles. We are engaged in design and development activities with five heavy-duty vehicle manufacturers and tier 1 suppliers regarding their HEV and EV development efforts for trucks and buses, and we have been selected to co-develop battery systems for several of them. For example, pursuant to our supply agreement with Magna Steyr, we are providing batteries for use in battery systems developed by Magna Steyr for deployment in the Volvo 7700 Hybrid bus. In addition, we have a development and supply agreement with BAE Systems, pursuant to which we are in volume production for battery systems for BAE Systems' Hybridrive propulsion system, which is currently being deployed in Daimler's Orion VII hybrid electric buses. We also have been selected to develop the battery system for an additional Daimler hybrid electric bus program.

        In addition to the development activities described above, we are bidding for programs with several other vehicle manufacturers to develop and/or supply batteries and battery systems for HEVs, PHEVs and EVs.

        Our cylindrical batteries are in volume production and are commercially available for use in automotive and heavy duty vehicles. Our next generation cylindrical batteries and our prismatic batteries are either in development or in prototype production and testing and have not yet been deployed by passenger vehicle manufacturers in commercial production vehicles. Our batteries for the transportation market have been commercially deployed in our Hymotion L5 battery range extender module and in both the Daimler Orion VII and Volvo 7700 hybrid buses.

        We are also developing battery systems that we believe will improve the reliability of the electric power grid. We are working with AES Energy Storage, LLC, a unit of AES Corporation, or AES, to engineer, manufacture and install multi-megawatt battery systems, called Hybrid Ancillary Power Units, or Hybrid-APUs, that provide electric grid ancillary services such as standby reserve capacity and frequency regulation services. Our products provide standby reserve capacity, by delivering power quickly in order to offset supply shortages caused by generator or transmission outages, and frequency regulation, by regulating the minute-to-minute frequency fluctuations in the grid that are caused by changes in supply and demand. The first of the AES systems, a two megawatt system housed in a 53-foot trailer, is installed at an AES facility, and we have shipped additional units for AES, totaling 16 megawatts.

        We are also focusing on the consumer market. We first commercialized our battery technologies for use in cordless power tools. Since 2006, we have supplied batteries to Black & Decker, a leading producer of power tools. Our batteries are used in Black & Decker's 36, 18, and 14.4 volt power tool lines. We have also entered into agreements with The Gillette Company, a wholly-owned subsidiary of The Procter & Gamble Company, to supply Gillette with materials and technology for use in their consumer products.

        During the year ended December 31, 2008, 18%, 76%, and 6% of our product revenue was derived from sales in the transportation, consumer, and electric grid markets, respectively. In the first half of 2009, 70% of our product revenue was derived from sales in the transportation market and 30% was derived from sales in the consumer market.

        Our proprietary technology includes nanoscale materials initially developed at and exclusively licensed from the Massachusetts Institute of Technology. We are developing new generations of this core nanophosphate technology, as well as other battery technologies, to achieve additional performance improvements and to expand the range of applications for our batteries. For example, we recently developed an ultra high power battery for Mercedes-Benz HighPerformanceEngines for use by the Vodafone McLaren Mercedes team that provides more than ten times the watts/kilogram, or w/kg, as compared to a standard Prius battery. Our research and development team comprises over 200 employees and has significant expertise in battery materials science, process engineering and battery-package engineering, as well as battery system design and integration. We own or exclusively license 46 issued patents and more than 200 pending patents in the United States and internationally.

        We intend to take advantage of U.S. government programs established to stimulate the economy and increase domestic investment in the battery industry. In February 2009, the U.S. government approved a stimulus program under the American Reinvestment and Recovery Act, or ARRA, which includes $2 billion of grants under the Department of Energy's Electric Drive Vehicle Battery and Component Manufacturing Initiative, or the DOE Battery Initiative, for the development of advanced batteries and electric drive components. In August 2009, the U.S. government announced that we have been selected to receive a $249.1 million grant award under the DOE Battery Initiative to fund the construction of new lithium-ion battery manufacturing facilities in Michigan. We have also applied for direct loans under the Department of Energy's $25 billion Advanced Technology Vehicles Manufacturing Loan Program, or the ATVM Program, to support this manufacturing expansion. Based on the amount of our grant award under the DOE Battery Initiative and the guidelines associated with the ATVM Program, we believe we will be permitted to borrow up to $235 million under the ATVM Program. Under the DOE Battery Initiative, we will be required to spend up to one dollar of our own funds for every incentive dollar we receive, and we expect we will be required to spend one dollar of our own funds for every four dollars we borrow under the ATVM Program. The timing and the amount of any loan we may receive under the ATVM Program, as well as the specific terms and conditions applicable to our grant award under the DOE Battery Initiative or any loan we may receive, are currently not known by us, and, once disclosed to us, are subject to change and negotiation with the federal government.

        The State of Michigan has awarded us a $10 million grant and offered us up to $4 million in low interest loans as an incentive to establish a lithium-ion battery manufacturing plant. We have received $3 million of the $10 million grant, with the remainder to be paid based on the achievement of certain milestones in our facility development. We intend to use these funds to support our planned expansion in Livonia, Michigan. In addition, in April 2009, the Michigan Economic Growth Authority, or MEGA,

granted us a credit for 50% of our capital investment expenses, up to a maximum of $100 million over a four-year period, related to the construction of an integrated battery cell manufacturing plant, which we intend to build if we receive adequate funds from the DOE. We must create at least 300 jobs at the plant in order to receive this credit. MEGA has also offered us a 15-year tax credit, beginning with the 2011 fiscal year, having an estimated value of up to $25.3 million, depending on the number of jobs we create in Michigan.

        We perform most of our manufacturing at our facilities using our proprietary, high-volume process technologies. Our internal manufacturing operations allow us to directly control product quality and minimize the risks associated with disclosing proprietary technology to outside parties during production. We control every stage in the manufacture of our products except for the final assembly of one battery model and certain battery systems. Over the past several years, we have developed high-volume production expertise and manufacturing processes that we believe we can scale to meet increasing demands for our products. Our manufacturing processes can be modified to manufacture battery products for different applications and can be replicated to meet increasing customer demands. As of June 30, 2009, our annual manufacturing capacity was approximately 169 million watt hours. We have over 450,000 square feet of manufacturing facilities in China, Korea, Livonia, Michigan and Hopkinton, Massachusetts. If we receive sufficient federal and state incentive funding, we plan to expand our domestic battery manufacturing capacity. This expansion would complement our existing manufacturing facilities in Asia.

        We were incorporated in 2001. We were founded by Yet-Ming Chiang, Gilbert N. Riley, Jr. and Ric Fulop in order to commercialize new battery technology developed in Dr. Chiang's laboratory at the Massachusetts Institute of Technology. We began selling our first products commercially in the first quarter of 2006. We have approximately 1,700 employees worldwide. Since inception through June 30, 2009, we have generated $188.2 million in revenue consisting of $154.0 million in product revenue and $34.2 million in research and development revenue. Since inception through June 30, 2009, we have shipped 124.6 million Wh. Our revenue has grown from $34.3 million for the year ended December 31, 2006 to $41.3 million for the year ended December 31, 2007 to $68.5 million for the year ended December 31, 2008 and from $21.9 million for the six months ended June 30, 2008 to $42.9 million for the six months ended June 30, 2009. We experienced net losses of $15.8 million for 2006, $31.0 million for 2007, $80.5 million for 2008, and $40.7 million for the six months ended June 30, 2009.

Industry and Market Opportunity

        Global economic growth, geopolitical conflict in oil-producing regions and escalating exploration and production costs are increasing market demand for technologies that can help reduce dependence on oil. Meanwhile, heightened concerns about global warming and climate change are giving rise to stricter environmental standards and stronger regulatory support for energy sources that are not harmful to the environment. We believe these trends are contributing to the growing demand for advanced battery technologies in the transportation, electric grid services and consumer markets.

        In the transportation market, we believe the high prices of conventional fuel, greater awareness of environmental issues and government regulation are increasing the demand for HEVs, PHEVs and EVs. These vehicles offer improved gas mileage and reduced carbon emissions and may ultimately provide a vehicle alternative that eliminates the need for gasoline engines.

        Performance and reliability are essential to electric transmission and distribution grids. To preserve electric grid integrity, grid operators often need to call on resources to provide critical ancillary services such as reserve capacity and frequency regulation services. Traditionally, these grid services are provided by running select power plants on the grid below their full load capability so they can be called on and ramped up quickly as required. Advanced batteries capable of providing rapid charge and discharge cycles as well as high power and energy over a long calendar life can serve as a cost-effective alternative for reserve capacity and frequency regulation services.

        Consumer applications that require high-power energy sources represent another attractive market for advanced batteries. Unlike batteries used in low-power consumer products such as laptops and cell phones, high-power batteries are designed not only to store large amounts of energy, but also to deliver it at very high power. Small, lightweight, high-power batteries with fast-charge capability can transform appliances, tools and equipment traditionally powered from electric outlets into more convenient, portable devices. These types of batteries are currently being used in cordless power tools and portable medical devices, with additional potential applications in home appliances, lawn and garden equipment and commercial cleaning equipment. Consumers continue to demand high-power batteries for portable applications that are smaller, lighter and longer lasting than those currently in use. With escalating environmental concerns around battery disposal, the market is also increasingly focused on replacing battery technologies that contain toxic metals such as nickel-cadmium or lead.

Our Solution

        Our solution is based on our proprietary nanophosphate chemistry and is supplemented with innovative battery designs as well as systems technologies that increase the performance of our battery systems. We believe our batteries and battery systems address the limitations of other currently available lithium-ion formulations and non lithium-ion energy storage technologies by offering the following:

  •
  High power.  Our proprietary battery chemistry and design enable high electric power comparable to that available from ultra capacitor technology, a non-battery form of energy storage device. For example, we developed an ultra high power battery for Mercedes-Benz HighPerformanceEngines for use by the Vodafone McLaren Mercedes team that provides more than ten times the W/kg as compared to a standard Prius battery.

  •
  Improved safety.  Our batteries are more resistant than conventional and other advanced lithium-ion batteries to failures such as fire and explosion under certain conditions, including overcharge, overheating and physical damage.

  •
  Long cycle and calendar life.  Our batteries are designed to retain their power and energy over thousands of charging and discharging cycles and for up to ten years of overall usage time, allowing them to meet or exceed customer requirements in our target markets.

  •
  Reduced size and weight.  Our batteries' high power and usable energy allow us to design smaller and lighter battery systems using fewer batteries to meet an application's energy needs, and our stable battery chemistry reduces the need for heavy control electronics that add to the battery systems' size and weight.

  •
  Environmental benefits.  Unlike many other batteries, the active materials in our nanophosphate batteries do not contain nickel or manganese compounds which are classified as toxic by the U.S. Environmental Protection Agency, or the EPA, in the Toxics Release Inventory. In addition, at the end of their useful life for a particular application, it may be possible to re-purpose our batteries for other applications, which maximizes the use of raw materials and resources.

Our Competitive Strengths

        In addition to our solutions, we believe the following combination of capabilities distinguishes us from our competitors and positions us to capitalize on the expected growth in the advanced energy storage market:

  •
  Materials science and development expertise.  Our proprietary materials formulations and coating techniques allow us to adjust the characteristics of our battery components to meet different energy and power requirements across our many applications.

  •
  Battery design capabilities.  We offer batteries in various forms and sizes designed to deliver our technology into many different applications. Over the past 18 months, we have introduced or developed several new cylindrical battery models for diverse applications as well as several new prismatic, or flat rectangular, battery models targeted at the automotive market.

  •
  Battery systems engineering and integration expertise.  Our expertise in areas such as thermal management, power electronics, control software and battery monitoring technology allows us to customize and deliver fully-integrated systems.

  •
  Vertical integration from battery chemistry to system design services.  Our vertical integration reduces our development time and enhances our ability to work with partners and customers because we can address design requirements at the chemistry, battery or battery system levels. Control of each design step from battery to battery system also helps us protect our intellectual property.

  •
  Industry-leading partners in focused markets.  We work closely with leaders in each of our target markets and believe our experience with development partners provides us with a significant research and development advantage, greater access to end customers, market credibility and additional avenues to secure supply contracts.

  •
  High-quality, volume manufacturing facilities and proprietary process technologies. We have over 450,000 square feet of manufacturing facilities in China, Korea, Michigan and Massachusetts. Our internal manufacturing operations provide us with direct control over the quality of our products and improve the protection of our materials science, systems and production process intellectual property. We are compliant with ISO 9001:2000 certification and are pursuing TS16949 certification.

Our Strategy

        Our goal is to utilize our materials science expertise, our battery and battery systems engineering expertise and our manufacturing process technologies to provide advanced battery solutions. We intend to pursue the following strategies to attain this goal:

  •
  Pursue markets and customers where our technology creates a competitive advantage. We will continue to focus our efforts in markets where customers place a premium on high-quality batteries, innovation and differentiated performance.

  •
  Partner with industry leaders to adapt and commercialize our products to meet the requirements of our target markets. In each of our target markets, our joint development and supply agreements with industry-leading companies provide us insight into the performance requirements of that market, allow us to share product development costs and position our products to serve as a key strategic element for our partners' success.

  •
  Actively pursue federal and state incentive funding for battery development, facility expansion and job creation.  We intend to take advantage of U.S. government and state programs established to increase domestic investment in the battery industry.

  •
  Expand our manufacturing capacity in the United States.  If we receive sufficient federal and state incentive funding, we plan to aggressively expand our domestic battery manufacturing capacity. Our plan involves building vertically integrated manufacturing plants in the United States that encompass the full production process, including the manufacturing of our proprietary cathode powder, electrode coating, battery fabrication and the assembly of complete battery systems ready for vehicle integration.

  •
  Remain on the forefront of innovation and commercialization of new battery and system technologies. We believe that our nanophosphate and battery design technologies provide us with a competitive advantage, and we intend to continue to innovate in materials science and product design.

  •
  Reduce costs through manufacturing improvements, supply chain efficiencies, innovation in materials and battery technologies. We believe that we can lower our battery and battery system costs by improving our manufacturing performance, lowering our raw material procurement costs, improving our inventory and supply chain management and through further materials science and battery innovation that can help reduce our need for expensive control and electronic components.

Risks That We Face

        Our business is subject to numerous risks and uncertainties, as more fully described under "Risk Factors" beginning on page 10, which you should carefully consider prior to deciding whether to invest in our common stock. For example,

  •
  we have had a history of losses, and we may be unable to achieve or sustain profitability. In addition, we have yet to achieve positive cash flow and our ability to generate positive cash flow is uncertain;

  •
  if we are unable to develop, manufacture and market products that improve upon existing battery technology and gain market acceptance, our business will be adversely affected;

  •
  because we build our manufacturing capacity based on our projection of future development and supply agreement wins, our business revenues and profits will depend upon our ability to enter into and complete these agreements, successfully complete these capacity expansion projects, achieve competitive manufacturing yields and drive volume sales consistent with our demand expectations;

  •
  we rely on a limited number of customers for a significant portion of our revenue, and the loss of our most significant or several of our smaller customers could materially harm our business;

  •
  we may not be able to obtain, or to agree on acceptable terms and conditions for, all or a significant portion of the government grants, loans, and other incentives for which we have applied and may in the future apply;

  •
  we are involved in patent litigation related to the technology in our batteries, including the batteries we sell to Black & Decker, in which third parties have asserted that they own or control patents that are infringed by our products, and, if this litigation is not resolved in our favor, we may be required to pay substantial damages, and we and/or our customers, development partners and licensees may be required to stop or delay activities in the United States such as research, development, manufacturing and sales of products based on technologies covered by these patents;

  •
  our substantial manufacturing operations in China subject us to a number of risks, including the potential inability to control our operations and relationships in China, enforce any agreements we have with Chinese partners, to find, retain or train suitable employees in China and to effectively protect our intellectual property rights in China;

  •
  adverse business or financial conditions affecting the automotive industry may have a material adverse effect on our development and marketing partners and our battery business; and

  •
  our principal competitors have, and any future competitors may have, greater financial and marketing resources than we do, and they may therefore develop batteries or other technologies similar or superior to ours or otherwise compete more successfully than we do.

Company Information

        We were incorporated in Delaware on October 19, 2001. Our corporate headquarters are located at Arsenal on the Charles, 321 Arsenal Street, Watertown, Massachusetts 02472, and our telephone number is (617) 778-5700. Our website address is www.a123systems.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

        We use various trademarks and trade names in our business, including without limitation "A123" and "A123 Systems." This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders.

        Unless the context otherwise requires, we use the terms "A123," "our company," "we," "us" and "our" in this prospectus to refer to A123 Systems, Inc. and its subsidiaries.

THE OFFERING

Common stock offered by A123	25,000,000 shares
Common stock offered by the selling stockholders	680,501 shares
Over-allotment option	3,852,075 shares
Common stock to be outstanding after this offering	100,426,049 shares
Use of proceeds	We intend to use the net proceeds to us from this offering for capital expenditures, working capital and other general corporate purposes. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other companies, assets or technologies. We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders consist of our chief executive officer and all of our founders, including our chief technology officer and vice president of business development. See the "Use of Proceeds" section of this prospectus for more information.
Risk factors	You should read the "Risk Factors" section of this prospectus beginning on page 10 for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.
Proposed symbol	"AONE"

        The number of shares of our common stock to be outstanding after this offering is based on 70,680,520 shares of our common stock outstanding as of August 31, 2009 and excludes:

  •
  10,493,698 shares of our common stock issuable upon the exercise of stock options outstanding as of August 31, 2009 at a weighted average exercise price of $5.54 per share;

  •
  3,285,324 shares of our common stock reserved as of August 31, 2009 for future issuance under our 2001 and 2009 stock incentive plans; and

  •
  171,696 shares of our common stock issuable upon the exercise of warrants outstanding as of August 31, 2009 at a weighted average exercise price of $4.12 per share.

        Unless otherwise indicated, the information in this prospectus assumes the following:

  •
  an initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus;

  •
  the automatic conversion of all of our outstanding convertible preferred stock, other than shares of our series E and series F convertible preferred stock, into shares of our common stock, on a one-for-one basis, upon the closing of this offering;

  •
  the automatic conversion of all of our outstanding series E convertible preferred stock into shares of our common stock, on a one-for-1.476 basis, upon the closing of this offering;

  •
  the automatic conversion of all of our outstanding series F convertible preferred stock into shares of our common stock, on a one-for-1.384 basis, upon the closing of this offering;

  •
  the filing of our restated certificate of incorporation and the adoption of our restated by-laws as of the closing date of this offering; and

  •
  no exercise by the underwriters of their over-allotment option.

        The conversion ratios at which our series E and F convertible preferred stock convert into shares of our common stock adjust based on the initial public offering price. See Note 16 to our consolidated financial statements.

SUMMARY CONSOLIDATED FINANCIAL DATA

        You should read the following consolidated financial information together with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Product	$28,346	$35,504	$53,514	$18,015	$36,638
Research and development services	6,002	5,845	15,011	3,919	6,284

Total revenue	34,348	41,349	68,525	21,934	42,922

Cost of revenue
Product	28,960	38,320	70,474	23,797	39,186
Research and development services	4,417	4,499	10,295	2,878	4,505

Total cost of revenue	33,377	42,819	80,769	26,675	43,691

Gross profit (loss)	971	(1,470)	(12,244)	(4,741)	(769)

Operating expenses
Research and development	8,851	13,241	36,953	15,094	22,814
Sales and marketing	1,537	4,307	8,851	3,606	4,227
General and administrative	6,129	13,336	21,544	8,831	12,452

Total operating expenses	16,517	30,884	67,348	27,531	39,493

Operating loss	(15,546)	(32,354)	(79,592)	(32,272)	(40,262)

Other income (expense):
Interest income	871	1,729	1,258	614	62
Interest expense	(641)	(716)	(812)	(407)	(572)
Gain (loss) on foreign exchange	—	502	(724)	76	(115)
Unrealized loss on preferred stock warrant liability	(362)	(57)	(286)	(759)	(70)

Other income (expense), net	(132)	1,458	(564)	(476)	(695)

Loss from operations, before tax	(15,678)	(30,896)	(80,156)	(32,748)	(40,957)
Provision for income taxes	40	97	275	184	267

Loss from operations, net of tax	(15,718)	(30,993)	(80,431)	(32,932)	(41,224)
Cumulative effect of change in accounting principle	(57)	—	—	—	—

Net loss	(15,775)	(30,993)	(80,431)	(32,932)	(41,224)
Less: Net loss (income) attributable to the noncontrolling interest	—	27	(39)	(63)	574

Net loss attributable to A123 Systems, Inc.	(15,775)	(30,966)	(80,470)	(32,995)	(40,650)
Accretion to preferred stock	(26)	(35)	(42)	(20)	(28)

Net loss attributable to A123 Systems, Inc. common stockholders	$(15,801)	$(31,001)	$(80,512)	$(33,015)	$(40,678)

(Footnotes appear on following page)

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in thousands, except per share data)
Net loss per share attributable to common stockholders—basic and diluted:
Loss per share attributable to common stockholders before cumulative effect of change in accounting principle	$(2.64)	$(4.88)	$(9.04)	$(3.85)	$(4.39)
Cumulative effect of change in accounting principle	(0.01)	—	—	—	—

Net loss per share attributable to common stockholders—basic and diluted	$(2.65)	$(4.88)	$(9.04)	$(3.85)	$(4.39)

Weighted average number of common shares outstanding:	5,971	6,351	8,904	8,579	9,272

Pro forma net loss per share—basic and diluted(1)			$(1.47)		$(0.65)

Pro forma weighted average common shares outstanding(1)			54,764		62,939

	Years Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in thousands)
Other Operating Data:
Shipments (in watt hours, or Wh)(2)	20,016	32,010	44,900	15,423	27,663

	As of June 30, 2009
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$114,877	$114,877	$316,648
Working capital	125,807	125,807	327,850
Total assets	269,408	269,408	466,334
Preferred stock warrant liability	1,020	—	—
Long-term debt, including current portion	16,238	16,238	16,238
Redeemable convertible preferred stock	334,572	—	—
Redeemable common stock	11,500	—	—
Total A123 Systems, Inc. stockholders' (deficit) equity	(170,319)	176,773	373,971

(1)
The pro forma net loss per share, basic and diluted, and pro forma weighted average shares outstanding in the table above give effect to the automatic conversion of all of our outstanding convertible preferred stock and redeemable common stock into common stock upon the closing of this offering.

(2)
We measure our product shipments in watt hours, or Wh, which refers to the aggregate amount of energy that could be delivered in a single complete discharge of a battery. We calculate watt hours for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

(3)
The pro forma consolidated balance sheet data in the table above give effect to the automatic conversion of all of our outstanding convertible preferred stock and redeemable common stock into common stock upon the closing of this offering.

(4)
The pro forma as adjusted consolidated balance sheet data in the table above give effect to our receipt of the estimated net proceeds to us from this offering at an assumed initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have had a history of losses, and we may be unable to achieve or sustain profitability.

        We have never been profitable. We experienced net losses of $15.8 million for 2006, $31.0 million for 2007, $80.5 million for 2008, and $40.7 million for the six months ended June 30, 2009. We expect we will continue to incur net losses in 2009. We expect to incur significant future expenses as we develop and expand our business and our manufacturing capacity. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. These increased expenditures will make it harder for us to achieve and maintain future profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability.

We have yet to achieve positive cash flow, and our ability to generate positive cash flow is uncertain.

        To rapidly develop and expand our business, we have made significant up-front investments in our manufacturing capacity and incurred research and development, sales and marketing and general and administrative expenses. In addition, our growth has required a significant investment in working capital over the last several years. We have had negative cash flow before financing activities of $29.1 million for 2006, $56.1 million for 2007, $76.0 million for 2008, and $62.2 million for the six months ended June 30, 2009. We anticipate that we will continue to have negative cash flow for the foreseeable future as we continue to make significant future capital expenditures to expand our manufacturing capacity and incur increased research and development, sales and marketing, and general and administrative expenses. Our business will also require significant amounts of working capital to support our growth. Therefore, we may need to raise additional capital from investors to achieve our expected growth, and we may not achieve sufficient revenue growth to generate positive future cash flow. An inability to generate positive cash flow for the foreseeable future or raise additional capital on reasonable terms may decrease our long-term viability.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

        We have been in existence since 2001, but much of our growth has occurred in recent periods. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed.

        In addition, we are targeting new and emerging markets for our batteries and battery systems. However, historically, a significant portion of the products that we have sold are designed for the consumer tool market, which is a more mature market with different growth prospects than our other target markets. Several of our products are still under development, including a battery in prismatic form designed for use in the automotive industry, and the timing of the ultimate release, if any, of new production quality products is not determinable. Our efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable. Therefore, our recent historical growth trajectory may not provide an accurate representation of the market dynamics we may be exposed to in the future, making it difficult to evaluate our future prospects.

The demand for batteries in the transportation and other markets depends on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline prices could adversely affect demand for electric and hybrid electric vehicles.

        We believe that much of the present and projected demand for advanced batteries in the transportation and other markets results from recent increases in the cost of oil, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternate forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of oil decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternate forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for our batteries could be reduced, and our business and revenue may be harmed.

        Gasoline prices have been extremely volatile, and this continuing volatility is expected to persist. Lower gasoline prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline prices remain at deflated levels for extended periods of time, the demand for hybrid and electric vehicles may decrease, which would have a material adverse effect on our business.

If we are unable to develop, manufacture and market products that improve upon existing battery technology and gain market acceptance, our business may be adversely affected. In addition, many factors outside of our control may affect the demand for our batteries and battery systems.

        We are researching, developing, manufacturing and selling lithium-ion batteries and battery systems. The market for advanced rechargeable batteries is at a relatively early stage of development, and the extent to which our lithium-ion batteries will be able to meet our customers' requirements and achieve significant market acceptance is uncertain. Rapid and ongoing changes in technology and product standards could quickly render our products less competitive, or even obsolete if we fail to continue to improve the performance of our battery chemistry and systems. Other companies that are seeking to enhance traditional battery technologies have recently introduced or are developing batteries based on nickel metal-hydride, liquid lithium-ion and other emerging and potential technologies. These competitors are engaged in significant development work on these various battery systems. One or more new, higher energy rechargeable battery technologies could be introduced which could be directly competitive with, or superior to, our technology. The capabilities of many of these competing technologies have improved over the past several years. Competing technologies that outperform our batteries could be developed and successfully introduced, and as a result, there is a risk that our products may not be able to compete effectively in our target markets. If our battery technology is not adopted by our customers, or if our battery technology does not meet industry requirements for power and energy storage capacity in an efficient and safe design our batteries will not gain market acceptance.

        In addition, the market for our products depends upon third parties creating or expanding markets for their end-user products that utilize our batteries and battery systems. If such end-user products are not developed, if we are unable to have our products designed into these end user products, if the cost of these end-user products is too high, or the market for such end-user products contracts or fails to develop, the market for our batteries and battery systems would be expected similarly to contract or collapse. Our customers operate in extremely competitive industries, and competition to supply their needs focuses on delivering sufficient power and capacity in a cost, size and weight efficient package. The ability of our customers to adopt new battery technologies will depend on many factors outside of our control. For example, in the automotive industry, we depend on our customers' ability to develop HEV, PHEV and EV platforms that gain broad appeal among end users.

        Many other factors outside of our control may also affect the demand for our batteries and battery systems and the viability of widespread adoption of advanced battery applications, including:

  •
  performance and reliability of battery power products compared to conventional and other non-battery energy sources and products;

  •
  success of alternative battery chemistries, such as nickel-based batteries, lead-acid batteries and conventional lithium-ion batteries and the success of other alternative energy technologies, such as fuel cells and ultra capacitors;

  •
  end-users' perceptions of advanced batteries as relatively safe and reliable energy storage solutions, which could change over time if alternative battery chemistries prove unsafe or become the subject of significant product liability claims and negative publicity is generated on the battery industry as a whole;

  •
  cost-effectiveness of our products compared to products powered by conventional energy sources and alternative battery chemistries;

  •
  availability of government subsidies and incentives to support the development of the battery power industry;

  •
  fluctuations in economic and market conditions that affect the cost of energy stored by batteries, such as increases or decreases in the prices of electricity;

  •
  continued investment by the federal government and our customers in the development of battery powered applications;

  •
  heightened awareness of environmental issues and concern about global warming and climate change; and

  •
  regulation of energy industries.

Adverse business or financial conditions affecting the automobile industry may have a material adverse effect on our development and marketing partners and our battery business.

        Much of our business depends on and is directly affected by the general economic state of the United States and global automobile industry. The effect of the continued economic difficulties of the major automobile manufacturers on our business is unclear. Two major auto manufacturers have filed for bankruptcy and one of our existing customers has entered into a debt restructuring process, and it is possible that more of these companies may encounter financial difficulties. The impact of any such financial difficulties on the automobile industry and its suppliers is unclear and difficult to predict. Possible effects could include reduced spending on alternative energy systems for automobiles, a delay in the introduction of new, or the cancellation of new and existing, hybrid and electric vehicles and programs, and a delay in the conversion of existing batteries to lithium-ion batteries, each of which would have a material adverse effect on our business.

        We have entered into agreements relating to joint design and development efforts with several automotive manufacturers and tier 1 suppliers regarding their HEV, PHEV and EV development efforts. Certain of these manufacturers and suppliers have in recent years experienced static or reduced revenues, increased costs, net losses, loss of market share, bankruptcy, labor issues and other business and financial challenges. The viability of the "Big Three" U.S. auto manufacturers, particularly GM and Chrysler, remains unclear. As a result, these or other automotive manufacturers may discontinue or delay their planned introduction of HEVs, PHEVs or EVs as a result of adverse changes in their financial condition or other factors. Automotive manufacturers may also seek alternative battery systems from other suppliers which may be more cost-effective or require fewer modifications in standard manufacturing processes than our products. We may also experience delays or losses with respect to the collection of payments due from customers in the automotive industry experiencing financial difficulties. For example, one of our customers, Think Global, is experiencing financial difficulties. As a result, we recorded an allowance for bad debt of $1.3 million for the outstanding amounts due from Think and recorded a $2.6 million charge for obsolete inventory related to this program.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

        We increased our number of full-time employees from 227 at December 31, 2006 to 1,672 at August 31, 2009, and our revenue increased from $34.3 million in 2006 to $68.5 million in 2008. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial, information technology and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Expanding a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our operating results in any particular quarter.

Because we build our manufacturing capacity based on our projection of future design wins and supply agreements, our business revenue and profits will depend upon our ability to enter into and complete these agreements, successfully complete these expansion projects, achieve competitive manufacturing yields and drive volume sales consistent with our demand expectations.

        In order to fulfill the anticipated demand for our products, we invest in capital expenditures in advance of actual customer orders, based on estimates of future demand. We plan to continue the expansion of our manufacturing capacity across multiple product lines. The build-up of our internal manufacturing capabilities exposes us to significant up-front fixed costs. If market demand for our products does not increase as quickly as we have anticipated and align with our expanded manufacturing capacity, or if we fail to enter into and complete projected development and supply agreements, we may be unable to offset these costs and to achieve economies of scale, and our operating results may be adversely affected as a result of high operating expenses, reduced margins, underutilization of capacity and asset impairment charges. Alternatively, if we experience demand for our products in excess of our estimates, our installed capital equipment may be insufficient to support higher production volumes, which could harm our customer relationships and overall reputation. In addition, we may not be able to expand our workforce and operations in a timely manner, procure adequate resources, or locate suitable third-party suppliers, to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers, and our current or future business could be materially and adversely affected. Our ability to meet such excess customer demand could also depend on our ability to raise additional capital and effectively scale our manufacturing operations.

        We utilize standard manufacturing equipment that we modify and customize in order to meet our production needs. While this equipment may be available from various suppliers, its procurement requires long lead times. Therefore, we may experience delays, additional or unexpected costs and other adverse events in connection with our capacity expansion projects, including those associated with potential delays in the procurement and customization of manufacturing equipment.

        If we are unable to achieve and maintain satisfactory production yields and quality as we expand our manufacturing capabilities, our relationships with certain customers and overall reputation may be harmed, and our sales could decrease.

We may not be able to obtain, or to agree on acceptable terms and conditions for, all or a significant portion of the government grants, loans and other incentives for which we have applied and may in the future apply. Our customers and potential customers applying for government grants, loans and other incentives may condition purchases of our products upon their receipt of these funds or delay purchases of our products until their receipt of these funds.

        We have applied for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of electric vehicles and advanced battery technologies. Much of our planned domestic manufacturing capacity expansion depends on receipt of these funds and other incentives, and the failure to obtain these funds or other incentives could materially and adversely affect our ability to expand our manufacturing capacity and meet planned production levels. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from the United States, state and foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives is and will be highly competitive. While we have been notified that we have been selected to receive a grant under the DOE Battery Initiative and have received some state incentives, we cannot assure you that we will be successful in obtaining additional grants, loans and other incentives. Moreover, state incentives depend on the continued availability of state funds. With respect to the grant which we have been awarded and the grants, loans and other incentives we may be awarded, we may not be able to satisfy or continue to satisfy the requirements and milestones imposed by the granting authority as conditions to receipt of the funds or other incentives, the timing of the receipt of the funds may not meet our needs and we nevertheless may be unable to successfully execute on our business plan. Moreover, not all of the terms and conditions associated with these incentive funds have been disclosed to us, and once disclosed, there may be terms and conditions with which we are unable to comply or which are commercially unacceptable to us. In addition, the DOE Battery initiative grant and any other federal government programs which may make additional awards to us will require us to spend a portion of our own funds for every incentive dollar we receive or are permitted to borrow from the government and will impose time limits during which we must use the funds awarded to us. If we are unable to raise sufficient additional capital so that we are able to receive all of the amounts which have and may be awarded to us in a timely manner, our ability to expand our manufacturing capacity could be materially adversely affected. In addition, less than expected actual and anticipated future demand for our products may cause us to slow the pace of the expansion of our manufacturing capacity such that we are not able to use the government incentive funds awarded or made available to us in the time periods required by the granting authorities.

        Our customers and potential customers applying for these government grants, loans and other incentives may condition purchases of our products upon receipt of these funds or delay purchases of our products until receipt of these funds, and if our customers and potential customers do not receive these funds or the receipt of these funds is significantly delayed, our results of operations could suffer.

We rely on a limited number of customers for a significant portion of our revenue, and the loss of our most significant or several of our smaller customers could materially harm our business.

        A significant portion of our revenue is generated from a limited number of customers. During each of the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, Black & Decker, together with its affiliates, represented 66%, 44%, 49% and 19% of our revenue, respectively. During the year ended December 31, 2008 and the six months ended June 30, 2009, revenue from Mercedes-Benz HighPerformanceEngines represented 12% and 16%, respectively, of our revenue. We expect revenue from Black & Decker will decline in the remainder of 2009 and therefore represent a smaller percentage of our revenue in future quarters. In addition, we do not anticipate receiving any more revenue in 2009 from Mercedes-Benz HighPerformanceEngines. For the six months ended June 30, 2009, revenue from BAE Systems represented 37% of our revenue. Although the composition of our significant customers will vary from period to period, we expect that most of our revenue will continue, for the forseeable future, to come from a relatively small number of customers. In addition, our contracts with our customers do not include long-term commitments or minimum volumes that ensure future sales of our products. Consequently, our financial results may fluctuate significantly from period-to-period based on the actions of one or more significant customers. A customer may take actions that affect us for reasons that we cannot anticipate or control, such as reasons related to the customer's financial condition, changes in the customer's business strategy or operations, the introduction of alternative competing products, or as the result of the perceived quality or cost-effectiveness of our products. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement or for other reasons outside of our control. In addition, our customers may seek to renegotiate the terms of current agreements or renewals. The loss of or a reduction in sales or anticipated sales to our most significant or several of our smaller customers could have a material adverse effect on our business, financial condition and results of operations.

Our financial results may vary significantly from period-to-period due to the long and unpredictable sales cycles for some of our products, the seasonality of certain end markets into which we sell our products, and changes in the mix of products we sell during a period, which may lead to volatility in our stock price.

        The size and timing of our revenue from sales to our customers is difficult to predict and is market dependent. Our sales efforts often require us to educate our customers about the use and benefits of our products, including their technical and performance characteristics. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle for us, typically many months. In some markets such as the transportation market, there is usually a significant lag time between the design phase and commercial production. We spend substantial amounts of time and money on our sales efforts and there is no assurance that these investments will produce any sales within expected time frames or at all. Given the potentially large size of battery development and supply contracts, the loss of or delay in the signing of a contract or a customer order could reduce significantly our revenue in any period. Since most of our operating and capital expenses are incurred based on the estimated number of design wins and their timing, they are difficult to adjust in the short term. As a result, if our revenue falls below our expectations or is delayed in any period, we may not be able to reduce proportionately our operating expenses or manufacturing costs for that period, and any reduction of manufacturing capacity could have long-term implications on our ability to accommodate future demand.

        Our profitability from period-to-period may also vary significantly due to the mix of products that we sell in different periods. While we have sold most of our products to date into the consumer market, as we expand our business we expect to sell new battery and battery system products into other markets and for other applications. These products are likely to have different cost profiles and will be sold into markets governed by different business dynamics. Consequently, sales of individual products may not necessarily be consistent across periods, which could affect product mix and cause gross and operating profits to vary significantly.

        In addition, since our batteries and battery systems are incorporated into our customers' products for sale into their respective end markets, our business is exposed to the seasonal demand that may characterize some of our customers' own product sales. Because many of our expenses are based on anticipated levels of annual revenue, our business and operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand.

        As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Our principal competitors have, and any future competitors may have, greater financial and marketing resources than we do, and they may therefore develop batteries or other technologies similar or superior to ours or otherwise compete more successfully than we do.

        Competition in the battery industry is intense. The industry consists of major domestic and international companies, most of which have existing relationships in the markets into which we sell as well as financial, technical, marketing, sales, manufacturing, scaling capacity, distribution and other resources and name recognition substantially greater than ours. These companies may develop batteries or other technologies that perform as well as or better than our batteries. We believe that our primary competitors are existing suppliers of cylindrical lithium-ion, nickel cadmium, nickel metal-hydride and in some cases, non-starting/lighting/ignition lead-acid batteries. A number of our competitors have existing and evolving relationships with our target customers. For example, Bosch and Samsung formed LiMotive to focus on the development, production and marketing of lithium-ion battery systems for application in hybrid and other electric vehicles, and Dow Chemical recently announced the establishment of a joint venture with Kokam America and others, pending receipt of government incentive funding, to build a facility in Michigan for the manufacture of lithium polymer batteries for use in HEVs and EVs. In addition, NEC and Nissan entered into a joint venture to develop lithium-ion batteries in prismatic form, Sanyo and Volkswagen agreed to develop lithium-ion batteries for HEVs, Sanyo already provides nickel metal hydride batteries for Ford and Honda, and Toyota and Panasonic are engaged in a joint venture to make batteries for HEVs and EVs. In addition, we expect new competitors will enter the markets for our products in the future. Potential customers may choose to do business with our more established competitors, because of their perception that our competitors are more stable, are more likely to complete various projects, can scale operations more quickly, have greater manufacturing capacity, are more likely to continue as a going concern and lend greater credibility to any joint venture. If we are unable to compete successfully against manufacturers of other batteries or technologies in any of our targeted applications, our business could suffer, and we could lose or be unable to gain market share.

If our products fail to perform as expected, we could lose existing and future business, and our ability to develop, market and sell our batteries and battery systems could be harmed.

        Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes. Despite testing, new and existing products have contained defects and errors and may in the future contain manufacturing or design defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which may adversely affect our business and our operating results.

        Our success in the transportation market depends, in part, on our ability to design, develop and commercially manufacture lithium-ion batteries in prismatic form for use in HEVs, PHEVs and EVs currently being developed and that may be developed in the future. The design and development of a lithium-ion battery in prismatic form for use in the automotive industry is complex, expensive, time-consuming and subject to rigorous quality and performance requirements. If we are unable to design, develop and commercially manufacture lithium-ion batteries in prismatic form that are accepted for use in the automotive industry, our business and operating results may be adversely affected.

We have identified material weaknesses in our internal control over financial reporting and if we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us.

        Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. In connection with our financial audits, we identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls. These material weaknesses were as follows:

  •
  we did not have an adequate number of personnel in our accounting and finance department with sufficient technical accounting expertise and, as a result, we could not evaluate in a timely manner the accounting implications of our business transactions; and

  •
  we did not design or maintain effective operating and information technology controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with accounting principles generally accepted in the United States, or GAAP.

        We are in the process of taking the necessary steps to remediate the material weaknesses that we identified and have made enhancements to our control procedures; however, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified.

        We cannot assure you that our efforts to fully remediate these internal control weaknesses will be successful or that similar material weaknesses will not recur.

        Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. Moreover, these changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our products to new and existing customers. For a more detailed discussion of our material weaknesses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting."

If our warranty expense estimates differ materially from our actual claims, or if we are unable to estimate future warranty expense for new products, our business and financial results could be harmed.

        Our warranty for our products ranges from one to five years from the date of sale, depending on the type of product and its application. We expect that in the future some of our warranties will extend beyond five years. In the consumer market, we typically provide a warranty against certain potential manufacturing defects, which may cause high-rates of self-discharge, inaccurate voltage, and other product irregularities. In the electric grid services and transportation markets, we may also provide a warranty against a certain percentage decline in the initial power and energy density specifications of a particular product. Since we began selling our first products in the consumer market in the first quarter of 2006 and in the transportation market in the first quarter of 2007, and we have only recently shipped our first product in the electric grid services market, we have a limited product history on which to base our warranty estimates. Because of the limited operating history of our batteries and battery systems, our management is required to make assumptions and to apply judgment regarding a number of factors, including anticipated rate of warranty claims, the durability and reliability of our products, and service delivery costs. Our assumptions could prove to be materially different from the actual performance of our batteries and battery systems, which could cause us to incur substantial expense to repair or replace defective products in the future and may exceed expected levels against which we have reserved. If our estimates prove incorrect, we could be required to accrue additional expenses from the time we realize our estimates are incorrect and also face a significant unplanned cash burden at the time our customers make a warranty claim, which could harm our operating results.

        In addition, with our new products and products that remain under development, we will be required to base our warranty estimates on historical experience of similar products testing of our batteries and performance information learned during our development activities with the customer. If we are unable to estimate future warranty costs for any new product, we will be required to defer recognizing revenue for that product until we are able reasonably to estimate the associated warranty expense. As a result, our financial results could vary significantly from period-to-period.

Product liability or other claims could cause us to incur losses or damage our reputation.

        The risk of product liability claims and associated adverse publicity is inherent in the development, manufacturing, marketing and sale of batteries and battery systems. Certain materials we use in our batteries, as well as our batteries and battery systems, could, if used improperly, cause injuries to others. Improperly charging or discharging our batteries could cause fires. Any accident involving our batteries or other products could decrease or even eliminate demand for our products. Because some of our batteries are designed to be used in vehicles, and because vehicle accidents can cause injury to persons and damage to property, we are subject to a risk of claims for such injuries and damages. In addition, we could be harmed by adverse publicity resulting from problems or accidents caused by third party products that incorporate our batteries. For example, our business and operating results could be harmed by adverse publicity resulting from injury to persons or damage to property caused by a defective electronic system on a battery system manufactured by a third party that incorporates our batteries.

        Although we have product liability insurance for our products of up to an annual aggregate limit of $102 million, this may be inadequate to cover all potential product liability claims. In addition, while we often seek to limit our product liability in our contracts, such limits may not be enforceable or may be subject to exceptions. Any product recall or lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse affect on our business and financial condition. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. If we were to experience a large insured loss, it might exceed our coverage limits, or our insurance carriers could decline to further cover us or raise our insurance rates to unacceptable levels, any of which could impair our financial position and results of operations. A successful product liability claim against us could require us to pay a substantial monetary award. We cannot assure you that such claims will not be made in the future.

We are subject to financial and reputational risks due to product recalls resulting from product quality and liability issues.

        The risk of product recalls, and associated adverse publicity, is inherent in the development, manufacturing, marketing, and sale of batteries and battery systems. Our products and the products of third parties in which our products are a component are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur, and as demand increases for lighter and more powerful rechargeable batteries. At the same time, product quality and liability issues present significant risks. Product quality and liability issues may affect not only our own products but also the third-party products in which our batteries and battery systems are a component. Our efforts and the efforts of our development partners to maintain product quality may not be successful, and if they are not, we may incur expenses in connection with, for example, product recalls and lawsuits, and our brand image and reputation as a producer of high-quality products may suffer. Any product recall or lawsuit seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall could generate substantial negative publicity about our products and business, interfere with our manufacturing plans and product delivery obligations as we seek to replace or repair affected products, and inhibit or prevent commercialization of other future product candidates. Although we do have product liability insurance, we do not have insurance to cover the costs associated with a product recall and the expenses we would incur in connection with a product recall could have a material adverse affect on our operating results.

We depend on third parties to deliver raw materials, parts, components and services in adequate quality and quantity in a timely manner and at a reasonable price.

        Our manufacturing operations depend on obtaining raw materials, parts and components, manufacturing equipment and other supplies including services from reliable suppliers in adequate quality and quantity in a timely manner. It may be difficult for us to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the interruption of supply or increased industry demand. This may adversely affect our operations. The prices of raw materials, parts and components and manufacturing equipment may increase due to changes in supply and demand. In addition, currency fluctuations and a weakening of the U.S. dollar against foreign currencies may adversely affect our purchasing power for raw materials, parts and components and manufacturing equipment from foreign suppliers.

        We depend on sole source suppliers or a limited number of suppliers for certain key raw materials and component parts used in manufacturing and developing our products. We generally purchase raw materials pursuant to purchase orders placed from time to time and have no long-term contracts or other guaranteed supply arrangements with our sole or limited source suppliers. Therefore, our operating margins may be impacted by price fluctuations in the commodities we use as raw materials in our batteries. As a result, our suppliers may not be able to meet our requirements relative to specifications and volumes for key raw materials, and we may not be able to locate alternative sources of supply at an acceptable cost. In the past, we have experienced delays in product development due to the delivery of raw materials from our suppliers that do not meet our specifications. In addition, if a sole source supplier ceased to continue to produce a component with little or no notice to us, our business could be harmed. Any future inability to obtain high quality raw materials or manufacturing equipment in sufficient quantities on competitive pricing terms and on a timely basis, due to global supply and demand or a dispute with a supplier, may delay battery production, impede our ability to fulfill existing or future purchase orders and harm our reputation and profitability.

Our failure to raise additional capital necessary to expand our operations and invest in our products and manufacturing facilities could reduce our ability to compete successfully.

        We may require additional capital in the future and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. We are also seeking federal and state grants, loans and tax incentives some of which we intend to use to expand our operations. We may not be successful in obtaining these funds or incentives. If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:

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  develop or enhance our products or introduce new products;

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  continue to expand our development, sales and marketing and general and administrative organizations and manufacturing operations;

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  attract top-tier companies as customers or as our technology and product development partners;

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  acquire complementary technologies, products or businesses;

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  expand our operations, in the United States or internationally;

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  expand and maintain our manufacturing capacity;

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  hire, train and retain employees; or

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  respond to competitive pressures or unanticipated working capital requirements.

Our working capital requirements involve estimates based on demand expectations and may decrease or increase beyond those currently anticipated, which could harm our operating results and financial condition.

        In order to fulfill the product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements.

Credit market volatility and illiquidity may affect our ability to raise capital to finance our operations, plant expansion and growth.

        The credit markets have experienced extreme volatility during the last year, and worldwide credit markets have remained illiquid despite injections of capital by the federal government and foreign governments. Despite the capital injections and government actions, banks and other lenders, such as equipment leasing companies, have significantly increased credit requirements and reduced the amounts available to borrowers. Companies with low credit ratings may not have access to the debt markets until the liquidity improves, if at all. If current credit market conditions do not improve, we may not be able to access debt or leasing markets to finance our plant expansion plans.

We may be unable to successfully implement or manage our planned expansion of our domestic manufacturing capability or realize the expected benefits of our planned expansion.

        We expect to aggressively expand our battery manufacturing capacity in the United States to meet expected demand for our product. Much of our planned domestic expansion depends upon our receipt of sufficient federal and state incentive funding. We may not receive the federal and state funding necessary for our planned expansion at all or on a timely basis. In addition, such funding could be subject to conditions that are commercially unacceptable to us or for which we are unable to comply. Even if we succeed in aggressively expanding our domestic manufacturing capacity, we may not have enough demand for our products to justify the increased capacity.

        Any such expansion will place a significant strain on our senior management team and our financial and other resources. Our proposed expansion will expose us to greater overhead and support costs and other risks associated with the manufacture and commercialization of new products. Our ability to manage our growth effectively will require us to continue to improve our operations and our financial and management information systems and to train, motivate and manage our employees. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

We may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals.

        We believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel who are familiar with our key customers and experienced in the battery industry. We plan to continue to expand our work force both domestically and internationally. Industry demand for such employees, especially employees with experience in battery chemistry and battery manufacturing processes, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. This competition will intensify if the advanced battery market continues to grow, possibly requiring increases in compensation for current employees over time. We compete in the market for personnel against numerous companies, including larger, more established competitors who have significantly greater financial resources than we do and may be in a better financial position to offer higher compensation packages to attract and retain human capital. We cannot be certain that we will be successful in attracting and retaining the skilled personnel necessary to operate our business effectively in the future. Because of the highly technical nature of our batteries and battery systems, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

Our future success depends on our ability to retain key personnel.

        Our success will depend to a significant extent on the continued services of our senior management team, and in particular David Vieau, our chief executive officer, and Gilbert N. Riley, Jr., our chief technical officer. The loss or unavailability of either of these individuals could harm our ability to execute our business plan, maintain important business relationships and complete certain product development initiatives, which could harm our business. We do not have agreements requiring any of our senior management team to remain with our company. In addition, each of these individuals could terminate his or her relationship with us at any time, and we may be unable to enforce any applicable employment or non-compete agreements.

If we do not continue to form and maintain economic arrangements with original equipment manufacturers, or OEMs, to commercialize our products, our profitability could be impaired.

        Our business strategy requires us to integrate the design of our products into products being developed by OEMs, and therefore to identify acceptable OEMs and enter into agreements with them. In addition, we will need to meet their requirements and specifications by developing and introducing new products and enhanced or modified versions of our existing products on a timely basis. OEMs often require unique configurations or custom designs for batteries or battery systems which must be developed and integrated into a product well before the product is launched. This development process requires not only substantial lead time between the commencement of design efforts for a customized battery system and the commencement of volume shipments of the battery systems to the customer, but also the cooperation and assistance of the OEMs in order to determine the requirements for each specific application. Technical problems may arise that affect the acceptance of our product by OEMs. If we are unable to design and develop products that meet OEMs' requirements, we may lose opportunities to obtain purchase orders, and our reputation may be damaged. In addition, we may not receive adequate assistance from OEMs to successfully commercialize our products, which could impair our profitability.

Declines in product prices may adversely affect our financial results.

        Our business is subject to intense price competition worldwide, which makes it difficult for us to maintain product prices and achieve adequate profits. Such intense price competition may adversely affect our ability to achieve profitability, especially during periods of decreases in demand. In addition, because of their purchasing size, our larger automotive customers can influence market participants to compete on price terms. If we are not able to offset pricing reductions resulting from these pressures by improved operating efficiencies and reduced expenditures, those pricing reductions may have an adverse impact on our business.

We are currently implementing a new software platform. If these implementations are not successful, our business and operations could be disrupted and our operating results could be harmed.

        We are currently implementing new software platforms to assist us in the management of our business. The implementation of new software management platforms and the addition of these platforms at new locations, especially overseas, require significant management time, support and cost. We expect the implementation and enhancements of these platforms to continue across new and existing sites worldwide. In addition, as our business continues to develop, we expect to add and enhance existing management platforms in the areas of financial, inventory control, engineering, and customer support and warranty management. We cannot be sure that these platforms will be fully or effectively implemented on a timely basis, if at all. If we do not successfully implement this project, our operations may be disrupted and our operating expenses could be harmed. In addition, the new systems may not operate as we expect them to, and we may be required to expend significant resources to correct problems or find alternative sources for performing these functions.

Our inability to effectively and quickly transfer, replicate and scale our new product manufacturing processes from low volume prototype production to high volume manufacturing facilities, could adversely affect our results of operations.

        Under our manufacturing model, we develop and establish manufacturing processes and systems for the low volume prototype production of our new products. As demand increases for a product, we transfer these processes and systems to, and replicate and scale these processes and systems in our high volume manufacturing facilities. If we are unable to effectively and quickly transfer, replicate and scale these manufacturing processes and systems, we may be unable to meet our customers' product quality and quantity requirements and lower our costs of goods sold and our results of operations could be adversely affected.

        In addition, our costs of goods sold for some of our new products exceed the purchase price for that product paid to us by our customers. If we are unable to decrease unit production costs for these products by increasing volumes, improving the manufacturing process, reducing transportation and handling costs or obtaining lower cost raw materials or component parts, we will not realize a profit from these products and our business will be harmed.

Problems in our manufacturing and assembly processes could limit our ability to produce sufficient batteries to meet the demands of our customers.

        Regardless of the process technology used, the manufacturing and assembly of safe, high-power batteries and battery systems is a highly complex process that requires extreme precision and quality control throughout a number of production stages. Because we outsource the manufacturing and assembly of one battery model and certain battery systems, we are unable to directly control delivery schedules, quality assurance, manufacturing yields and production costs. Any defects in battery packaging, impurities in the electrode materials used, contamination of the manufacturing environment, incorrect welding, excess moisture, equipment failure or other difficulties in the manufacturing process could cause batteries to be rejected, thereby reducing yields and affecting our ability to meet customer expectations.

        As we have scaled up our production capacity, we have experienced production problems that limited our ability to produce a sufficient number of batteries to meet the demands of one of our customers in the consumer market. If these or other production problems recur and we are unable to resolve them in a timely fashion, our business could suffer and our reputation may be harmed.

Our failure to cost-effectively manufacture our batteries and battery systems in quantities which satisfy our customers' demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

        We manufacture a substantial percentage of our products rather than relying upon third-party outsourcing. To be successful, we must cost-effectively manufacture commercial quantities of our complex batteries and battery systems that meet our customer specifications for quality and timely delivery. To facilitate the commercialization of our products, we will need to further reduce our manufacturing costs, which we intend to do by working with manufacturing partners and by improving our manufacturing and development operations in our wholly-owned operations in China. We manufacture our batteries and assemble our products in China, Korea, Massachusetts and Michigan. We depend on the performance of our manufacturing partners, as well as our own manufacturing operations, to manufacture and deliver our products to our customers. If we or any of our manufacturing partners are unable to manufacture products in commercial quantities on a timely and cost-effective basis, we could lose our customers and be unable to attract future customers.

        In addition, we have recently begun to shift most of our battery assembly and all of our battery system manufacturing from contract manufacturing to in-house manufacturing, so our in-house experience with battery assembly and battery system manufacturing is limited.

We may be unable to complete or integrate acquisitions effectively, which may adversely affect our growth, profitability and results of operations.

        Acquisitions of businesses and assets have played a role in our growth. In the past four years, we have completed three acquisitions. However, we cannot be certain that we will be able to continue to identify attractive acquisition targets, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Additionally, we may not be successful in integrating acquired businesses into our existing operations and achieving projected synergies. Competition for acquisition opportunities in the various industries in which we operate may rise, thereby increasing our costs of making acquisitions or causing us to refrain from making further acquisitions. These and other acquisition-related factors could negatively and adversely impact our growth, profitability and results of operations.

Laws regulating the manufacture or transportation of batteries may be enacted which could result in a delay in the production of our batteries or the imposition of additional costs that could harm our ability to be profitable.

        Laws and regulations exist today, and additional laws and regulations may be enacted in the future, which impose environmental, health and safety controls on the storage, use and disposal of certain chemicals and metals used in the manufacture of lithium-ion batteries. Complying with any laws or regulations could require significant time and resources from our technical staff and possible redesign of one or more of our products, which may result in substantial expenditures and delays in the production of one or more of our products, all of which could harm our business and reduce our future profitability. The transportation of lithium and lithium-ion batteries is regulated both domestically and internationally. Compliance with these regulations, when applicable, increases the cost of producing and delivering our products.

We depend on contracts with the U.S. government and its agencies or on subcontracts with the U.S. government's prime contractors for revenue and research grants to fund or partially fund our research and development programs, and our failure to retain current or obtain additional contracts could preclude us from achieving our anticipated levels of revenue growth and profitability, increase our research and development expenses and delay or halt certain research and development programs.

        Our ability to develop and market some of our products depends upon maintaining our U.S. government contract revenue and research grants obtained, which are recorded as incremental revenue and an offset to our research and development expenses, respectively. Many of our U.S. government contracts are funded incrementally, with funding decisions made on an annual basis. Approximately 2.8% of our total revenue and 26.3% of our research and development expenses during the year ended December 31, 2008 were derived from government contracts and subcontracts. Changes in government policies, priorities or programs that result in budget reductions could cause the government to cancel existing contracts or eliminate follow-on phases in the future which would severely inhibit our ability to successfully complete the development and commercialization of some of our products. In addition, there can be no assurance that, once a government contract is completed, it will lead to follow-on contracts for additional research and development, prototype build and test or production. Furthermore, there can be no assurance that our U.S. government contracts or subcontracts will not be terminated or suspended in the future. A reduction or cancellation of these contracts, or of our participation in these programs, would increase our research and development expenses, which could materially and adversely affect our results of operations and could delay or impair our ability to develop new technologies and products.

If we are unable to develop manufacturing facilities for our products in the United States, we may lose business opportunities and our customer relationships may suffer.

        We believe that developing manufacturing facilities for our products in the United States is important, in order to address national economic imperatives, such as job creation, as well as to more efficiently address the needs of our U.S.-based customers. This expansion depends upon our receiving federal and state financial incentives, primarily in the form of direct grants and loans, to provide the necessary capital for facilities and equipment. If we are unable to obtain this government assistance on a timely basis and in the amounts requested, we will not be able to scale our capacity meet current and future customer demand for our products.

Because of the funding we receive from U.S. government entities and our government business initiatives, we are subject to U.S. federal government audits and other regulation, and our failure to satisfy audit requirements or comply with applicable regulations could subject us to material adjustments or penalties that could negatively impact our business.

        The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, substantial portions of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations. Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

        As we grow our government business, we may also need to comply with U.S. laws regulating the export of our products, particularly in our government business. We cannot be certain of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for international sales or domestic sales to foreign persons. Moreover, the export regimes and the governing policies applicable to our business are subject to change. Our failure to comply with these and other applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our suspension or debarment from contracting with the federal government generally, any of which would harm our business, financial condition and results of operations.

Our ability to sell our products to our direct, OEM and tier 1 supplier customers depends in part on the quality of our engineering and customization capabilities, and our failure to offer high quality engineering support and services could have a material adverse effect on our sales and operating results.

        A high level of support is critical for the successful marketing and sale of our products. The sale of our batteries and battery systems is characterized by significant co-development and customization work in certain applications. This development process requires not only substantial lead time between the commencement of design efforts for a customized battery system and the commencement of volume shipments of the battery systems to the customer, but also the cooperation and assistance of the OEMs to determine the requirements for each specific application. Once our products are designed into an OEM or tier 1 supplier customer's products or systems, the OEM or tier 1 supplier customer depends on us to resolve issues relating to our products. If we do not effectively assist our OEM or tier 1 supplier customers in customizing, integrating and deploying our products in their own systems or products, or if we do not succeed in helping them quickly resolve post-deployment issues and provide effective ongoing technical support, our ability to sell our products would be adversely affected.

        In addition, while we have supply and co-development agreements with customers located in different regions of the world, we do not have a globally distributed engineering support and services organization. Currently, any issue resolution related to our products, system deployment or integration is channeled back to our energy solutions group in Hopkinton, Massachusetts and Novi, Michigan, from which engineers and support personnel are deployed. As we grow our business with our existing customers and beyond the markets into which we currently sell our battery technologies, we may need to increase the size of our engineering support teams and deploy them closer to our customers. Our inability to deliver a consistent level of engineering support and overall service as we expand our operations could have a material adverse effect on our business and operating results. Moreover, despite our internal quality testing, our products may contain manufacturing or design defects or exhibit performance problems at any stage of their lifecycle. These problems could result in expensive and time-consuming design modifications and impose additional needs for engineering support and maintenance services as well as significant warranty charges.

Our past and future operations may lead to substantial environmental liability.

        The handling and use of some of the materials used in the development and manufacture of our products are subject to federal, state and local environmental laws, as well as environmental laws in other jurisdictions in which we operate. Under applicable environmental laws, we may be jointly and severally liable with prior property owners for the treatment, cleanup, remediation and/or removal of any hazardous substances discovered at any property we use. In addition, courts or government agencies may impose liability for, among other things, the improper release, discharge, storage, use, disposal or transportation of hazardous substances. If we incur any significant environmental liabilities, our ability to execute our business plan and our financial condition would be harmed.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events, including widespread public health problems.

        Our headquarters, including sales offices and research and development centers, is located in Massachusetts. We also operate manufacturing, logistics, sales and research and development facilities in Michigan, China, Korea and Canada. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses relating to such damages. In addition, a renewed outbreak of SARS, avian flu, swine flu or another widespread public health problem in China or the United States could have a negative effect on our operations.

Risks Related to Intellectual Property

Third parties have asserted that they own or control patents that are infringed by our products.

        We are presently involved in two related patent litigations with Hydro-Québec involving certain patents it has licensed from The University of Texas, or UT, related to electrode materials used in lithium-ion batteries. After discussions with Hydro-Québec about the relevance of two of these patents to our products, we brought an action in the Federal District Court of Massachusetts seeking a declaratory judgment that our products do not infringe these two UT patents. In response, Hydro-Québec and the UT countersued us in the Federal Courts in Texas. Both cases are currently stayed pending re-examination of these patents by the U.S. Patent Office. The re-examination of these patents is complete, but the stay continues, although the litigation could resume at any time. For a more detailed discussion of our patent litigation, see "Business—Legal Proceedings."

        We believe that we have valid non-infringement defenses against both of these patents and that at least one of the patents is invalid. If we were to challenge the validity of any issued United States patent in court, we would need to overcome a presumption of validity that attaches to every patent. This burden is high and would require us to present clear and convincing evidence as to the invalidity of the patent's claims. There is no assurance that a court would find in our favor on infringement or validity and, if this case is not resolved in our favor, we may be required to pay substantial damages. In addition, an adverse ruling could cause us, and our customers, development partners and licensees, to stop, modify or delay activities in the United States such as research, development, manufacturing and sales of products based on technologies covered by these patents. We would need to develop products and technologies that design around these patents or obtain a license to the appropriate patent. There is no certainty that such design-arounds exist or if they exist that they would be commercially competitive, and there is no certainty that a license from the appropriate parties could be obtained. Also, the mere existence, and the uncertainty with respect to the ultimate outcome, of this patent litigation or any other patent litigation that we may become involved with, could cause our current and potential customers, development partners, the federal or state governments and licensees to stop, delay or avoid doing business with us or modify the extent to which they are willing to do business with us, and this loss or delay of business could harm our operating results and our ability to execute on our business plan.

Other parties may also bring intellectual property infringement claims against us which would be time-consuming and expensive to defend, and if any of our products or processes is found to be infringing, we may not be able to procure licenses to use patents necessary to our business at reasonable terms, if at all.

        Our success depends in part on avoiding the infringement of other parties' patents and proprietary rights. We may inadvertently infringe existing third-party patents or third-party patents issued on existing patent applications. In the United States and most other countries, patent applications are published 18 months after filing. As a result, there may be third-party pending patent applications of which we are unaware, and which we may infringe once they issue. These third parties could bring claims against us that, even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could cause us to pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. In addition, we may have, and may be required to, make representations as to our right to supply and/or license intellectual property and to our compliance with laws. Such representations are usually supported by indemnification provisions requiring us to defend our customers and otherwise make them whole if we license or supply products that infringe on third party technologies or violate government regulations. Further, if a patent infringement suit were brought against us, we and our customers, development partners and licensees could be forced to stop or delay research, development, manufacturing or sales of products based on our technologies in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with products based on our technologies. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property.

        Any successful infringement action brought against us may also adversely affect marketing of products based on our technologies in other markets not covered by the infringement action. Furthermore, we may suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. As a result, any infringement action against us would likely harm our competitive position, be costly and require significant time and attention of our key management and technical personnel.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

        Competitors or others may infringe our patents. To counter infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover that technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of this litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

        We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be expensive and distract our management.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

        Patent applications in the United States are maintained in secrecy until the patents are published or are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. We also cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued. Furthermore, if these patent applications issue, some foreign countries provide significantly less effective patent enforcement than in the United States.

        The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our operations.

Our patents and other protective measures may not adequately protect our proprietary intellectual property.

        We regard our intellectual property, particularly our proprietary rights in our battery and battery system technology, as critical to our success. We have received a number of patents, and filed other patent applications, for various applications and aspects of our technology or processes and other intellectual property. In addition, we generally enter into confidentiality and invention agreements with our employees and consultants. Such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

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  our pending patent applications may not be granted for various reasons, including the existence of conflicting patents or defects in our applications;

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  the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;

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  parties to the confidentiality and invention agreements may have such agreements declared unenforceable or, even if the agreements are enforceable, may breach such agreements;

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  the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement prohibitive;

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  even if we enforce our rights aggressively, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights; and

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  other persons may independently develop proprietary information and techniques that are functionally equivalent or superior to our intellectual proprietary information and techniques but do not breach our patented or unpatented proprietary rights.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

        We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, contractors, consultants, outside scientific collaborators and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or independently develop processes or products that are similar or identical to our trade secrets, and courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Associated With Doing Business Internationally and Specifically in China

Our substantial international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions.

        We have significant manufacturing facilities and operations in China and Korea that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. In addition, we expect to sell a significant portion of our products to customers located outside the United States. Risks inherent to international operations and sales, include, but are not limited to, the following:

  •
  difficulty in enforcing agreements, judgments and arbitration awards in foreign legal systems;

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  fluctuations in exchange rates may affect product demand and may adversely affect our profitability in U.S. dollars to the extent the cost of raw materials and labor is denominated in a foreign currency;

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  impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments and the fact that the local currencies of these countries are not freely convertible;

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  inability to obtain, maintain or enforce intellectual property rights;

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  changes in general economic and political conditions;

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  changes in foreign government regulations and technical standards, including additional regulation of rechargeable batteries, power technology, or the transport of lithium or phosphate, which may reduce or eliminate our ability to sell or license in certain markets;

  •
  requirements or preferences of foreign nations for domestic products could reduce demand for our products;

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  trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive; and

  •
  longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable, which may reduce the future profitability of foreign sales.

        Our business in foreign jurisdictions requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends on our ability to succeed in different legal, regulatory, economic, social and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each foreign jurisdiction where we do business. Also, each of the foregoing risks will likely take on increased significance as we implement plans to expand foreign manufacturing operations.

Since many of our products are manufactured in China, we own and lease manufacturing facilities in China and the Chinese market is of growing importance for our products, we face risks if China loses normal trade relations status with the United States or if US-China trade relations are otherwise adversely impacted.

        We manufacture and export our products from China and own and lease manufacturing facilities in China. We may also sell our products in China in the future. Our products sold in the United States have normal trade relations status and are currently not subject to United States import duties. As a result of opposition to certain policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to normal trade relations status with China. The United States Congress may also introduce China trade legislation targeting currency manipulation, which may adversely affect our business in China. The loss of normal trade relations status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China, and any retaliatory measures that impact our products in the Chinese market, could have an adverse effect on our business.

        A change in exchange rates mandated by legislation could negatively impact the cost of imported raw materials and products.

        Furthermore, our business and operations may be adversely affected by deterioration of the diplomatic and political relationships between the United States and China. If the relationship between the United States and China were to materially deteriorate, it could negatively impact our ability to control our operations and relationships in China, enforce any agreements we have with Chinese partners or otherwise deal with any assets or investments we may have in China.

Our ongoing manufacturing operations in China are complex and having these remote operations may divert management's attention, lead to disruptions in operations, delay implementation of our business strategy and make it difficult to establish adequate management and financial controls in China. Our plans to grow our business to include sales to Chinese customers may necessitate additional management attention to establishing and maintaining one or more joint venture relationships with Chinese parties.

        Currently, we have most of our manufacturing operations in China. We may not be able to find or retain suitable employees in China and we may have to train personnel to perform necessary functions for our manufacturing, senior management and development operations. This may divert management's attention, lead to disruptions in operations and delay implementation of our business strategy, all of which could negatively impact our profitability.

        China has only recently begun to adopt management and financial reporting concepts and practices like those with which investors in the United States are familiar. We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are expected of a United States public company. If we cannot establish and implement such controls, we may experience difficulty in collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. standards.

        Growing our business to include sales to Chinese customers may involve us entering into a Chinese-foreign joint venture with a Chinese partner. A Chinese-foreign joint venture can be a complex business arrangement requiring substantial management attention to the joint venture relationship. The joint venture will also require capital contributions and due to China's foreign exchange controls, uncertainty as to the ability to repatriate profits and principal out of China.

Because of the relative weakness of the Chinese legal system in general, and the intellectual property regime in particular, we may not be able to enforce intellectual property rights in China.

        The legal regime protecting intellectual property rights in China is weak. Because the Chinese legal system in general, and the intellectual property regime in particular, are relatively weak, it is often difficult to create and enforce intellectual property rights in China. Accordingly, we may not be able to effectively protect our intellectual property rights in China.

Enforcing agreements and laws in China is difficult and may be impossible because China does not have a comprehensive system of laws.

        We depend on our relationships with our Chinese manufacturing partners. In China, enforcement of contractual agreements may be sporadic, and implementation and interpretation of laws may be inconsistent. The Chinese judiciary is relatively inexperienced in interpreting agreements and enforcing China's laws, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment or an arbitration award by a court of another jurisdiction.

The government of China may change or even reverse its policies of promoting private industry and foreign investment, in which case our assets and operations may be at risk.

        Our existing and planned operations in China are subject to risks related to the business, economic and political conditions in China, which include the possibility that the central government of China will change or even reverse its policies of promoting private industry and foreign investment in China. The government of China has exercised and continues to exercise substantial control over virtually every section of the Chinese economy through regulation and state ownership. Many of the current reforms which support private business in China are of recent origin or provisional in nature. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities of per capita wealth among citizens of China and between regions within China, could also lead to further readjustment of the government's reform measures. It is not possible to predict whether the Chinese government will continue to be as supportive of private business in China, nor is it possible to predict how any future reforms will affect our business. For example, if the government were to limit the number of foreign personnel who could work in the country, substantially increase taxes on foreign businesses, eliminate export processing zones, restrict the transportation of goods in and out of the country, adopt policies favoring competitors or impose other restrictions on our operations, the impact may be significant.

        Significantly, a reversal of current liberalizations of foreign exchange controls by the Chinese government could be disruptive and costly to our cross-border operations and our business as a whole.

Business practices in China and Korea may entail greater risk and dependence upon the personal relationships of senior management than is common in North America, and therefore some of our agreements with other parties in China and Korea could be difficult or impossible to enforce.

        The business cultures of China and Korea are, in some respects, different from the business cultures in Western countries and may present some difficulty for Western investors reviewing contractual relationships among companies in China and Korea and evaluating the merits of an investment. Personal relationships among business principals of companies and business entities in China and Korea are very significant in their business cultures. In some cases, because so much reliance is based upon personal relationships, written contracts among businesses in China and Korea may be less detailed and specific than is commonly accepted for similar written agreements in Western countries. In some cases, material terms of an understanding are not contained in the written agreement but exist as oral agreements only. In other cases, the terms of transactions which may involve material amounts of money are not documented at all. In addition, in contrast to Western business practices where a written agreement specifically defines the terms, rights and obligations of the parties in a legally-binding and enforceable manner, the parties to a written agreement in China or Korea may view that agreement more as a starting point for an ongoing business relationship which will evolve and require ongoing modification. As a result, written agreements in China or Korea may appear to the Western reader to look more like outline agreements that precede a formal written agreement. While these documents may appear incomplete or unenforceable to a Western reader, the parties to the agreement in China or Korea may feel that they have a more complete understanding than is apparent to someone who is only reading the written agreement without having attended the negotiations. As a result, contractual arrangements in China and Korea may be more difficult to review and understand.

China has introduced sweeping reforms to its income tax, turnover tax and other tax laws and regulations. Some of the changes increase the taxes foreign-invested and other businesses in China will incur on specific types of transactions as well as arising from operations generally in China. Our earnings may be affected by tax adjustments to reflect such changes in the law.

        Pursuant to a comprehensive reform of China's tax system that took effect on January 1, 2008, income tax incentives granted to foreign-invested enterprises, and geographically-based incentives, have largely been eliminated and have been replaced with incentives designed to encourage enterprises, domestic and foreign-invested alike, in selected industries. For example, dividends paid by foreign-invested enterprises to foreign shareholders are no longer exempt from withholding tax. A 10% withholding tax applies to dividends, although the rate is reduced to 5% by certain tax treaties. The tax holidays and tax reduction periods and the reduced national income tax rate that foreign-invested enterprises engaged in production used to enjoy have also been removed. The tax incentives promised to our wholly foreign-owned subsidiaries located in export processing zones at the time of inception will be phased-out by the end of 2012. At that time, these subsidiaries and any new foreign-invested enterprises we might establish as part of our strategy to expand the market for our products will no longer have income tax advantages over Chinese domestic businesses.

        China's turnover tax system consists of VAT, consumption tax and business tax. VAT is primarily imposed on import and sales of goods and certain services, such as repairing, processing and replacement. Export sales are exempt under VAT rules, and an exporter who incurs VAT on the purchase or manufacture of goods should be able to claim a refund from Chinese tax authorities. Depending on whether VAT export refund rates are raised or reduced for relevant goods, exporters might bear part of the VAT they incurred in conjunction with producing the exported goods. To mitigate the effects of the global economic downturn on China's export industry, the PRC Ministry of Finance and the State Administration of Taxation have raised VAT rebates on numerous exported labor-intensive and high-value-added products. However, the Chinese government may also lower rebate rates in future in response to different economic and policy objectives.

        China has also introduced sweeping VAT policy reforms with effect from January 1, 2009, which facilitate China's shift from a production-based VAT scheme to a consumption-based system. Generally, the new system reduces the total output VAT of production enterprises as fixed-asset investment costs related to VAT-eligible output are no longer subject to VAT. However, our VAT costs will depend on our ability to pass on input VAT to our local suppliers and customers. As the relevant VAT law and implementing regulations are new, there may be a period of adjustment before any cost-savings are realized.

        Business tax is usually a fee of 3-5 percent levied on services—such as transport, construction, education, finance, and insurance—transfer of intangible assets, and sales of fixed assets, none of which are generally eligible for VAT. New business tax regulations, which took effect January 1, 2009, may impose business on services exchanged among China- and foreign-based entities which previously were not subject to business tax, and the potential overall impact is to increase the tax burden of cross-border service transactions.

        Frequent changes to China's tax laws can result in uncertainty and unpredictability in financial results of our operations in China. China's tax laws are supplemented with detailed implementation rules and circulars. However, the interpretation of the rules may vary among local tax authorities.

Risks Related to this Offering and Ownership of Our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

        As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the exchange on which we list our shares of common stock issued in this offering. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

        Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock approved for quotation on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

        The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

  •
  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  fluctuations in our recorded revenue, even during periods of significant sales order activity;

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  changes in estimates of our financial results or recommendations by securities analysts;

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  failure of any of our products to achieve or maintain market acceptance;

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  product liability issues involving our products or our competitors' products;

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  changes in market valuations of similar companies;

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  success of competitive products or technologies;

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  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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  announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

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  developments or announcements related to our application for government stimulus funds;

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  regulatory developments in the United States, foreign countries or both;

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  litigation involving us, our general industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us; and

  •
  changes in general economic, industry and market conditions.

        In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the "Underwriters" section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Based on shares outstanding as of August 31, 2009, upon completion of this offering, we will have outstanding 100,426,049 shares of common stock, assuming no exercise of the underwriters' over-allotment option. This includes the 25,680,501 shares that we and the selling stockholders are selling in this offering, plus an additional 418,298 shares, which may be resold in the public market immediately. Of the remaining shares, 72,766,729 shares of common stock will be subject to a 180-day contractual lock-up with the underwriters, and 1,560,521 shares of common stock will be subject to a 180-day contractual lock-up with us. These shares will be able to be sold, subject to any applicable volume limitations under federal securities laws, after the earlier of the expiration of, or release from, the 180-day lock-up period. Morgan Stanley and Goldman, Sachs & Co., acting as co-representatives of the underwriters, may permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

        In addition, as of August 31, 2009, there were 10,493,698 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 66.7 million shares of our common stock as of August 31, 2009, will have rights, subject to some conditions, to require us to file registration statements covering their shares and to include their shares in registration statements that we may file for ourselves or other stockholders. Holders of an aggregate of approximately 3.3 million additional shares of our common stock as of August 31, 2009, will have rights, subject to some conditions, to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including 3,285,324 shares reserved for future issuance under our equity incentive plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

        See the section titled "Shares Eligible for Future Sale" for a discussion of the lock-up agreements and other transfer restrictions.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $5.14 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed 37.9% of the total consideration paid by our stockholders to purchase shares of common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of August 31, 2009, 10,493,698 shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $5.54 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the "Dilution" section of this prospectus.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds to us from this offering for capital expenditures, including capital expenditures related to the expansion of our manufacturing capacity in Michigan, working capital, and other general corporate purposes, which may in the future include investments in, or acquisitions of, complementary businesses, joint ventures, partnerships, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

        After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

        Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

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  authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

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  limiting the liability of, and providing indemnification to, our directors and officers;

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  limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

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  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

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  controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

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  providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

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  establishing a classified board of directors so that not all members of our board are elected at one time;

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  limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

  •
  providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

        As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

        These forward-looking statements are only predictions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We have described in the "Risk Factors" section and elsewhere in this prospectus the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

        The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

        This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $201.8 million and the net proceeds to the selling stockholders will be $5.5 million, assuming an initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The selling stockholders consist of our chief executive officer and all of our founders, including our chief technology officer and vice president of business development.

        A $0.75 increase (decrease) in the assumed initial public offering price of $8.75 per share would increase (decrease) the net proceeds to us from this offering by approximately $17.4 million, and increase (decrease) the net proceeds to the selling stockholders from this offering by $0.5 million, assuming the number of shares offered by us and the selling stockholders, as listed on the cover of this prospectus, remains the same.

        We intend to use the net proceeds to us from this offering for capital expenditures, including capital expenditures related to the expansion of our manufacturing capacity in Michigan, working capital and other general corporate purposes. The portion of the proceeds of this offering we use to expand our manufacturing capacity and the timing of the use thereof are subject to the pace at which we expand our manufacturing capacity. The pace at which we expand our manufacturing capacity depends on actual and anticipated future demand for our products. We may also use a portion of the net proceeds to us to expand our business through acquisitions of other companies, assets or technologies and to fund joint ventures with development partners. At this time we do not have any commitment to any specific acquisitions or to fund joint ventures. In addition, we may choose to use a part of the net proceeds from this offering to repay outstanding borrowings under our revolving line of credit or term loan from time to time. As of June 30, 2009, we had $8.0 million outstanding under this revolving line of credit. The interest rate on the revolving line of credit is prime, which was 3.25% at June 30, 2009. This revolving line of credit will expire in September 2010. As of June 30, 2009, we had $13.7 million outstanding under our term loan. Amounts borrowed under the term loan are repayable over a 36-month period beginning six months after the date of borrowing. The interest rate on the term loan is prime plus 0.75%.

        Some of the other principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, and provide liquidity to existing stockholders. A public market for our common stock will facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions. Depending on the future demand for our products and the pace at which we expand our manufacturing capacity, we may seek to raise additional capital to fund our manufacturing expansion.

        We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenue, our future expenses and any potential acquisitions that we may pursue. Pending the uses of the net proceeds of this offering as described above, we intend to invest the net proceeds of this offering in investment-grade, interest-bearing securities including corporate, financial institution, federal agency and U.S. government obligations. See "Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment."

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, recent and expected operating results, current and anticipated cash needs, and restrictions imposed by lenders, if any.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2009:

  •
  on an actual basis;

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  on a pro forma basis to give effect to the conversion of all of our outstanding preferred stock and redeemable common stock into common stock upon the completion of this offering on an assumed one-for-one basis, except for series E convertible preferred stock, which would convert on a one-for-1.38 basis; and

  •
  on a pro forma basis as adjusted to give further effect to the issuance and sale by us of 25,000,000 shares of our common stock in this offering at an assumed initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted column gives effect to the automatic conversion of all of our outstanding convertible preferred stock on a one-for-one basis, except for series E convertible preferred stock, which will convert on a one-for-1.476 basis, and series F convertible preferred stock, which will convert on a one-for-1.384 basis upon the closing of this offering at an assumed initial public offering price of $8.75 per share.

        Our capitalization following the closing of this offering will be adjusted based upon the actual initial public offering price and other terms of the offering determined at pricing. You should read the following table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	As of June 30, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Total long-term debt, including current portion	$16,238	$16,238	$16,238

Preferred stock warrant liability	1,020	—	—

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, par value $0.001 per share, 8,312,087 shares authorized, 8,312,087 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	8,377	—	—
Series A-1 redeemable convertible preferred stock, par value $0.001 per share, 2,925,000 shares authorized, 2,925,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	4,356	—	—
Series B redeemable convertible preferred stock, par value $0.001 per share, 9,691,116 shares authorized, 9,623,750 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	19,996	—	—
Series C redeemable convertible preferred stock, par value $0.001 per share, 9,047,719 shares authorized, 8,988,389 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	30,283	—	—
Series D redeemable convertible preferred stock, par value $0.001 per share, 10,669,708 shares authorized, 10,669,708 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	69,948	—	—

	As of June 30, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Series E redeemable convertible preferred stock, par value $0.001 per share, 6,152,553 shares authorized, 6,152,553 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	102,016	—	—
Series F redeemable convertible preferred stock, par value $0.001 per share, 10,862,226 shares authorized, 10,862,226 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	99,596	—	—

Total redeemable convertible preferred stock	334,572	—	—

Redeemable common stock, par value $0.001 per share, 1,592,797 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	11,500	—	—

Stockholders' equity (deficit):
Series B-1 convertible preferred stock, par value $0.001 per share, 1,493,065 shares authorized, 1,493,065 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1	—	—
Common stock, par value $0.001 per share, 115,000,000 shares authorized, 7,697,248 shares issued and outstanding, actual; 250,000,000 shares authorized, 70,664,261 shares issued and outstanding, pro forma and 250,000,000 shares authorized, 100,426,049 shares issued and outstanding, pro forma as adjusted	8	71	100
Additional paid-in capital	23,679	370,709	567,878
Accumulated other comprehensive loss	(468)	(468)	(468)
Accumulated deficit	(193,539)	(193,539)	(193,539)

Total A123 Systems, Inc. stockholders' (deficit) equity	(170,319)	176,773	373,971

Total capitalization	$193,011	$193,011	$390,209

        A $0.75 increase (decrease) in the initial public offering price of $8.75 per share would increase (decrease) total stockholders' equity in the pro forma as adjusted column by $17.4 million, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma column of the table above does not include:

  •
  579,361 shares of our common stock issuable upon the automatic conversion of our outstanding series E convertible preferred stock due to a change in the conversion ratio for our series E convertible preferred stock immediately prior to the closing of this offering; and

  •
  4,166,167 shares of our common stock issuable upon the automatic conversion of our outstanding series F convertible preferred stock due to a change in the conversion ratio for our series F convertible preferred stock immediately prior to the closing of this offering.

        The pro forma column and the pro forma as adjusted column of the table above do not include:

  •
  10,244,577 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2009 at a weighted average exercise price of $5.40 per share;

  •
  550,695 shares of our common stock reserved as of June 30, 2009 for future issuance under our stock compensation plans; and

  •
  171,696 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2009, at a weighted average exercise price of $4.12 per share.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of June 30, 2009, was $165.5 million, or $2.34 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding, after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering.

        After giving effect to the sale by us of 25,000,000 shares of our common stock in this offering at an assumed initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2009 would have been approximately $362.7 million, or $3.61 per share of our common stock. This amount represents an immediate increase in our pro forma net tangible book value of $1.27 per share to our existing stockholders and an immediate dilution in our pro forma net tangible book value of $5.14 per share to new investors purchasing shares of our common stock in this offering at the initial public offering price.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$8.75
Pro forma net tangible book value per share as of June 30, 2009	$2.34
Increase per share attributable to this offering	1.27

Pro forma net tangible book value per share after this offering		$3.61

Dilution per share to new investors		$5.14

        An initial public offering price of $8.00 per share, which is the bottom of the range listed on the cover page of this prospectus, would decrease our pro forma net tangible book value per share after this offering by approximately $0.25 and would decrease dilution per share to new investors by approximately $0.50, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same. In addition, to the extent any outstanding options or warrants are exercised, new investors will experience further dilution.

        An initial public offering price of $9.50 per share, which is the top of the range listed on the cover page of this prospectus, would increase our pro forma net tangible book value per share after this offering by approximately $0.23 and would increase dilution per share to new investors by approximately $0.52, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $3.78 per share, representing an immediate increase to existing stockholders of $0.17 per share and an immediate dilution of $4.97 per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

        The following table summarizes, as of June 30, 2009, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	75,426,047	75.1%	$357,686,744	62.1%	$4.74
New investors	25,000,000	24.9	218,750,000	37.9	8.75

Total	100,426,047	100%	$576,436,744	100%	$5.74

        A $0.75 increase (decrease) in the assumed initial public offering price of $8.75 per share would increase (decrease) the total consideration paid to us by new investors by $17.4 million and increase (decrease) the percent of total consideration paid to us by new investors by 2.0% assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

        The percentage of shares purchased from us by existing stockholders is based on 70,664,261 shares of our common stock outstanding as of June 30, 2009 after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering. This number excludes:

  •
  10,244,577 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2009, at a weighted average exercise price of $5.40 per share;

  •
  550,695 shares of our common stock reserved as of June 30, 2009 for future issuance compensation plans; and

  •
  171,696 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2009, at a weighted average exercise price of $4.12 per share.

        If all our outstanding stock options and outstanding warrants had been exercised as of June 30, 2009, assuming the treasury stock method, our pro forma net tangible book value as of June 30, 2009 would have been approximately $165.5 million or $2.20 per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $3.46 per share, representing dilution in our pro forma net tangible book value per share to new investors of $5.29.

        The sale of 680,501 shares of our common stock to be sold by the selling stockholders in this offering will reduce the number of shares of our common stock held by existing stockholders to 74,745,546, or 74.4% of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to 25,680,501, or 25.6% of the total shares of our common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. We have derived the annual consolidated financial data from our audited financial statements, the last three years of which are included elsewhere in this prospectus. We have derived the interim consolidated financial data from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the information set forth therein. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Years Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Product	$—	$—	$28,346	$35,504	$53,514	$18,015	$36,638
Research and development services	109	749	6,002	5,845	15,011	3,919	6,284

Total revenue	109	749	34,348	41,349	68,525	21,934	42,922

Cost of revenue
Product			28,960	38,320	70,474	23,797	39,186
Research and development services(1)			4,417	4,499	10,295	2,878	4,505

Total cost of revenue			33,377	42,819	80,769	26,675	43,691

Gross profit (loss)			971	(1,470)	(12,244)	(4,741)	(769)

Operating expenses
Research and development	3,945	11,164	8,851	13,241	36,953	15,094	22,814
Sales and marketing	315	862	1,537	4,307	8,851	3,606	4,227
General and administrative	1,608	3,000	6,129	13,336	21,544	8,831	12,452

Total operating expenses	5,868	15,026	16,517	30,884	67,348	27,531	39,493

Operating loss	(5,759)	(14,277)	(15,546)	(32,354)	(79,592)	(32,272)	(40,262)

Other income (expense)
Interest income	169	378	871	1,729	1,258	614	62
Interest expense	(19)	(422)	(641)	(716)	(812)	(407)	(572)
Gain (loss) on foreign exchange	—	—	—	502	(724)	76	(115)
Unrealized loss on preferred stock warrant liability	—	—	(362)	(57)	(286)	(759)	(70)

Other income (expense), net	150	(44)	(132)	1,458	(564)	(476)	(695)

	Years Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(in thousands, except per share data)
Loss from operations, before tax	$(5,609)	$(14,321)	$(15,678)	$(30,896)	$(80,156)	$(32,748)	$(40,957)
Provision for income taxes	—	—	40	97	275	184	267

Loss from operations, net of tax	(5,609)	(14,321)	(15,718)	(30,993)	(80,431)	(32,932)	(41,224)
Cumulative effect of change in accounting principle	—	—	(57)	—	—	—	—

Net loss	(5,609)	(14,321)	(15,775)	(30,993)	(80,431)	(32,932)	(41,224)
Less: Net loss (income) attributable to the noncontrolling interest	—	—	—	27	(39)	(63)	574

Net loss attributable to A123 Systems, Inc.	(5,609)	(14,321)	(15,775)	(30,966)	(80,470)	(32,995)	(40,650)
Accretion to preferred stock	(34)	(35)	(26)	(35)	(42)	(20)	(28)

Net loss attributable to A123 Systems, Inc. common stockholders	$(5,643)	$(14,356)	$(15,801)	$(31,001)	$(80,512)	$(33,015)	$(40,678)

Net loss per share attributable to common stockholders—basic and diluted
Loss per share attributable to common stockholders before cumulative effect of change in accounting principle	$(0.98)	$(2.48)	$(2.64)	$(4.88)	$(9.04)	$(3.85)	$(4.39)
Cumulative effect of change in accounting principle	—	—	(0.01)	—	—	—	—

Net loss per share attributable to common stockholders—basic and diluted	$(0.98)	$(2.48)	$(2.65)	$(4.88)	$(9.04)	$(3.85)	$(4.39)

Weighted average number of common shares outstanding	5,776	5,796	5,971	6,351	8,904	8,579	9,272

Pro forma net loss per share—basic and diluted					$(1.47)		$(0.65)

Pro forma weighted average common shares outstanding(2)					54,764		62,939

Other Operating Data:
Shipments (in Wh)(3)	—	—	20,016	32,010	44,900	15,423	27,663

(Footnotes on the following page)

	As of December 31,
						As of June 30, 2009
	2004	2005	2006	2007	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,305	$5,900	$9,484	$23,359	$70,510	$114,877
Working capital	16,839	3,069	14,314	30,727	69,345	125,807
Total assets	24,667	18,562	47,668	105,146	208,960	269,408
Preferred stock warrant liability	—	—	694	664	950	1,020
Long-term debt, including current portion	156	3,623	5,404	6,071	10,522	16,238
Redeemable convertible preferred stock	32,560	32,595	62,884	132,914	234,954	334,572
Redeemable common stock	—	—	—	—	11,500	11,500
Total A123 Systems, Inc. stockholders' deficit	(11,164)	(24,637)	(34,032)	(62,603)	(133,428)	(170,319)

(1)
In periods prior to 2006, we were a development stage company, and research and development costs of revenue were included in research and development operating expenses.

(2)
The pro forma weighted average common shares outstanding gives effect to the automatic conversion of all of our outstanding convertible preferred stock on a one-for-one basis, except for series E convertible preferred stock, which would convert on a one-for-1.38 basis, and redeemable common stock into common stock upon the closing of this offering.

(3)
We measure our product shipments in watt hours, or Wh, which refers to the aggregate amount of energy that could be delivered in a single complete discharge of a battery. We calculate watt hours for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under "Risk Factors."

Overview

        We design, develop, manufacture and sell advanced, rechargeable lithium-ion batteries and battery systems. Our batteries and battery systems provide a combination of power, safety and life that we believe no other commercially available battery provides. Our target markets are the transportation, electric grid services and consumer markets.

        We market and sell our products primarily through a direct sales force. In the transportation market, we are focusing sales of our batteries and battery systems to automotive manufacturers either directly or through tier 1 suppliers. We work with automotive manufacturers directly to educate and inform them about the benefits of our technology for use in HEVs, PHEVs and EVs and are engaged in design and development efforts with several automotive manufacturers and tier 1 suppliers. At the same time, we work with tier 1 suppliers who are developing integrated solutions using our batteries. In the electric grid services market, our agreement with AES was initiated directly by our sales force. In the consumer market, our sales are made both directly and indirectly through distributors with key accounts managed by our sales personnel. We have entered into an exclusive agreement to license certain of our technology in the field of consumer electronic devices (excluding power tools and certain other consumer products) and expect to receive royalty fees on net sales of licensed products that include our technology. We expect to expand our sales presence in Europe and Asia as our business in those regions continues to grow. We expect international markets to provide increased opportunities for our products. We opened our first European sales office in Germany in May 2009.

        Our sales cycles vary by product and market segment. Most of our batteries and battery systems typically undergo a lengthy development and qualification period prior to commercial production. We expect that the total time from customer introduction to commercial production will range from three to five years depending on the specific product and market served. Our long and unpredictable sales cycles and the potential large size of battery supply and development contracts cause our period-to-period financial results to be susceptible to significant variability. Since most of our operating and capital expenses are incurred up-front based on the anticipated timing of estimated design wins and customer orders, the loss or delay of any such orders could have a material adverse effect on a period's results. The variability in our period-to-period results will also be driven by likely period-to-period variations in product mix and by the seasonality experienced by some of the end markets into which we sell our products.

        We have over 450,000 square feet of manufacturing facilities worldwide. Our primary manufacturing facilities are located in China, where we mass produce our batteries, from raw powder to finished batteries and battery modules using both our facilities and third-party contractors. We produce our prismatic batteries at our facilities in Icheon, Korea. We also have the capability to manufacture and assemble low-volume battery modules and battery systems at our energy solutions group facility in Hopkinton, Massachusetts.

        Our manufacturing facilities include a lease entered into in May 2009 for a new facility in Livonia, Michigan, and we began to incur costs related to the build out of this facility in July 2009. We also plan to consolidate our existing Novi and Ann Arbor, Michigan facilities at this location. We expect to begin production in the Livonia facility by the end of 2010.

        We have been expanding our manufacturing capacity since inception, and we intend to further expand our manufacturing capacity by constructing more manufacturing lines. We intend to accelerate the expansion of our manufacturing capacity subject to actual and anticipated future demand for our products and the receipt of stimulus funds from the U.S. and state governments. We believe that increases in production capacity have had, and will continue to have, a significant effect on our financial condition and results of operations. We have made and continue to make significant up-front investments in our manufacturing capacity, which negatively impact earnings and cash balances, but we expect these investments will increase our revenue in the long term.

        Our research and development efforts are focused on developing new products and improving the performance of existing products. We fund our research and development initiatives both from internal and external sources. From inception through June 30, 2009, we have invested in excess of $109.0 million into our research and development activities. As part of our development strategy, certain customers fund or partially fund research and development efforts to design and customize batteries and battery systems for their specific applications.

        We were incorporated in 2001, and we began selling our first products commercially in the first quarter of 2006. Since inception through June 30, 2009, we have generated $188.2 million in revenue, consisting of $154.0 million from battery sales and $34.2 million from research and development services. Our revenue has grown from $41.3 million for the year ended December 31, 2007 to $68.5 million for the year ended December 31, 2008, and from $21.9 million for the six months ended June 30, 2008 to $42.9 million for the six months ended June 30, 2009. Total shipments measured in Wh have increased from 32.0 million Wh for the year ended December 31, 2007 to 44.9 million Wh for the year ended December 31, 2008, and from 15.4 million Wh for the six months ended June 30, 2008 to 17.0 million Wh for the six months ended June 30, 2009.

        We have continued to experience significant losses since inception, as we have continued to invest significantly in anticipation of growth in our business. In particular, we have invested in product development and sales and marketing in order to meet product requirements of our target markets and to secure design wins that may lead to strong revenue growth. We have also invested in the expansion of our manufacturing capacity to meet anticipated demand and our battery systems capabilities to provide battery systems solutions to our customers. We have funded these activities through private placements of capital stock and, to a lesser extent, with borrowings under notes payable and a revolving line of credit. As of June 30, 2009, we had an accumulated deficit of $193.5 million. As our business grows, the key factors to improving our financial performance will be revenue growth and revenue diversification into the transportation and electric grid services markets. Our revenue growth and revenue diversification will depend on our ability to secure design wins in the transportation and electric grid services markets. Higher revenue will also impact gross profit positively as higher production volumes will provide for increased absorption of manufacturing overhead and will reduce, on a percentage basis, the costs associated with increasing our production capacity.

Acquisitions

        On August 31, 2007, we acquired the outstanding capital stock of Enerland Co., Ltd. of South Korea, or Enerland, a battery company, for $14.3 million in cash. The purchase price was financed from the proceeds received from a private placement of preferred stock in August 2007.

        On February 23, 2007, we acquired substantially all of the assets of 2080418 Ontario Inc., d/b/a Hymotion, or Hymotion, which develops the Hymotion Battery Range Extender Module for converting HEVs to PHEVs. The aggregate purchase price was $0.1 million.

        On January 9, 2006, we acquired all of the outstanding capital stock of T/J Technologies, Inc., a company that provided contract research to various departments of the U.S. government. The aggregate purchase price of $6.8 million consisted of cash of $1.6 million, 1.5 million shares of our series B-1 convertible preferred stock, valued at $5.2 million, and transaction costs of $0.1 million.

Financial Operations Overview

  Revenue

        We derive revenue from product sales and research and development services.

        Product Revenue.    Product revenue is derived from the sale of our batteries and battery systems. Through June 30, 2009, product revenue represented 82% of our total revenue.

        A significant portion of our revenue is generated from a limited number of customers. Our three largest customers (BAE Systems, Black and Decker and Mercedes-Benz HighPerformanceEngines) accounted for approximately 72% of our total revenue during the six months ended June 30, 2009, and we expect that most of our revenue will continue to come from a relatively small number of customers for the foreseeable future. As we increase our focus on the transportation market, BAE Systems will represent a more substantial portion of our 2009 revenue, and the loss of BAE Systems as a customer could have a material adverse effect on our short-term revenue. Black and Decker has historically represented a significant portion of our revenue; however, we expect revenue from Black and Decker to decline in future periods as we increase our focus on the transportation and electric grid markets and Black and Decker engages additional suppliers for their battery requirements. We do not anticipate receiving any more revenue in 2009 from Mercedes-Benz HighPerformanceEngines.

        Research and Development Services Revenue.    Research and development services revenue is derived from contracts awarded by the U.S. federal government, other government agencies and commercial customers. These activities range from pure research, in which we investigate design techniques on new battery technologies at the request of a government agency or commercial customer, to custom development projects in which we are paid to enhance or modify an existing product or develop a new product to meet a customer's specifications. We expect to continue to perform funded research and development work and to use the technology developed to advance our new product development efforts. We expect that revenue from research and development services will vary period-to-period depending on the timing of cash payments received and, if applicable, the achievement of milestones. We expect that research development services revenue will decrease as a percentage of our total revenue due to the expected increase in product revenue.

        Deferred Revenue.    We record deferred revenue for product sales and research and development services in several different circumstances. These circumstances include (i) products delivered or services performed but other revenue recognition criteria have not been satisfied (ii) payments received in advance of products being delivered or services being performed and (iii) when all other revenue recognition criteria have been met, but we are not able to reasonably estimate the warranty expense. Deferred revenue includes customer deposits and up-front fees associated with research and development arrangements. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue. Deferred revenue will vary depending on the timing and amount of cash receipts from customers and can vary significantly depending on specific contractual terms. As a result, deferred revenue is likely to fluctuate from period-to-period. During 2008, we received and recorded as deferred revenue a $25.0 million up-front payment in connection with our license agreement with Gillette. Under our exclusive license agreement with Gillette, Gillette paid us an up-front fee of $22.5 million and a support fee of $2.5 million. Gillette will also be required to pay us an additional license fee following the completion of a support period. In addition, the agreement requires Gillette to pay us royalty fees on net sales of products that include our technology. We have agreed with Gillette that if, during a certain period following execution of the license agreement, we enter into an agreement with a third party that materially restricts Gillette's license rights under the license agreement, then we may be required to refund to Gillette all license and support fees paid to us by Gillette under the license agreement, plus, in certain cases, an additional amount to cover Gillette's capital and other expenses paid and/or committed by Gillette in reliance upon its rights under the license agreement.

  Cost of Revenue and Gross Profit

        Cost of product revenue includes the cost of raw materials, labor and outside processing fees that are required for the development and manufacture of our products, as well as manufacturing overhead costs, inventory obsolescence charges, warranty costs and costs associated with increasing our production capacity. Raw material costs, which are our most significant cost item over the past two years, have historically been stable, but increasing energy costs for some of our materials are expected to increase this cost. This increase may be partially offset by process innovation, dual sourcing of materials and increased volume as we achieve better economies of scale. We incur costs associated with unabsorbed manufacturing expenses prior to a factory being qualified for commercial production. We expect these unabsorbed manufacturing costs, which include certain personnel, rent, utilities, materials, testing and depreciation costs, to increase in absolute dollars and as a percentage of revenue in the near term. Over the long term, if our revenues increase, we would expect these costs to decrease as a percentage of total revenue.

        Cost of research and development services revenue includes the direct labor costs of engineering resources committed to funded research and development contracts, as well as third-party consulting, and associated direct material costs. Additionally, we include overhead expenses such as occupancy costs associated with the project resources, engineering tools and supplies and program management expense.

        Our gross profit as a percentage of revenue is affected by a number of factors, including the mix of products sold, customer diversification, the mix between product revenue and research and development services revenue, average selling prices, foreign exchange rates, our actual manufacturing costs and costs associated with increasing production capacity until full production is achieved. As we continue to grow and build out our manufacturing capacity, and as new product designs come into production, our gross profit will continue to fluctuate from period-to-period. In addition, we currently manufacture initial production quantities of battery systems at our Hopkinton, Massachusetts facility.

  Operating Expenses

        Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related expenses comprise the most significant component of these expenses. We expect to hire a significant number of new employees in order to support our anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue.

        Research and Development Expenses.    Research and development expenses consist primarily of expenses for personnel engaged in the development of new products and the enhancement of existing products. These expenses also consist of lab materials, quality assurance activities and facilities costs and other related overhead. We expense all of our research and development costs as they are incurred. In the near term, we expect research and development expenses to increase in large part due to personnel-related expenses as we seek to hire additional employees, as well as contract-related expenses as we continue to invest in the development of our products. Research and development expense is reported net of any funding received under contracts with governmental agencies and commercial customers that are considered to be cost sharing arrangements with no contractually committed deliverable. Accordingly, we expect that our research and development expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long term.

        Sales and Marketing Expenses.    Sales and marketing expenses consist primarily of personnel-related expenses, travel and other out-of-pocket expenses for marketing programs, such as trade shows, industry conferences, marketing materials and corporate communications, and facilities costs and other related overhead. We intend to hire additional sales personnel, initiate additional marketing programs and build additional relationships with resellers, systems integrators and strategic partners on a global basis. Accordingly, we expect that our sales and marketing expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long term.

        General and Administrative Expenses.    General and administrative expenses consist primarily of personnel-related expenses related to our executive, legal, finance, human resource and information technology functions, as well as fees for professional services and allocated facility overhead expenses. Professional services consist principally of external legal, accounting, tax, audit and other consulting services. We expect general and administrative expenses to increase as we incur additional costs related to operating as a publicly-traded company, including increased audit and legal fees, costs of compliance with securities, corporate governance and other regulations, investor relations expenses and higher insurance premiums, particularly those related to director and officer insurance. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

        Other Income (Expense), Net.    Other income (expense), net consists primarily of interest income on cash balances, interest expense on borrowings, change in fair value of preferred stock warrants and foreign currency-related gains and losses. We have historically invested our cash in money market investments. Our interest income will vary each reporting period depending on our average cash balances during the period and the current level of interest rates. Similarly, our foreign currency-related gains and losses will also vary depending upon movements in underlying exchange rates.

        Provision for Income Taxes.    Through the year ended December 31, 2008, we incurred net losses since inception and have not recorded provisions for U.S. federal income taxes since the tax benefits of our net losses have been offset by valuation allowances.

        We have recorded a tax provision for foreign taxes associated with our foreign subsidiaries and state income taxes where our net operating loss deductions are limited by statutes.

Watt Hours Operating Metric

        We measure our product shipments in watt hours, or Wh, which refers to the aggregate amount of energy that could be delivered in a single complete discharge by a battery. We calculate Wh for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. We determine a battery's Ah storage capacity at a specific discharge rate and a specific depth of discharge. We do this by charging the battery to its top voltage and by discharging it to zero capacity (2 volt charge level). The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

Application of Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our financial statements.

  Revenue Recognition

        We recognize revenue in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met.

        Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment, unless an acceptance period or other contingency exists. In general, our customary shipping terms are FOB shipping point or free carrier. In instances where customer acceptance of a product is required, revenue is either recognized upon the shipment when we are able to demonstrate the customer specific objective criteria have been met or the earlier of customer acceptance or expiration of the acceptance period.

        Research and development services revenue is recognized as services are performed consistent with the performance requirements of the contract using the proportional performance method. Where arrangements include milestones or governmental approval that impact the fees payable to us, revenue is limited to those amounts whereby collectibility is reasonably assured. We recognize revenue earned under time and materials contracts as services are provided based upon actual costs incurred plus a contractually agreed-upon profit margin. We recognize revenue from fixed-price contracts, using the proportional performance method based on the ratio of costs incurred to estimates of total expected project costs in order to determine the amount of revenue earned to date. Project costs are based on the direct salary and associated fringe benefits of the employees on the project plus all direct expenses incurred to complete the project that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. These estimates are based on historical experience and deliverables identified in the contract and are indicative of the level of benefit provided to our clients. There are no costs that are deferred and amortized over the contract term.

        If sales arrangements contain multiple elements, we apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, to determine if separate units of accounting exist within the arrangement. We have determined that, as of June 30, 2009, all sales arrangements should be accounted for as a single unit of accounting.

        Fees to license the use of our proprietary and licensed technologies are recognized only after both the license period has commenced and the technology has been delivered to the customer. Royalty revenue is recognized when it becomes determinable and collectibility is reasonably assured; otherwise we recognize revenue upon receipt of payment. To date, we have not recognized any license or royalty revenue.

        Because of the nature of our products, revenue recognition is based on a number of quantitative and qualitative factors. This can lead to significant fluctuations in our quarterly and annual revenues.

  Product Warranty Obligations

        We accrue for product warranty costs at the time revenue is recognized based on the historical rate of claims and costs to provide warranty services. Our standard warranty period extends one to five years from the date of sale, depending on the type of product purchased and its application. Our estimates of the amounts necessary to settle warranty claims are based primarily on our past experience. For our new products and products that remain under development, we will be required to base our warranty estimates on historical experience of similar products, testing of our batteries and battery systems, and performance information learned during our development activities with the customer. Although we believe our estimates are adequate and that the judgment we apply is appropriate, actual warranty costs could differ materially from our estimates. If we experience an increase in warranty claims above historical experience or our costs to provide warranty services increase, we would be required to increase our warranty accrual, and our cost of revenue would increase.

  Inventory

        We carry our inventory at the lower of historical cost or net realizable value assuming inventory items are consumed on a first-in, first-out basis. We recognize inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is written down to the estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technical obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in the cost of revenue in the period the revision is made.

  Business Combinations

        The purchase price of an acquisition accounted for as a purchase business combination is allocated to the tangible and intangible assets acquired based on their estimated fair values, with any amount in excess of such allocations designated as goodwill. Significant management judgment and assumptions are required in determining the fair value of acquired assets and liabilities, particularly acquired intangibles. For example, it is necessary to estimate the portion of development efforts that are associated with technology that is in process and has no alternative future use. The valuation of purchased intangibles is based upon estimates of the future performance and cash flows from the acquired business. Using different assumptions would materially impact the purchase price allocation and our financial position and results of operations.

  Impairment of Goodwill and Acquired Intangible Assets

        Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. We evaluate these assets on an annual basis as of October 1 or more frequently if we believe indicators of impairment exist. In the process of our annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method to determine the fair value of our intangible assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation.

        The estimates we have used are consistent with the plans and estimates that we use to manage our business. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges.

        As a result of the decline in revenue from our Enerland subsidiary and the termination of a supply agreement with Enerland's most significant customer, we evaluated the intangible asset associated with the customer relationships for impairment. This evaluation resulted in a $1.4 million intangible asset impairment charge for the year ended December 31, 2008.

  Impairment of Long-Lived Assets

        We periodically evaluate our long-lived assets for events and circumstances that indicate a potential impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset as compared to the recorded value of the asset. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

        As a result of the decline in revenue from our Enerland subsidiary and the termination of the supply agreement with Enerland's largest customer, we concluded that impairment indicators existed. As a result, we reviewed our long-lived assets, principally equipment, associated with the production of small prismatic batteries and recorded a $1.7 million asset impairment charge for the year ended December 31, 2008.

  Stock-Based Compensation

        We use the Black-Scholes option pricing model to determine the weighted average fair value of options granted. We recognize the compensation expense of share-based awards on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

        The determination of fair value of share-based payment awards utilizing the Black-Scholes model is affected by the fair value of our common stock as of the time of grant and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

        Prior to this offering, the fair value for our common stock, for the purpose of determining the exercise prices of our common stock options, was estimated by our board of directors, with input from management. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on various factors, including:

  •
  the prices for our convertible preferred stock sold to outside investors in arm's-length transactions;

  •
  the rights, preferences and privileges of that convertible preferred stock relative to those of our common stock;

  •
  our operating and financial performance;

  •
  the hiring of key personnel;

  •
  the introduction of new products;

  •
  our stage of development and revenue growth;

  •
  the lack of an active public market for our common and preferred stock;

  •
  industry information such as market growth and volume;

  •
  the performance of similarly-situated companies in our industry;

  •
  the execution of strategic and development agreements;

  •
  the risks inherent in the development and expansion of our products and services;

  •
  the prices of our common stock sold to outside investors in arm's-length transactions; and

  •
  the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business.

        We do not have a history of market prices, and as such, we estimate volatility in accordance with SEC SAB No. 107, Share-Based Payment, or SAB 107, using historical volatilities of similar companies. We based our analysis of expected volatility on reported data for a peer group of companies that issued options with substantially similar terms using an average of the historical volatility measures of this peer group of companies. Based on this analysis, the expected volatility for options granted during the years ended December 31, 2007 and 2008 was determined to be 63% and 66%, respectively. The expected life of options has been determined utilizing the "simplified" method as prescribed by the SAB 107, which uses the midpoint between the vesting date and the end of the contractual term. Accordingly, the expected life of options granted during the years ended December 31, 2007 and 2008 was 6.07 years and 6.14 years, respectively. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected life of the stock options and the weighted average risk-free interest rate range for the years ended December 31, 2007 and 2008 was 4.5-4.7% and 3.0-3.4%, respectively. We have not paid, and do not anticipate paying, cash dividends on our shares of common stock; therefore, the expected dividend yield was assumed to be zero. We utilize an estimated forfeiture rate when calculating the expense for the period. As a result, we applied estimated forfeiture rates of 0% and 11% for executive and non-executive awards, respectively, based on a review of our historical forfeitures, to determine the expense recorded in our statements of operations. If this estimated rate changes in future periods due to different actual forfeitures, our stock compensation expense may increase or decrease significantly. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, we may be required to accelerate, increase or cancel any remaining unamortized share-based compensation expense.

        We believe consideration of these factors by our board of directors was a reasonable approach to estimating the fair value of our common stock for those periods. Determining the fair value of our stock requires complex and subjective judgments, however, and there is inherent uncertainty in our estimate of fair value.

        The following table presents the grant dates and related exercise prices of stock options granted to employees during the year ended December 31, 2008 and the six months ended June 30, 2009:

Grants made during quarter ended	Number of Options Granted	Weighted Average Exercise Price
March 31, 2008	1,228,465	$7.00
June 30, 2008	514,450	11.69
September 30, 2008	298,600	13.28
December 31, 2008	—	—
March 31, 2009	—	—
June 30, 2009	2,235,560	9.48
Grants issued subsequent to June 30, 2009	350,000	10.00

Total grants	4,627,075	$9.35

        Based upon the midpoint of the price range as set forth in the cover of this prospectus, the aggregate intrinsic value of our outstanding stock options as of December 31, 2008 was $39.3 million.

        The exercise price for stock options granted was determined by our board of directors based upon guidance set forth by the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation", referred to herein as the AICPA Practice Aid.

        On April 5, 2007, we adopted the probability-weighted expected return method, as prescribed by the AICPA Practice Aid. This change in valuation model was precipitated by changes in our business that allowed us to forecast the occurrence of a liquidity event within two years. This valuation model took into consideration the following scenarios:

  •
  three different scenarios for the completion of an initial public offering;

  •
  a sale to a strategic acquirer at a price above the liquidation preference;

  •
  a sale to an acquirer at a price at or below the liquidation preference; and

  •
  remaining a private company.

        The valuation information we considered to determine the fair value of our common stock was based on the probability-weighted expected return method, liquidation preferences, progress towards a liquidity event and historical market data of recent liquidity transactions for similar companies.

        We allocated the enterprise value to preferred and common shares based on a scenario analysis, as set forth above, that incorporated our capital structure and the specific rights and preferences associated with our securities under these various liquidity scenarios. The plans of our board of directors and management, together with achieved operating results, dictated the timing and probability of the liquidity events used in the scenario analysis. Based on the foregoing, the board of directors determined the fair value of our common stock as follows:

        The fair value of our common stock as of January 18, 2008 was determined to be $6.84 per share. This valuation reflected marketability discounts of 10%. The probability of an initial public offering increased to 55%, the probability of a sale above the liquidation preference was weighted at 40% and the probability of a sale at or below the liquidation preference decreased to 5%. The increase in fair value was primarily due to the following:

  •
  the price of $7.22 for the redeemable common stock we sold to a non-affiliated, outside investor in an arm's-length transaction on January 11, 2008;

  •
  we signed a supply agreement with Think Global; and

  •
  we extended the liquidity date from June 1, 2008 to September 1, 2008.

        The fair value of our common stock as of February 29, 2008 was determined to be $7.14 per share. This valuation reflected marketability discounts ranging from 10% to 15%, depending on the scenario. The probability of an initial public offering increased to 60%, the probability of a sale above the liquidation preference was weighted at 35% and the probability of a sale at or below the liquidation preference was weighted at 5%. The increase in fair value was primarily due to the following:

  •
  we signed a definitive agreement with AES for the development and sale of a new utility megawatt power system; and

  •
  we received approval from our board of directors to begin the formal initial public offering process.

        The fair value of our common stock as of May 12, 2008 was determined to be $11.69 per share. This valuation reflected marketability discounts ranging from 7% to 13%, depending on the scenario. The probability of an initial public offering was weighted at 60%, while the probability of a sale above the liquidation preference was weighted at 40%. The probability of a sale below the liquidation preference was considered zero. The increase in fair value was primarily due to the following:

  •
  the price of $16.59 for the series E convertible preferred stock we sold to investors, including non-affiliated investors, in an arm's-length transaction on May 6, 2008;

  •
  we launched our Hymotion product line website and began taking consumer orders for our Hymotion™ L5 plug-in conversion modules; and

  •
  we made progress on the initial public offering process and moved closer to the assumed liquidity dates.

        The fair value of our common stock as of July 7, 2008 was determined to be $13.28 per share. This valuation reflected marketability discounts ranging from no discount to 8.5% depending on the scenario. The probability of an initial public offering was weighted at 75%, while the probability of a sale above the liquidation preference was weighted at 25% and the probability of a sale below the liquidation preference was considered zero. The increase in fair value was primarily due to the following:

  •
  the price of $16.59 for the series E convertible preferred stock we sold to a non-affiliated investor in an arm's-length transaction on June 16, 2008; and

  •
  we made progress on the initial public offering process and moved closer to the assumed liquidity dates.

        The fair value of our common stock as of May 14, 2009 was determined to be $9.11 per share. This valuation reflected marketability discounts ranging from no discount to 15% depending on the scenario. The probability of an initial public offering was weighted at 90%, while the probability of a sale above the liquidation preference was weighted at 10% and the probability of a sale below the liquidation preference was considered zero. The decrease in fair value was primarily due to the following:

  •
  the price of $9.20 for the series F convertible preferred stock we sold to investors in an arm's-length transaction in April and May 2009; and

  •
  current market and general economic conditions.

        The fair value of our common stock as of June 20, 2009 was determined to be $9.71 per share. This valuation reflected marketability discounts ranging from no discount to 10% depending on the scenario. The probability of an initial public offering was weighted at 90%, while the probability of a sale above the liquidation preference was weighted at 10% and the probability of a sale below the liquidation preference was considered zero. The increase in fair value was primarily due to the following:

  •
  we made progress on the initial public offering process and moved closer to the assumed liquidity dates; and

  •
  current market and general economic conditions.

        The fair value of our common stock as of August 31, 2009 was determined to be $10.00 per share. In August 2009, representatives of one of our managing underwriters provided us with an estimated valuation range for our initial public offering assuming an offering in the third quarter of 2009. After considering the estimated valuation range and these other factors, our board of directors concluded that the option exercise price for the August 31, 2009 options grants should be $10.00 per share.

  Grants to Non-Employees

        We account for equity instruments issued to the non-employee consultant in accordance with the provisions of SFAS No. 123(R) and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded which would have resulted in either an increase or decrease in the compensation expense.

  Income Taxes

        We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provisions for income taxes. We account for income taxes in accordance with the asset and liability method for accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

        We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2007, we had a full valuation allowance against substantially all our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

        Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

        We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Internal Control Over Financial Reporting

        We identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls. The material weaknesses related to our financial statement close process, revenue recognition, accrual processes, inventory costing, cost of sales, share-based compensation and information technology general controls.

        These material weaknesses were as follows:

  •
  We did not have an adequate number of personnel in our accounting and finance department with sufficient technical accounting expertise and, as a result, we could not evaluate in a timely manner the accounting implications of our business transactions. For example, we did not properly recognize revenue related to our sale of batteries to one of our customers and we did not properly manage the accrual process related to cutoffs at the end of reporting periods.

  •
  We did not design or maintain effective operating and information technology controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with GAAP. For example, we did not compare our actual results to our budget, we allowed individuals to process journal entries without supervisor approval or review and by the end of 2007, we had not yet formalized information technology control policies in three of our manufacturing locations in China.

        In recent periods, our business has undergone significant changes. During 2007, we added 677 employees, we acquired Enerland and Hymotion, we shifted away from a manufacturing model that was based substantially on the use of third-party contract manufacturers and opened three manufacturing facilities in China and one in Hopkinton, Massachusetts, and, in late 2007, we implemented manufacturing ERP systems and an accounting system in each of our new manufacturing facilities. Our U.S. accounting department is responsible for establishment of GAAP policy, design of internal controls over financial reporting and consolidations on a global basis. From January 1, 2007 to December 31, 2008, we increased the number of people in our U.S. finance and accounting department from five to 17.

        We are in the process of taking necessary steps to remediate the material weaknesses that we identified. We will continue to review, revise, and improve the effectiveness of our internal controls as appropriate. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively.

  Remediation Efforts

        As part of our on-going remediation efforts and to improve our financial accounting organization and processes, we have hired several senior accounting personnel in the United States, including a corporate controller, director of corporate accounting, director of financial reporting and analysis and manufacturing controller. In addition, we have hired additional accounting staff for each of our six manufacturing facilities and have relocated one of our controllers to Korea. We believe the additional accounting staff in each of our manufacturing plants in China and Hopkinton has enabled us to address the issues associated with inventory costing and cost of sales.

        To improve our information technology organization, we have hired several senior managers who will manage our application systems, in the United States and in China, and several analysts. We believe the addition of these additional information technology resources has enabled us to address the time needed to review and analyze actual results compared to budget through the development of reporting systems. In addition, we have implemented approval controls for the processing of journal entries.

        We also have prepared and are continuing to prepare information technology policies and procedures on a global basis that will require password access and approved-user access to specific system modules. For example, we have reduced the risk of unauthorized access and unauthorized transactions being posted to our accounting records by requiring the approval of senior accounting personnel in order to access our financial systems.

        We are continuing to evaluate our staffing requirements in the areas of finance, accounting and international finance. As needed, we are augmenting our accounting staff with personnel from consulting and accounting firms. We are continuing to adopt and implement additional policies and procedures to strengthen our financial reporting capability including investments in further enhancements to, and expansion of, our enterprise resource planning system. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. For more information relating to the risks associated with our material weaknesses, see "Risk Factors—Risks Relating to Our Business—We have identified material weaknesses in our internal control over financial reporting and if we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us."

        We do not know the specific time frame needed to fully remediate the significant deficiencies identified. In addition, we expect to incur some incremental costs associated with this on-going remediation. If we fail to enhance our internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately. The actions we plan to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to fully remediate these material weaknesses, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to report our financial position.

Results of Operations

        The following table sets forth our consolidated results of operations for the periods shown:

	Years Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Product	$28,346	$35,504	$53,514	$18,015	$36,638
Research and development services	6,002	5,845	15,011	3,919	6,284

Total revenue	34,348	41,349	68,525	21,934	42,922

Cost of revenue
Product	28,960	38,320	70,474	23,797	39,186
Research and development services	4,417	4,499	10,295	2,878	4,505

Total cost of revenue	33,377	42,819	80,769	26,675	43,691

Gross profit (loss)	971	(1,470)	(12,244)	(4,741)	(769)

Operating expenses
Research and development	8,851	13,241	36,953	15,094	22,814
Sales and marketing	1,537	4,307	8,851	3,606	4,227
General and administrative	6,129	13,336	21,544	8,831	12,452

Total operating expenses	16,517	30,884	67,348	27,531	39,493

Operating loss	(15,546)	(32,354)	(79,592)	(32,272)	(40,262)

Interest income	871	1,729	1,258	614	62
Interest expense	(641)	(716)	(812)	(407)	(572)
Gain (loss) on foreign exchange	—	502	(724)	76	(115)
Unrealized loss on preferred stock warrant liability	(362)	(57)	(286)	(759)	(70)

Other income (expense), net	(132)	1,458	(564)	(476)	(695)

Loss from operations, before tax	(15,678)	(30,896)	(80,156)	(32,748)	(40,957)
Provision for income taxes	40	97	275	184	267

Loss from operations, net of tax	(15,718)	(30,993)	(80,431)	(32,932)	(41,224)
Cumulative effect of change in accounting principle	(57)	—	—	—	—

Net loss	(15,775)	(30,993)	(80,431)	(32,932)	(41,224)
Less: Net loss (income) attributable to the noncontrolling interest	—	27	(39)	(63)	574

Net loss attributable to A123 Systems, Inc. common stockholders	$(15,775)	$(30,966)	$(80,470)	$(32,995)	$(40,650)

Other Operating Data:

	Years Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in thousands)
Shipments (in Wh)(1)	20,016	32,010	44,900	15,423	27,663

(1)
We measure our product shipments in watt hours, or Wh. We calculate watt hours for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

  Six Months Ended June 30, 2008 and 2009

Revenue

	Six Months Ended June 30,		Change
	2008	2009	$	%
	(Dollars in thousands)
Product
Consumer	$17,477	$10,965	$(6,512)	(37.3)%
Transportation	538	25,673	25,135	N/M
Electric grid	—	—	—	0.0%

Total Product	18,015	36,638	18,623	103.4%
Research and development services	3,919	6,284	2,365	60.3%

Total revenue	$21,934	$42,922	$20,988	95.7%

        Product Revenue.    The increase in product revenue was primarily due to an increase in sales to customers in the transportation industry of $25.1 million. These increases were partially offset by a decrease of $3.9 million in sales generated by Enerland, which was attributable to the decline in demand for our radio controlled products, and a decrease of $2.6 million in sales to Black & Decker and its affiliates.

        Research and Development Services Revenue.    Revenue related to government agency research contracts increased by $1.4 million, and revenue related to commercial projects increased by $1.0 million. The increase in government agency research contract revenue was due to new project award grants. The increase in revenue from commercial projects was due to the timing of project milestones and revenue recognition on active projects.

Cost of Revenue and Gross Profit (Loss)

	Six Months Ended June 30,		Change
	2008	2009	$	%
	(Dollars in thousands)
Cost of revenue
Product	$23,797	$39,186	$15,389	64.7%
Research and development services	2,878	4,505	1,627	56.5%

Total cost of revenue	$26,675	$43,691	$17,016	63.8%

Gross profit (loss)
Product	$(5,782)	$(2,548)	$3,234	(55.9)%
Research and development services	1,041	1,779	738	70.9%

Total gross profit (loss)	$(4,741)	$(769)	$3,972	(83.8)%

        Cost of Product Revenue.    The increase in cost of product revenue was primarily due to the increase in product revenue.

        Cost of Research and Development Services Revenues.    The increase in costs of research and development services revenue resulted from the increase in research and development services revenues.

        Product Gross Profit (Loss).    We experienced a product gross loss during the six months ended June 30, 2009, primarily due to low factory utilization. Our future gross profit will be affected by numerous factors, including the build-out of our manufacturing capacity and the timing of the production of new product designs. For example, unabsorbed manufacturing expenses were $11.5 million during the six months ended June 30, 2009. As a result, our gross profit or loss will vary significantly from period-to-period going forward.

        Research and Development Gross Profit.    Research and development gross profit increased due to the increase in research and development services revenue and the timing of project milestones.

Operating Expenses

	Six Months Ended June 30,		Change
	2008	2009	$	%
	(Dollars in thousands)
Operating expenses
Research and development	$15,094	$22,814	$7,720	51.1%
Sales and marketing	3,606	4,227	621	17.2%
General and administrative	8,831	12,452	3,621	41.0%

Total operating expenses	$27,531	$39,493	$11,962	43.4%

        Research and Development Expenses.    A portion of research and development expenses was offset by cost-sharing funding. Our research and development expenditures are summarized as follows:

	Six Months Ended June 30,		Change
	2008	2009	$	%
	(Dollars in thousands)
Research and development expenditures
Aggregated research and development expenditures	$17,845	$24,441	$6,596	37.0%
Research and development reimbursements	2,751	1,627	(1,124)	(40.9)%

Research and development expenses	$15,094	$22,814	$7,720	51.1%

        The increase in research and development expenses for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 was primarily attributable to an increase of $3.7 million in personnel-related expenses associated with an increase in research and development personnel who primarily focus on manufacturing process improvement, material science chemistry and battery and battery systems technology, in addition to an increase in general product development and other research and development expenses of $4.0 million. Research and development expense as a percentage of revenue was 69% in the six months ended June 30, 2008, compared to 53% in the six months ended June 30, 2009.

        Sales and Marketing Expenses.    The increase in sales and marketing expenses for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 was primarily attributable to an increase of $0.6 million in personnel-related expenses associated with an increase in sales and marketing personnel. In addition, marketing expenses related to trade shows, public relations, advertising and other sales and marketing related expenses increased by $0.1 million. Sales and marketing expense was 16% of revenue for the six months ended June 30, 2008, compared to 10% for the six months ended June 30, 2009.

        General and Administrative Expenses.    The increase from the six months ended June 30, 2008 to the six months ended June 30, 2009 was primarily due to an increase in personnel-related expenses of $1.4 million, professional fees of $2.1 million, and other general and administrative related expenses of $0.1 million. Professional fees were higher compared to the six months ended June 30, 2008 primarily due to legal and consulting fees associated with the application process of the Department of Energy's ATVM loan and grant programs. General and administrative expense was 40% of revenue for the six months ended June 30, 2008, compared to 29% for the six months ended June 30, 2009.

Other Income (Expense), Net

	Six Months Ended June 30,		Change
	2008	2009	$	%
	(Dollars in thousands)
Other income (expense), net
Interest income	$614	$62	$(552)	(89.9)%
Interest expense	(407)	(572)	(165)	40.5%
Gain (loss) on foreign exchange	76	(115)	(191)	N/M
Unrealized loss on preferred stock warrant liability	(759)	(70)	689	(90.8)%

Total other income (expense), net	$(476)	$(695)	$(219)	46.0%

        The decrease in interest income was primarily attributable to lower prevailing interest rates, which resulted in lower interest income for the six months ended June 30, 2009. The decrease in interest expense was primarily due to the timing of the repayment of certain obligations in the early part of the six months ended June 30, 2009. Additional borrowings occurred in the later part of that period. The increase in unrealized loss on preferred stock warrant liability was due to the increase in the fair market value of our stock.

        Provision for Income Taxes.    The provision for income taxes for the six months ended June 30, 2008 and 2009 was primarily related to foreign and state income taxes. We did not report a benefit for federal income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carry forward may not be realized.

  Years Ended December 31, 2006 and 2007 and 2008

Revenue

	Years Ended December 31,			Change in 2007		Change in 2008
	2006	2007	2008	$	%	$	%
	(Dollars in thousands)
Product
Consumer	$28,197	$32,908	$40,752	$4,711	16.7%	$7,844	23.8%
Transportation	149	2,596	9,862	2,447	N/M	7,266	279.9%
Electric grid	—	—	2,900	—	0.0%	2,900	100.0%

Total Product	28,346	35,504	53,514	7,158	25.3%	18,010	50.7%
Research and development services	6,002	5,845	15,011	(157)	(2.6)%	9,166	156.8%

Total revenue	$34,348	$41,349	$68,525	$7,001	20.4%	$27,176	65.7%

        Product Revenue.    The increase in product revenue in 2008 was due to increased sales of $7.3 million to customers in the transportation industry, increased sales of $5.1 million due to the inclusion of a full year of sales for Enerland, which we acquired in August 2007 and sales in the electric grid market of $2.9 million. Sales to other new and existing customers increased by $2.7 million.

        Subsequent to December 31, 2008, we terminated a supply agreement with Enerland's most significant customer due to non-payment. As a result, we expect revenues of small prismatic batteries to continue to decline and do not expect significant revenues from the sale of small prismatic batteries in the future.

        The increase in product revenue in 2007 was due to $3.6 million in sales by Enerland, which we acquired in August 2007, and the increase in sales to new customers of $3.6 million.

        Research and Development Services Revenue.    Revenue related to commercial projects increased by $11.3 million, which was partially offset by a $2.1 million decrease in revenue related to government agency research contracts. The increase in revenue from commercial projects was primarily related to new development arrangements with Chrysler and Mercedes-Benz HighPerformanceEngines. The decrease in government agency research contract revenue was due to the completion of projects during 2007 that were not replaced by new projects in 2008.

        In 2007 revenue related to government research contracts decreased by $2.0 million, but was partially offset by a $1.8 million increase in revenue related to commercial projects. The decrease in revenue from government research contracts was due to the completion of projects in 2007 that were not replaced by new projects in 2008. The increase in revenue from commercial projects resulted from entering into agreements with new customers during 2007.

Cost of Revenue and Gross Profit (Loss)

	Years Ended December 31,			Change in 2007		Change in 2008
	2006	2007	2008	$	%	$	%
	(Dollars in thousands)
Cost of revenue
Product	$28,960	$38,320	$70,474	$9,360	32.3%	$32,154	83.9%
Research and development services	4,417	4,499	10,295	82	1.9%	5,796	128.8%

Total cost of revenue	$33,377	$42,819	$80,769	$9,442	28.3%	$37,950	88.6%

Gross profit (loss)
Product	$(614)	$(2,816)	$(16,960)	$(2,202)	N/M	$(14,144)	N/M
Research and development services	1,585	1,346	4,716	(239)	N/M	3,370	N/M

Total gross profit (loss)	$971	$(1,470)	$(12,244)	$(2,441)	N/M	$(10,774)	N/M

        Cost of Product Revenue.    The increase in cost of product revenue in 2008 was primarily due to a 50.7% increase in product revenue, which includes a $6.0 million increase resulting from the inclusion of a full year of sales by Enerland as compared to the sales from Enerland for only four months in 2007, an increase in unabsorbed manufacturing expenses of $10.5 million and $5.1 million of charges related to excess and obsolete inventory. We also incurred a $1.2 million expense for non-cancelable purchase orders associated with the bankruptcy of Think Global, one of our customers in the transportation industry.

        In 2007, the increase in cost of product revenue was primarily due to a 25.3% increase in product revenue and an increase in unabsorbed inventory overhead costs of $2.5 million due to new manufacturing facilities in China and Hopkinton, Massachusetts.

        Cost of Research and Development Services Revenue.    The increase in cost of research and development services revenue in 2008 resulted from the increase in research and development services revenues.

        Product Gross Profit (Loss).    We experienced a product gross loss during 2007 and 2008, primarily due to shifting away from a manufacturing model that was based substantially on the use of third-party contract manufacturers, and we continued to incur significant start-up costs from the opening of three manufacturing facilities in China and one in Hopkinton, Massachusetts in 2007. When new manufacturing facilities are opened, we incur significant start-up costs, which consist primarily of salaries and personnel-related costs and the cost of operating a new facility before it is operating at a full production level. In the long term, we expect the increase in our production will reduce the percentage of our cost of product revenue that is related to these unabsorbed manufacturing expenses. In 2006, we incurred a product gross loss since it was our first year of selling products and we did not have adequate revenues to cover our manufacturing costs.

        Research and Development Gross Profit.    During 2008, the increase in costs of research and development services revenue resulted from the increase in research and development services revenue and the timing of project milestones. During 2007, research and development gross profit decreased due to the timing of project milestones.

Operating Expenses

	Years Ended December 31,			Change in 2007		Change in 2008
	2006	2007	2008	$	%	$	%
	(Dollars in thousands)
Operating expenses
Research and development	$8,851	$13,241	$36,953	$4,390	49.6%	$23,712	179.1%
Sales and marketing	1,537	4,307	8,851	2,770	180.2%	4,544	105.5%
General and administrative	6,129	13,336	21,544	7,207	117.6%	8,208	61.5%

Total operating expenses	$16,517	$30,884	$67,348	$14,367	87.0%	$36,464	118.1%

        Research and Development Expenses.    A portion of research and development expenses was offset by cost-sharing funding. Our research and development expenditures are summarized as follows:

	Years Ended December 31,			Change in 2007		Change in 2008
	2006	2007	2008	$	%	$	%
	(Dollars in thousands)
Research and development expenses
Aggregated research and development expenditures	$8,885	$16,329	$41,778	$7,444	83.8%	$25,449	155.9%
Research and development reimbursements	34	3,088	4,825	3,054	N/M	1,737	56.3%

Research and development expenses	$8,851	$13,241	$36,953	$4,390	49.6%	$23,712	179.1%

        The increase in research and development expenses in 2008 was primarily attributable to an increase of $9.1 million in personnel-related expenses associated with an increase in research and development personnel who primarily focus on manufacturing process improvement, material science chemistry and battery and battery systems technology, an increase in general product development expenses of $12.7 million, travel expenses of $0.8 million, other general research and development expenses of $0.7 million and a $0.4 million in-process research and development charge related to the acquisition of Enerland. Research and development expense as a percentage of revenue was 32% in 2007, compared to 54% in 2008. We expect research and development expenses to increase in absolute dollars as we continue to focus on developing new products and continuously improving the performance of existing products.

        The increase in research and development expenses in 2007 was primarily attributable to an increase of $4.7 million in personnel-related expenses associated with an increase in research and development personnel who primarily focus on manufacturing process improvement, material science chemistry and battery and battery systems technology, an increase in general product development expenses of $2.4 million and a $0.4 million in process research and development charge related to the acquisition of Enerland. Research and development expense as a percentage of revenue was 26% in 2006, compared to 32% in 2007.

        Sales and Marketing Expenses.    The increase in sales and marketing expenses in 2008 was primarily due to an increase of $1.6 million in personnel-related expenses associated with an increase in sales and marketing personnel. Marketing expenses related to trade shows, public relations, advertising and other sales and marketing related expenses increased by $1.1 million and travel expenses increased by $0.4 million in 2008. We also incurred a onetime $1.4 million expense related to the impairment of our Enerland customer relationships intangible asset. We expect sales and marketing expenses to increase in absolute dollars as we are planning on expanding our application support personnel and to open sales offices outside of North America. Sales and marketing expense as a percentage of revenue was 10% in 2007, compared to 13% in 2008.

        The increase in sales and marketing expenses in 2007 was primarily attributable to an increase of $1.6 million in personnel-related expenses associated with an increase in sales and marketing personnel. In addition, marketing expenses related to trade shows and public relations increased by $0.5 million and travel expenses increased by $0.4 million. Sales and marketing expense as a percentage of revenue was 4% in 2006, compared to 10% in 2007.

        General and Administrative Expenses.    The increase in general and administrative expenses during 2008 was primarily due to an increase in personnel-related expenses of $2.7 million, a payment of $1.3 million related to a termination agreement with a customer, travel expenses of $0.4 million, bad debt expense of $1.3 million primarily related to Enerland, and other general and administrative related expenses of $2.8 million. These amounts were partially offset by a decrease of $0.3 million in professional fees. We expect our general and administrative expenses to further increase as we incur additional expenses associated with being a publicly-traded company, including costs of comprehensively analyzing, documenting and testing our systems of internal controls and maintaining our disclosure controls and procedures in preparation for the regulatory requirements of the Sarbanes-Oxley Act, increased professional services fees, higher insurance costs, additional costs associated with general corporate governance and the hiring of additional personnel in connection with the remediation of our material weaknesses. General and administrative expense as a percentage of revenue was 32% in 2007, compared to 31% in 2008.

        The increase in general and administrative expenses during 2007 was primarily due to an increase in professional fees of $4.3 million and an increase in personnel-related expenses of $2.5 million. Professional fees were higher in 2007 in anticipation of becoming a publicly-traded company. In addition, we incurred expenses to present Enerland's prior financial statements in accordance with U.S. GAAP. General and administrative expense as a percentage of revenue was 18% in 2006, compared to 32% in 2007.

Other Income (Expense), Net

	Years Ended December 31,			Change in 2007		Change in 2008
	2006	2007	2008	$	%	$	%
	(Dollars in thousands)
Other income (expense), net
Interest income	$871	$1,729	$1,258	$858	98.5%	$(471)	(27.2)%
Interest expense	(641)	(716)	(812)	(75)	11.7%	(96)	13.4%
Gain (loss) on foreign exchange	—	502	(724)	502	N/M	(1,226)	N/M
Unrealized loss on preferred stock warrant liability	(362)	(57)	(286)	305	(84.3)%	(229)	N/M

Total other income (expense), net	$(132)	$1,458	$(564)	$1,590	N/M	$(2,022)	N/M

        The decrease in other income (expense), net in 2008 was primarily due to a loss of $1.2 million in foreign exchange and a decrease in interest income of $0.5 million resulting from lower prevailing interest rates.

        The increase in other income (expense), net in 2007 was primarily due to an increase in interest income of $0.9 million, and an increase of $0.5 million in foreign currency related gains and a decrease in unrealized loss on changes in the fair value of preferred stock warrants of $0.3 million. The increase in interest income is primarily attributable to higher average cash balances, which resulted in higher interest income in 2007. The increase in interest expense is due to an increase in the average borrowing balances, which resulted in higher interest expense.

        Provision for Income Taxes.    The provision related to foreign and state income taxes. We did not report a benefit for federal income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carryforward may not be realized.

Liquidity and Capital Resources

  Sources of Liquidity

        Since inception, we have funded our operations primarily through private placements of preferred stock, common stock, convertible promissory notes, demand notes, term loans, revolving credit facilities and other credit facilities. Through June 30, 2009, these financings have provided us with aggregate net proceeds of approximately $383.0 million. During the six months ended June 30, 2009, we received $99.9 million from the issuance of 10.9 million shares of series F convertible preferred stock. As of June 30, 2009, we had cash and cash equivalents of $114.9 million and accounts receivable of $15.8 million.

        We believe that our available cash and cash equivalents and net proceeds from this offering will be sufficient to fund our operations through 2010. In addition, we believe that our available cash and cash equivalents will provide sufficient capital to fund our anticipated customer demand through 2010. We make investments in manufacturing capacity 12-15 months prior to the time we need it to meet customer demand. If customer demand exceeds our current plans, we will need to raise additional capital sooner than planned. This may require us to access additional capital through equity or debt offerings. We have also applied for various State and Federal loan and grant programs, and in August 2009, the U.S. government announced that we have been selected to receive a $249.1 million grant under the DOE Battery Initiative to support our manufacturing expansion. We have also applied for direct loans under the ATVM Program, to support this manufacturing expansion. Based on the amount of our grant award under the DOE Battery Initiative and the guidelines associated with the ATVM Program, we believe we will be permitted to borrow up to $235 million under the ATVM Program. Under the DOE Battery Initiative, we will be required to spend up to one dollar of our own funds for every incentive dollar we receive, and we expect we will be required to spend one dollar of our own funds for every four dollars we borrow under the ATVM Program. The timing and the amount of any loan we may receive under the ATVM Program, as well as the specific terms and conditions applicable to our grant award under the DOE Battery Initiative or any loan we may receive, are currently not known by us, and, once disclosed to us, are subject to change and negotiation with the federal government. Access to these funds could offset some of our future capital needs. The future capital requirements that may be required to support expanded manufacturing capacity, product testing capabilities, and working capital could be significant over the next several years. If we are unable to access additional capital, our growth will be limited due to the inability to invest in additional manufacturing capacity.

  Capital Expenditures

        Our capital expenditures were $6.9 million in 2006, $15.0 million in 2007, $41.4 million in 2008 and $17.2 million for the six months ended June 30, 2009. We estimate our total capital expenditures for the remaining six months of 2009 to be approximately $34.2 million, which will primarily relate to the expansion of our current facilities. In 2010 and beyond, we expect to use a significant portion of our cash for capital expenditures to increase manufacturing capacity in anticipation of increased demand for our products.

  Cash Flows

        The following table sets forth the major sources and uses of cash for each of the periods set forth below:

	Years Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in thousands)
Net cash used in operating activities	$18,941	$28,897	$34,945	$23,537	$42,774
Net cash used in investing activities	10,178	27,244	41,088	12,684	19,452
Net cash provided by financing activities	32,596	70,034	123,018	117,285	106,517

        Cash Flows from Operating Activities.    Operating activities used $42.8 million of net cash during the six months ended June 30, 2009. We incurred a net loss of $41.2 million in the six months ended June 30, 2009, which included non-cash share-based compensation expense of $4.0 million and depreciation and amortization of $6.3 million. Changes in asset and liability accounts used $12.0 million of net cash during the six months ended June 30, 2009.

        Operating activities used $34.9 million of net cash during the year ended December 31, 2008. We incurred a net loss of $80.4 million in the year ended December 31, 2008, which included non-cash share-based compensation expense of $4.5 million, an impairment of long-lived assets and intangibles of $3.1 million, and depreciation and amortization of $8.2 million. Changes in assets and liability accounts generated $28.2 million of net cash during the year ended December 31, 2008, primarily due to $25.0 million in deferred revenue we received from Gillette.

        Operating activities used $28.9 million of net cash during the year ended December 31, 2007. We incurred a net loss of $31.0 million in 2007, which included non-cash share-based compensation expense of $1.6 million and depreciation and amortization of $3.9 million. Changes in assets and liabilities used $3.9 million of net cash during the year ended December 31, 2007.

        Operating activities used $18.9 million of net cash during the year ended December 31, 2006. We incurred a net loss of $15.8 million, which included non-cash share-based compensation expense of $1.0 million, and non-cash depreciation and amortization of $2.7 million. Changes in assets and liabilities used $7.5 million of net cash during the year ended December 31, 2006.

        We expect our cash flows from operations to remain negative for the foreseeable future primarily as a result of our net losses and working capital needs.

        Cash Flows from Investing Activities.    Cash flows from investing activities primarily relate to capital expenditures to support our growth.

        Cash used in investing activities totaled $19.5 million during the six months ended June 30, 2009 and consisted of capital expenditures of $17.2 million primarily related to the purchase of manufacturing equipment and an increase in restricted cash of $2.2 million.

        Cash used in investing activities totaled $41.1 million during the year ended December 31, 2008 and consisted of capital expenditures of $41.4 million primarily related to the purchase of manufacturing equipment and an increase in restricted cash used of $0.2 million. These expenditures were partially offset by the proceeds from disposal of equipment of $0.5 million.

        Cash used in investing activities totaled $27.2 million during the year ended December 31, 2007 and consisted of capital expenditures of $15.0 million, primarily related to the purchase of manufacturing equipment, a decrease in restricted cash that generated $1.2 million of cash, $13.4 million of cash used, net of cash acquired, for the acquisition of Enerland and $0.1 million of cash used, net of cash acquired, for the purchase of Hymotion assets.

        Cash used in investing activities totaled $10.2 million during the year ended December 31, 2006 and consisted of capital expenditures of $6.9 million, the purchase of T/J Technologies of $1.6 million, the issuance of a note receivable of $1.0 million, and an increase in restricted cash of $1.2 million. These uses were offset by the repayment of the notes receivable of $0.5 million.

        We anticipate higher capital expenditure levels in future periods as we continue to fund the expansion of our facilities to support the anticipated growth of our business.

        Cash Flows from Financing Activities.    Cash flows from financing activities totaled $106.5 million during the six months ended June 30, 2009 and included proceeds of $99.6 million from the issuance of series F convertible preferred stock, proceeds from government grants of $3.0 million and proceeds from issuance of long-term debt of $7.6 million. These proceeds were partially offset by repayments on long-term debt of

$2.6 million and $0.8 million of deferred offering costs. In 2009, we expect financing activities such as equity offerings and debt issuances to be a significant source of cash.

        Cash flows from financing activities totaled $123.0 million during the year ended December 31, 2008 and included proceeds of $102.0 million from the issuance of series E convertible preferred stock, $11.5 million from the issuance of redeemable common stock, proceeds of $5.0 million from the issuance of common stock, $9.1 million in proceeds from the issuance of long-term debt and $4.3 million from advances under credit lines. These proceeds were partially offset by repayments on long-term debt of $4.0 million and deferred offering costs of $3.8 million.

        Cash flows from financing activities totaled $70.0 million during the year ended December 31, 2007 and included proceeds of $69.9 million from the issuance of series D convertible preferred stock, proceeds of $1.0 million from the issuance of common stock and exercise of stock options and $2.7 million from advances under credit lines. These proceeds were offset by repayments on long-term debt and capital lease obligations of $3.6 million.

        Cash flows from financing activities totaled $32.6 million during the year ended December 31, 2006 and included proceeds of $30.3 million from the issuance of series C convertible preferred stock, proceeds from the issuance of long-term debt and a letter of credit of $3.6 million. These proceeds were partially offset by the repayment of $1.3 million on long-term debt.

  Credit Facilities

        As of June 30, 2009, the following credit facilities were outstanding:

Lender	Date	Type of Facility	Interest Rate (per annum)	Principal Amount	Amount Outstanding	Maturity Date
Silicon Valley Bank/Gold Hill	November 2006	Term Loan	10.75%	2,000,000	317,000	November 2009
Silicon Valley Bank/Gold Hill	December 2006	Term Loan	10.75%	1,000,000	189,000	December 2009
Silicon Valley Bank	September 2008	Term Loan	Prime +0.75%	7,500,000	6,667,000	January 2012
Silicon Valley Bank	April 2009	Term Loan	Prime +0.75%	2,500,000	2,500,000	July 2012
Silicon Valley Bank	May 2009	Term Loan	Prime +0.75%	3,000,000	3,000,000	August 2012
Silicon Valley Bank	June 2009	Term Loan	4.75%	1,000,000	1,000,000	September 2012
Silicon Valley Bank	September 2008	Operating Line of Credit	Prime	8,000,000	8,000,000	September 2010
Note Payable	April 2009	Promissory Note	4%	830,000	830,000	December 2009
Industrial Bank of Korea	March 2008	Term Loan	Variable	1,170,000	1,169,000	February 2010
Korean Government	Various	Refundable Grant	0%	447,000	449,000	Milestone-based
Small Business Corporation	August 2006	Term Loan	Variable	156,000	117,000	August 2011

  Contractual Obligations

        The following is a summary of our contractual obligations as of June 30, 2009:

		Payments Due in
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt, including current portion	$16,238	$7,058	$8,658	$319	$203
Capital lease obligations	830	568	181	81	—
Operating lease obligations	18,176	2,646	4,829	3,062	7,639
Purchase obligations(1)	18,157	18,157	—	—	—

Total	$53,401	$28,429	$13,668	$3,462	$7,842

(1)
Purchase obligations include agreements or purchase orders to purchase goods or services that are enforceable and legally binding and specify all significant terms. Purchase obligations exclude agreements that are cancelable without penalty.

        In addition to the above, as discussed in Note 12 to our consolidated financial statements, we have approximately $0.7 million associated with uncertain tax positions and related interest and penalties. These liabilities are included as a component of "other long-term liabilities" in our consolidated balance sheet, as we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but do not believe that the ultimate settlement of our obligations will materially affect our liquidity. Additionally, we have a line of credit with an outstanding balance of $8.0 million as of June 30, 2009.

  Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheet.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        We had cash and cash equivalents totaling $114.9 million as of June 30, 2009, and $70.5 million, $23.4 million and $9.5 million as of December 31, 2008, 2007, and 2006, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments with maturities of three months or less from the original dates of purchase. The cash and cash equivalents are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by 100 basis points during the six months ended June 30, 2009 and the year ended December 31, 2008, our interest income would have decreased by approximately $0.4 million and $0.6 million, respectively, assuming consistent investment levels.

        Interest rate risk also refers to our exposure to movements in interest rates associated with our interest bearing liabilities. The interest bearing liabilities are denominated in U.S. dollars and the interest expense is based on the prime interest rate plus an additional margin, depending on the respective lending institutions. If the prime rate had increased by 100 basis points during the six months ended June 30, 2009 and the year ended December 31, 2008, our interest expense would have increased by approximately $0.1 million, assuming consistent borrowing levels.

  Foreign Currency Risk

        As a result of our foreign operations, we have significant expenses, assets and liabilities that are denominated in foreign currencies. A significant number of our employees are located in Asia. Therefore, a substantial portion of our payroll as well as certain other operating expenses are paid in the China RMB and South Korean Won. Additionally, we purchase materials and components from suppliers in Asia. While we pay these suppliers in U.S. dollars, their costs are typically based upon the local currency of the country in which they operate. All of our revenues are received in U.S. dollars because our customer contracts generally provide that our customers will pay us in U.S. dollars.

        As a consequence, our gross profit, operating results, profitability and cash flows are adversely impacted when the dollar depreciates relative to other foreign currencies. We have a particularly significant currency rate exposure to changes in the exchange rate between the RMB and the U.S. dollar. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

        In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events. This statement establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In addition, this statement requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. We adopted FASB Statement No. 165 for the quarterly period ending June 30, 2009. The adoption of FASB Statement No. 165 did not have a material impact on our financial statements. Please see Note 20 to our consolidated financial statements for information regarding the adoption of this standard.

        In December 2007, the FASB issued Statement No. 141(R), Business Combinations, which revises FASB Statement No. 141, Business Combinations. FASB Statement No. 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired entity and the goodwill acquired. FASB Statement No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations.

        In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes to a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB Statement No. 160 is effective for fiscal years beginning after December 15, 2008. We adopted FASB Statement No. 160 on January 1, 2009. The presentation and disclosure requirements have been applied retrospectively for all periods.

BUSINESS

Overview

        We design, develop, manufacture and sell advanced, rechargeable lithium-ion batteries and battery systems. Our batteries and battery systems provide a combination of power, safety and life that we believe no other commercially available battery provides. We believe that lithium-ion batteries will play an increasingly important role in facilitating a shift toward cleaner forms of energy. Using our innovative approach to materials science and battery engineering and our systems integration and manufacturing capabilities, we have developed a broad family of high-power lithium-ion batteries and battery systems. This family of products, combined with our strategic partner relationships in the transportation, electric grid services and consumer markets, positions us well to address these markets for next-generation energy storage solutions.

        In our largest target market, the transportation industry, we are working with major global automotive manufacturers and tier 1 suppliers to develop batteries and battery systems for HEVs, PHEVs and EVs. For example, we are designing and developing batteries and battery systems for BMW, Chrysler, GM, SAIC, Delphi and Better Place for multiple passenger vehicle models. Based on data from IHS Global Insight, we estimate that the number of HEV, PHEV and EV models with an annual production run of at least 20,000 vehicles will grow from 19 models in 2009 to over 150 models in 2014 and over 200 models in 2019. According to A.T. Kearney, the global lithium-ion battery market for automotive application in HEVs, PHEVs, and EVs is estimated to be $31.9 million in 2009. A.T. Kearney projects that this market will grow to approximately $21.8 billion by 2015 and $74.1 billion by 2020, based on a moderate drive for change influenced by increasing governmental regulation, emerging powertrain technology, changing consumer demand, and OEM product strategies toward more fuel efficient vehicles.

        We are also implementing our battery technology for use in heavy-duty vehicles. We are engaged in design and development activities with five heavy-duty vehicle manufacturers and tier 1 suppliers regarding their HEV and EV development efforts for trucks and buses, and we have been selected to co-develop battery systems for several of them. For example, pursuant to our supply agreement with Magna Steyr, we are providing batteries for use in battery systems developed by Magna Steyr for deployment in the Volvo 7700 Hybrid bus. In addition, we have a development and supply agreement with BAE Systems, pursuant to which we are in volume production for battery systems for BAE Systems' Hybridrive propulsion system, which is currently being deployed in Daimler's Orion VII hybrid electric buses. We also have been selected to develop the battery system for an additional Daimler hybrid electric bus program.

        In addition to the development activities described above, we are bidding for programs with several other vehicle manufacturers to develop and/or supply batteries and battery systems for HEVs, PHEVs and EVs.

        Our cylindrical batteries are in volume production and are commercially available for use in automotive and heavy duty vehicles. Our next generation cylindrical batteries and our prismatic batteries are either in development or in prototype production and testing and have not yet been deployed by passenger vehicle manufacturers in commercial production vehicles. Our batteries for the transportation market have been commercially deployed in our Hymotion L5 battery range extender module and in both the Daimler Orion VII and Volvo 7700 hybrid buses.

        We are also developing battery systems that we believe will improve the reliability of the electric power grid. We are working with AES to engineer, manufacture and install multi-megawatt battery systems, called Hybrid-APUs, that provide electric and ancillary services such as standby reserve capacity and frequency regulation services. Our products provide standby reserve capacity, by delivering power quickly in order to offset supply shortages caused by generator or transmission outages, and frequency regulation, by regulating the minute-to-minute frequency fluctuations in the grid that are caused by changes in supply and demand. The first of the AES systems, a two megawatt system housed in a 53-foot trailer, is installed at an AES facility, and we have shipped additional units for AES, totaling 16 megawatts.

        We are also focusing on the consumer market. We first commercialized our battery technologies for use in cordless power tools. Since 2006, we have supplied batteries to Black & Decker, a leading producer of power tools. Our batteries are used in Black & Decker's 36, 18, and 14.4 volt power tool lines. We also have agreements with The Gillette Company, a wholly-owned subsidiary of The Procter & Gamble Company, to supply Gillette with materials and technology for use in their consumer products.

        In the first half of 2009, 70% of our product revenue was derived from sales in the transportation market and 30% was derived from sales in the consumer market.

        Our proprietary technology includes nanoscale materials initially developed at and exclusively licensed from the Massachusetts Institute of Technology. We are developing new generations of this core nanophosphate technology, as well as other battery technologies, to achieve additional performance improvements and to expand the range of applications for our batteries. For example, we recently developed an ultra high power battery for Mercedes-Benz HighPerformanceEngines for use by the Vodafone McLaren Mercedes team that provides more than ten times the W/kg as compared to a standard Prius battery. Our research and development team comprises over 215 employees and has significant expertise in battery materials science, process engineering and battery-package engineering, as well as battery system design and integration. We own or exclusively license 46 issued patents and more than 200 pending patents in the United States and internationally.

        We intend to take advantage of U.S. government programs established to stimulate the economy and increase domestic investment in the battery industry. In February 2009, the U.S. government approved a stimulus program under the ARRA, which includes $2 billion of grants under the DOE Battery Initiative for the development of advanced batteries and electric drive components. In August 2009, the U.S. government announced that we have been selected to receive a $249.1 million grant award under the DOE Battery Initiative to fund the construction of new lithium-ion battery manufacturing facilities in Michigan. We have also applied for direct loans under the DOE ATVM Program, to support this manufacturing expansion. Based on the amount of our grant award under the DOE Battery Initiative and the guidelines associated with the ATVM Program, we believe we will be permitted to borrow up to $235 million under the ATVM Program. Under the DOE Battery Initiative, we will be required to spend up to one dollar of our own funds for every incentive dollar we receive, and we expect we will be required to spend one dollar of our own funds for every four dollars we borrow under the ATVM Program. The timing and the amount of any loan we may receive under the ATVM Program, as well as the specific terms and conditions applicable to our grant award under the DOE Battery Initiative or any loan we may receive, are currently not known by us, and, once disclosed to us, are subject to change and negotiation with the federal government.

        The State of Michigan has awarded us a $10 million grant and offered us up to $4 million in low interest loans as an incentive to establish a lithium-ion battery manufacturing plant. We have received $3 million of the $10 million grant, with the remainder to be paid based on the achievement of certain milestones in our facility development. We intend to use these funds to support our planned expansion in Livonia, Michigan. In addition, in April 2009, MEGA granted us a credit for 50% of our capital investment expenses, up to a maximum of $100 million over a four-year period, related to the construction of an integrated battery cell manufacturing plant, which we intend to build if we receive adequate funds from the DOE. We must create at least 300 jobs at the plant in order to receive this credit. MEGA has also offered us a 15-year tax credit, beginning with the 2011 fiscal year, having an estimated value of up to $25.3 million, depending on the number of jobs we create in Michigan.

        We perform most of our manufacturing at our facilities using our proprietary, high-volume process technologies. Our internal manufacturing operations allow us to directly control product quality and minimize the risks associated with disclosing proprietary technology to outside parties during production. We control every stage in the manufacture of our products except for the final assembly of one battery model and certain battery systems. Over the past several years, we have developed high-volume production expertise and replicable manufacturing processes that we believe we can scale to meet increasing demands for our products. Our manufacturing processes can be modified to manufacture battery products for different applications and can be replicated to meet increasing customer demands. As of June 30, 2009, our annual manufacturing capacity was approximately 169.3 million watt hours. We have over 450,000 square feet of manufacturing facilities in China, Korea, Livonia, Michigan and Hopkinton, Massachusetts where we produce or intend to produce batteries and battery systems. If we receive sufficient federal and state incentive funding, we plan to expand our domestic battery manufacturing capacity. This expansion would complement our existing manufacturing facilities in Asia.

        We were incorporated in 2001. We were founded by Yet-Ming Chiang, Gilbert N. Riley, Jr. and Ric Fulop in order to commercialize new battery technology developed in Dr. Chiang's laboratory at the Massachusetts Institute of Technology. We began selling our first products commercially in the first quarter of 2006. We have approximately 1,700 employees worldwide. Since inception through June 30, 2009, we have generated $188.2 million in revenue consisting of $154.0 million in product revenue and $34.2 million in research and development revenue. Since inception through June 30, 2009, we have shipped 124.6 million Wh. Our revenue has grown from $34.3 million for the year ended December 31, 2006 to $41.3 million for the year ended December 31, 2007 to $68.5 million for the year ended December 31, 2008 and from $21.9 million for the six months ended June 30, 2008 to $42.9 million for the six months ended June 30, 2009.

Industry Background

        The world economy is undergoing a transformation driven by rising demands for high-output, fuel-efficient energy solutions that are less harmful to the environment. Global economic growth, geo-political conflict in oil-producing regions and escalating exploration and production costs are increasing market demand for innovative energy alternatives that can help reduce dependence on oil. Meanwhile, heightened concerns about global warming and climate change are giving rise to stricter environmental standards and stronger regulatory support for energy sources that are not harmful to the environment. As a result, clean energy technologies are experiencing increasing popularity and greater adoption which is fueling continued innovation and improving the economic viability of such technologies. We believe these clean energy trends are contributing to a growing demand for advanced battery technologies in end markets such as transportation, electric grid services and consumer.

  Transportation

        According to A.T. Kearney, the global lithium-ion battery market for automotive application in HEVs, PHEVs, and EVs is estimated to be $31.9 million in 2009. A.T. Kearney projects that this market will grow to approximately $21.8 billion by 2015 and $74.1 billion by 2020, based on a moderate drive for change influenced by increasing governmental regulation, emerging powertrain technology, changing consumer demand, and OEM product strategies toward more fuel efficient vehicles. We believe this growth will be driven by a fundamental shift away from conventional gasoline engines to HEVs, PHEVs and EVs. Consumer appeal, stemming from the high prices of conventional fuel, greater awareness of environmental issues and government regulation, is increasing the demand for HEVs, PHEVs and EVs. These vehicles offer improved gas mileage and reduced carbon emissions, and may ultimately provide a vehicle alternative that eliminates the need for conventional gasoline engines. Industry experts project that by 2020, almost half of U.S. vehicles will require some form of battery technology to meet new Corporate Average Fuel Economy, or CAFÉ, regulatory standards. President Obama recently announced new national standards to cut emissions and increase gas mileage, mandating that U.S. passenger vehicles and light trucks must average 35.5 miles per gallon by 2016. In addition, governments continue to implement economic incentives related to fuel efficiency. For example, in February 2009, the U.S. government enacted ARRA, which, among other things, provides for a tax credit of between $2,500 and $7,500 for the purchase of plug-in electric vehicles depending on the battery capacity, and the Department of Energy announced a $300 million grant program to provide funding for cost-shared projects that expand the use of alternate fueled vehicles and advanced technology vehicles, including the installation of after-market equipment necessary to support them.

        On a cost per mile driven basis, electricity is on average a more economical source of energy than gasoline. However, electricity has not been the most economic energy source for vehicle powertrains due to the cost, power and energy storage limitations of the conventional battery technologies used to deliver the electric power. With the advancement of battery technologies, the use of battery systems to deliver energy to hybrid powertrains is becoming more economically viable. We believe this trend will lead to increased adoption of HEVs, PHEVs and EVs and, as a result, create significant opportunities for battery suppliers with the necessary technology, experience and manufacturing capabilities to develop high performance batteries. We expect that if consumers begin realizing more immediate cost savings by switching away from gasoline powered vehicles to hybrid vehicles, the resulting increased adoption of HEVs, PHEVs and EVs will significantly contribute to the growth of the next-generation battery market.

        Similar industry dynamics are creating a demand for new battery technology applications in the heavy-duty transportation market, particularly in buses, trucks and other industrial vehicles. The higher fuel consumption rate of these large vehicles makes the potential fuel cost savings derived from the use of batteries even greater. Several government authorities and corporations are evaluating battery technologies for their large fleets of heavy-duty vehicles. For example, the City of London has announced plans to convert its fleet of buses to HEVs, with a goal that by 2012 all new buses entering the fleet will be HEVs.

  Electric Grid Services

        Applications in the electric grid market present another significant opportunity for the use of advanced battery systems. Performance and reliability are essential to electric transmission and distribution grids. To preserve electric grid integrity, grid operators often need to call on resources to provide critical ancillary services such as standby reserve capacity and frequency regulation services. Resources required for standby reserve capacity services must ramp up and down quickly to offset sudden, short-term generator or transmission line outages. Resources for frequency regulation services are called upon to adjust for minute-to-minute frequency fluctuations in the grid due to demand and supply changes. Traditionally, these grid services are provided by running select power plants on the grid below their full load capability so they can be called on and ramped up quickly as needed. Advanced batteries capable of providing rapid charge and discharge cycles as well as high power over a long period may cost effectively provide standby reserve capacity and frequency regulation services. Through the use of batteries, the portion of power plant capacity normally reserved for ancillary services to provide standby reserve capacity and frequency regulation can be freed up to operate at full capacity and produce more electricity and associated revenue.

        We believe the escalating demand for renewable energy technologies will serve as an additional catalyst for the adoption of advanced batteries in electric grid applications. Wind and solar energy facilities are expected to be important sources of new electricity generation in the future. However, wind and solar are intermittent power sources that are often not well suited to support the grid and put additional demands on grid stabilization. Advanced batteries can be used to supplement these new generation technologies by providing regulation services and excess energy storage during periods of high transmission line usage or low customer demand.

        The ARRA provides for $4.5 billion in direct spending on the U.S. electric grid, including funds to modernize the grid with so-called "Smart Grid" technologies, which are intended to stimulate investment by utilities in a smarter, more efficient grid and cleaner, renewable electricity generation technology. Emerging Smart Grid practices and technologies, such as the deployment and integration of advanced energy storage technologies, are designed to modernize the electric power grid. We believe utility companies that benefit from the ARRA's Smart Grid initiative will increase spending on advanced batteries and battery systems.

  Consumer

        Consumer applications represent another attractive market for advanced batteries. There are two types of batteries for consumer applications: high-energy batteries and high-power batteries. High-energy batteries are designed to store large amounts of energy for long periods, but are not required to release this energy at a high rate. These batteries are used in certain portable consumer electronics such as laptop computers, PDAs and cell phones, which require gradual, consistent delivery of energy in low-power form. High-power batteries, on the other hand, are designed not only to store large amounts of energy, but also to deliver it at a very high rate, or in high-power form. While the battery market for high energy, low-power portable consumer products is mature and well supplied by several vendors, a market opportunity exists for advanced batteries that can deliver high-power in a light-weight and portable package.

        High-power batteries can transform appliances, tools and equipment traditionally powered from electric outlets into more convenient, portable devices. These batteries are currently being used in cordless power tools and portable medical devices, with additional potential applications in home appliances and commercial cleaning equipment. Consumers in these initial applications continue to demand high-power batteries for portable applications that are smaller, lighter and longer lasting than those currently used. In addition, with escalating environmental concerns around battery disposal, the market is also increasingly focused on replacing the battery technologies which utilize toxic metals such as nickel or lead. High-power batteries may also replace small internal combustion engines that power widely available lawn and garden equipment such as hedge trimmers or lawn mowers, possibly providing size and weight advantages, eliminating the need for expensive fuel, reducing hydrocarbon emissions and reducing noise.

  Challenges in Battery and Battery System Design

        The performance and specific characteristics of rechargeable batteries depend on the properties of their materials, the design of the batteries and the battery systems and the manufacturing process. Providers of rechargeable batteries face a number of challenges in addressing the requirements of transportation, electric grid services and consumer applications:

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  Delivery of sufficient power for target applications.  A battery must be able to deliver the electrical power required by the application. Electrical power, measured in watts, is the rate at which electrical energy is delivered. Having adequate power is particularly important in applications such as EVs, where acceleration is an essential component of performance.

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  Ability to operate for sufficient duration between charges.  A battery can provide a certain total amount of electrical energy to the application. Energy is the product of power and time, measured in watt hours. Batteries with higher energy can function for longer periods when used at a certain power than those of lower energy. Thus, in PHEV and EV applications, the energy of the battery determines the automobile's mileage range while it is running only on electricity.

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  Delivery of sufficient energy at high power.  The total energy that a battery can deliver also depends on the power requirements of the application being addressed. When a battery is used at higher power, the usable energy of the battery is less than it is at lower power. Battery types vary widely in the amount of energy that can be delivered when the battery is used at high power.

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  Ability to operate safely.  Safety is a primary concern for batteries used in consumer products and automobiles. For example, battery types differ in their susceptibility to thermal runaway, which is the internal generation of significant heat leading to battery damage and potential combustion.

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  Sufficient cycle and calendar life.  The cycle life of a battery is the number of times it can be recharged without significantly reducing its ability to accept a charge. The calendar life is the total time in service before the battery can no longer deliver the energy or power required by the application.

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  Ability to be rapidly charged.  Batteries differ in the time required to charge before use. For example, HEVs require a battery that can be charged quickly in order to take advantage of the energy savings provided by regenerative breaking.

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  Minimizing size and weight while delivering sufficient power and energy.  Size and weight are critical considerations for many battery applications, including automobiles and power tools. For a specific application, batteries with higher energy and power per unit of size and weight can be made smaller and lighter. This is especially important for portable and transportation applications.

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  Maintenance of charge when stored.  All batteries experience some self discharge, which is a slow loss of energy from the battery during storage. The rate of self discharge may be affected by battery chemistry, battery design or manufacturing quality. Self discharge tends to occur more rapidly when batteries are stored at high temperatures.

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  Power and energy degradation over life.  Batteries will lose some of their ability to deliver power and store energy throughout their normal usage life. The degradation typically increases with repeated charge and discharge and if the battery is exposed to high temperatures. The rate of power and energy degradation can determine the cycle life or calendar life of the battery.

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  Delivering maximum performance for the lowest cost.  Batteries are typically evaluated based on their performance in relation to their cost. The cost of raw materials and components and the battery's design are key factors affecting this evaluation. Other attributes such as manufacturing efficiency, battery system design and electronic control circuitry can also impact a battery system's cost.

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  Availability of raw materials.  For applications such as transportation and electric grid services, if widespread adoption occurs, the large expected volume will require batteries based on raw materials that are in abundant, readily available supply.

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  Requirements for environmentally-friendly disposal.  Nickel-cadmium and lead-acid rechargeable batteries contain toxic metals that raise environmental concerns in disposal. Consumer awareness and government regulations are contributing to the need for rechargeable batteries that contain materials that can be disposed of with the least harmful impact on the environment.

        The most prevalent battery technologies currently available that address the transportation, electric grid services or consumer markets include:

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  Lead-acid batteries.  Lead acid is one of the oldest and most developed battery technologies. It is an inexpensive and popular storage choice that is generally reliable and relatively simple to manufacture. Most automobile manufacturers use lead acid in automotive starter batteries. Lead-acid batteries have also traditionally been used in electric grid services applications. However, lead-acid batteries are heavier per unit of stored energy than some other battery technologies and are therefore not practical for use in many consumer applications. They also have long charge times and low power output for their mass. In addition, lead can be hazardous to the environment.

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  Nickel-based batteries.  Nickel-based batteries come in two main forms: nickel cadmium, or NiCd, and nickel metal hydride, or NiMH. NiCd batteries are inexpensive and durable and have high power, making them suitable for consumer applications. However, cadmium metal is toxic and can cause several acute and chronic health effects in humans and NiCd batteries are hazardous to the environment. NiMH batteries, which provide a less toxic alternative to NiCd, have greater energy than lead-acid batteries and have been used in automotive applications, such as the Toyota Prius HEV model. Some NiMH batteries are light and have a fast charge rate, which makes them appropriate for use in portable products. However, NiMH batteries lack the energy density to make them practical for many PHEV and EV applications.

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  Conventional Lithium-ion Technologies.  Lithium-ion batteries have higher energy density than lead-acid, NiCd or NiMH batteries and can be made smaller and lighter than these batteries. After their commercial introduction in the early 1990s, lithium-ion batteries were adopted quickly for small portable electronics applications such as cell phones and laptop computers. However, until recently, lithium-ion technology was not widely used other than for small portable device applications due to limitations on their power, safety and life. Furthermore, the world's supply of cobalt, a metal used in most conventional lithium-ion batteries, is more limited than the supply of other metals used in advanced lithium-ion batteries.

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  Advanced Lithium-ion Batteries.  In the late 1990s, a new generation of lithium-ion chemistries capable of delivering improved performance emerged. Some of these technologies offered greater power. Other technologies introduced improvements in safety and battery life relative to conventional lithium-ion batteries. In addition, the development of lithium-ion polymer technology, utilizing modified chemistries and manufacturing methods, allowed a range of flat, or prismatic, battery shapes to be manufactured. However, existing limitations in the areas of safety and life prevented the widespread use of lithium-ion in large, high-power applications. Though some advanced lithium-ion batteries are safer than conventional lithium-ion, protective measures to prevent overcharge-related safety issues remain necessary. Furthermore, battery systems such as those being developed for HEV, PHEV and EV powertrains require not only higher levels of power and/or energy, but also the ability to function over a wide range of temperatures and a longer calendar life. For example, portable electronic devices only require about 300 to 400 recharge cycles and a calendar life of about three years, whereas typical vehicle applications require several hundred thousand shallow recharge cycles for HEV applications and several thousand deep cycles for PHEV and EV applications, with a calendar life of approximately ten years.

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  Other Technologies.  Other technologies such as ultra capacitors and fuel cells have been considered as potential alternatives to batteries. Ultra capacitors are energy storage devices that deliver high power and have a long cycle and calendar life. However, they lack sufficient energy density to meet the needs of most battery applications. Fuel cells generate energy locally by consuming a fuel, usually hydrogen. Fuel cell systems currently offer similar energy density to advanced lithium-ion batteries, and may eventually be capable of greater energy density, but fuel cell systems typically have lower power and shorter calendar life. Moreover, hydrogen must be replenished after use, is difficult to store and distribute, and is currently procured in energy-inefficient ways.

Our Solution

        We believe our batteries and battery systems overcome the limitations of other currently available lithium-ion formulations and non-lithium-ion battery technologies. Our solution is based on proprietary nanophosphate chemistry originally developed by one of our founders, along with others, at the Massachusetts Institute of Technology and exclusively licensed to us. We continue to innovate our battery chemistry by improving our existing nanophosphate chemistry and exploring new material chemistries. Our battery chemistry is supplemented with innovative battery designs as well as systems and pack technologies that increase the performance and scalability of battery systems used for high-power applications. As a result, while other battery technologies offer competitive performance in some metrics, we believe our batteries and battery systems deliver superior performance by combining the following key characteristics:

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  High power.  Our proprietary battery chemistry and design enable high electric power comparable to that available from ultra capacitor technology. For example, we developed an ultra high power battery for Mercedes-Benz HighPerformanceEngines for use by the Vodafone McLaren Mercedes team that delivers more than ten times the W/kg as compared to the power delivered by the battery used in a standard Prius.

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  High useable energy.  Because our batteries maintain high power over a wide range of charge levels, our batteries provide more useable energy for a given size than many batteries based on other chemistries.

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  Improved safety.  Our batteries are more resistant than conventional and other advanced lithium-ion batteries to failures such as fire and explosion under certain conditions, including overcharge, overheating and physical damage.

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  Long cycle and calendar life.  Our batteries are designed to retain their power and energy over thousands of recharge cycles and for up to ten years of calendar life, allowing them to meet or exceed customer requirements in our target markets.

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  Fast charge capability.  Our proprietary battery chemistry and design enable some of our batteries to reach 90% charge from a fully discharged state in as few as six minutes.

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  Reduced size and weight.  The high power and high usable energy exhibited by our batteries allow us to design smaller and lighter battery systems using fewer batteries to meet an application's power and energy needs. In addition, our stable battery chemistry reduces the need for control electronics that add to the battery system's size and weight.

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  Low power degradation over life.  Our batteries lose less storage capacity than many competing batteries after repeated charging and exposure to high operating temperatures. As a result, we have to add less excess capacity to our battery systems in order to account for power degradation over calendar life and still meet minimum end-of-life power requirements.

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  Compelling balance of cost and performance.  Our batteries are cost efficient in multiple areas. Lithium and other key materials used in our batteries are in readily available supply. The stability of our nanophosphate chemistry can require less complex and hence cheaper control circuits at the system level compared to those used in other lithium-ion batteries. Furthermore, our batteries' higher power and energy density and lower power degradation can result in deployment of fewer batteries to meet specified application requirements.

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  Environmental benefits.  Unlike many other batteries, the active materials in our nanophosphate batteries do not contain nickel or manganese compounds which are classified as toxic by the EPA in the Toxics Release Inventory. In addition, at the end of their useful life for a particular application, it may be possible to re-purpose our batteries for other applications, which maximizes the use of raw materials and resources. In addition, a significant portion of our battery's materials can be recycled when the battery is no longer in use.

Our Competitive Strengths

        We believe the following combination of capabilities distinguishes us from our competitors and positions us to compete effectively and benefit from the expected growth in the advanced energy storage market:

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  Materials science and development expertise.  Our proprietary materials formulations and coating techniques allow us to adjust the characteristics of our battery components to meet different energy and power requirements across our many applications. For example, we have developed new battery components that operate in temperature environments ranging from -30°C to over 60°C. Our core materials science has been successfully taken from the research laboratory to the mass market, where it has been validated in high-volume production. We plan to continue to commercialize products based on our core materials and to explore a variety of next generation chemistries that are intended to provide even higher energy and power combinations without sacrificing battery safety or life.

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  Battery design capabilities.  We have been an innovator in the packaging of lithium-ion batteries. For example, we believe we were the world's first mass producer of cylindrical, aluminum, laser-welded packaged batteries. Prior to this development, most cylindrical batteries used crimped steel cans and internal mechanical designs that are heavier, have more difficulty delivering high currents, and are more permeable to humidity than our design. These capabilities allow us to introduce optimal packages in various forms and sizes designed to deliver our technology into many different applications. Over the past 18 months, we have introduced and/or are developing several new cylindrical battery models for diverse applications as well as several new prismatic, or flat rectangular, battery models targeted at the automotive market. Prismatic batteries offer improved battery density and provide a higher ratio of electrically active surface area to volume, leading to improved overall power.

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  Battery systems engineering and integration expertise.  A battery system typically includes a battery management system, battery supervisory circuits, state of charge algorithms, thermal management and power electronics. We have developed systems engineering and integration expertise in all of these areas. These capabilities allow us to customize our batteries and deliver fully-integrated systems, which are necessary to compete successfully in certain end markets. In addition, our system integration expertise allows us to understand system level requirements and inform our chemistry development process. It also provides us with the necessary expertise to partner with leading system integrators, understand their design requirements and assist them in developing solutions that take advantage of our battery products. We believe our system engineering capabilities accelerate the adoption of our technology across our target markets by reducing the development and integration efforts of our system integration partners and end customers. We have two groups with integration capabilities located in Hopkinton, Massachusetts (electric grid services and heavy duty transportation), and Novi, Michigan (passenger vehicles and our Hymotion PHEV modules).

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  Vertical integration from battery chemistry to battery system design services. We provide a broad spectrum of highly customized solutions to our partners and customers. Our vertical integration from batteries to battery systems has allowed us to develop flexible technology modules at every step of battery development, including a scalable prismatic battery system architecture that allows common modules to be configured according to varied transportation customer requirements. The ability to work with partners and customers across the design process provides us with a better understanding of customer needs and allows us to customize our modules and design steps to their specific requirements. This understanding of our customer needs often reduces our development time because we can address design requirements at the chemistry, battery or battery system levels. Furthermore, by managing each design step from battery to battery system, we can better protect our intellectual property.

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  Industry-leading partners in focused markets.  We work closely with leaders in each of our target markets, such as AES, BAE Systems, BMW, Chrysler, Daimler, Better Place, SAIC and Gillette. We have entered into agreements relating to joint design and development efforts with several major passenger vehicle manufacturers and tier 1 suppliers, including Chrysler for the ENVI electric vehicle program and BMW for its HEV program. We also continue to work with General Electric to draw on their research and technology development expertise in our target markets. We believe our experience with our development partners provides us with a significant research and development advantage, greater access to end customers, market credibility and additional avenues to secure supply contracts.

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  High-quality, volume manufacturing facilities and proprietary process technologies.  We have over 450,000 square feet of manufacturing facilities in China, Korea, Michigan and Massachusetts. Our internal manufacturing operations provide us with direct control over the quality of our products and improve the protection of our materials science, systems and production process intellectual property. In addition, we believe our manufacturing control allows us to rapidly modify and adapt standard equipment for our particular production requirements, thereby reducing our overall development time to market. Over the past several years, we have developed high-volume production expertise and replicable manufacturing processes that we believe we can scale to meet increasing demands for our products. We are compliant with ISO 9001:2000 certification and are pursuing TS16949 certification.

Our Strategy

        Our goal is to utilize our materials science expertise, our battery and battery systems engineering expertise and our manufacturing process technologies to provide advanced battery solutions. We intend to pursue the following strategies to attain this goal:

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  Pursue markets and customers where our technologies create a competitive advantage.  We will continue to focus our efforts in markets where customers place a premium on high-quality batteries, innovation and differentiated performance. We believe our battery technologies, our design and systems expertise and manufacturing processes, provide us with a competitive edge in enabling new battery applications that address challenging design constraints and demanding performance requirements.

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  Partner with industry leaders to adapt and commercialize our products to best meet the requirements of our target markets.  In each of our target markets, we have entered into joint development and supply agreements with industry-leading companies. These relationships provide us insight into the performance requirements of that market, allow us to share product development costs, and position our products to serve as a key strategic element for our partner's success. We intend to continue to pursue partnerships in our target markets to enhance our product offerings and to facilitate expansion into new geographies.

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  Actively pursue federal and state incentive funding for battery development, facility expansion and job creation.  We intend to take advantage of U.S. government and state programs established to increase domestic investment in the battery industry. To date, we have been awarded a $249.1 million grant under the DOE Battery Initiative and have applied for a federal loan to support our manufacturing expansion in the United States. We have received approximately $3 million from the State of Michigan to date under a $10 million Center of Energy Excellence grant, with the remainder to be paid based on the achievement of certain milestones in our facility development such as the installation of purchased equipment and qualification of manufacturing processes. We are also discussing other funding opportunities with the Commonwealth of Massachusetts.

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  Expand our manufacturing capacity in the United States.  If we receive sufficient federal and state incentive funding and the actual and anticipated future demand for our products increases as expected, we plan to expand our domestic battery manufacturing capacity. Our plan involves building vertically integrated manufacturing plants in the United States that encompass the full production process, including the manufacturing of our proprietary cathode powder, electrode coating, battery fabrication and the assembly of complete battery systems ready for vehicle integration.

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  Remain on the forefront of innovation and commercialization of new battery and system technologies.  We intend to continue to innovate in materials science and product design to enhance the benefits of our product offerings. This innovation will be derived from our internal research and development efforts, from our close development partnerships with our customers and from licensing or acquiring new technologies developed by third parties. We maintain relationships with top industry leaders, government labs and universities to advance research and to track promising developments and technologies.

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  Reduce costs through manufacturing improvements, supply chain efficiencies and innovation in materials.  We intend to lower our manufacturing costs by improving our manufacturing performance and lowering our materials cost. As we continue to grow, we are focused on increasing the yield in our manufacturing and improving our margins as production volumes increase. We also manage our working capital requirements in manufacturing through inventory management and additional supply chain efficiencies. In addition, we continuously evaluate how to improve our product offerings and lower costs through further materials innovation. We are actively developing new materials with properties we believe will allow us to build batteries that require fewer control and electronic components and enable our battery systems to maintain or improve performance at a lower cost.

Our Products

        Our current product offerings include batteries in various sizes and forms as well as packaged modules and fully-tested battery systems. The platform for battery and battery system development is our patented nanophosphate material, which can be engineered to meet the strict requirements of a broad set of applications in our target markets.

  Batteries

        We currently offer a portfolio of batteries based on our nanophosphate technology for application development in the transportation, electric grid services and consumer markets, as summarized below:

Product	APR18650	ANR26650	AHR32113 Gen 1	AHR32113 Gen 2	Prismatic HEV	Prismatic EV/Extended Range EV
Nominal capacity* (Ah)	1.1 Ah	2.3 Ah	3.6 Ah	4.4 Ah	6 Ah	19-20Ah
Energy (Wh)	3.6 Wh	7.6 Wh	11.9 Wh	14.5 Wh	19.8 Wh	62-66 Wh
Power to energy ratio	Medium	High	Ultra high	Ultra High	Ultra High	Medium
Electrode type**	M1	M1	M1 Ultra	M1 Ultra	M1 Ultra	M1 HD
Status	Volume production	Volume production	Volume production	Prototype production	R&D Prototype	Prototype production
Applications	Consumer and Professional Consumer Applications	Consumer, Hybrid Transit Buses, Electric Vehicles, Electric Grid Services	Hybrid Electric Vehicles, Hybrid Transit Buses and Heavy Duty Hybrid Electric Vehicles	Hybrid Electric Vehicles, Hybrid Transit Buses and Heavy Duty Hybrid Electric Vehicles	Hybrid Electric Vehicles, Hybrid Transit Buses and Heavy Duty Hybrid Electric Vehicles	Extended Range Electric Vehicles, Plug-In Hybrid and Electric Vehicles

*
The capacity of a battery is the amount of charge it can store, typically given in units of amp hours, or Ah.

**
We have developed several electrode technologies based on our nanophosphate chemistry for our batteries depending on their application. M1 offers a combination of energy and power. M1 Ultra is designed for high power applications. M1 HD is designed for high energy applications.

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APR18650. The APR18650 (18 mm in diameter, 65 mm in height) has a similar design as the ANR26650, but comes in a smaller, industry-standard package. This battery is currently used in DeWalt's 18 V Nano line of power tools. We plan to continue producing this battery through partnerships with third-party suppliers rather than build our own production capacity.

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ANR26650.  We originally developed the ANR26650 (26 mm in diameter, 65 mm in height) for DeWalt's 36 V series of professional power tools. This battery offers a combination of power and energy that allows it to be used in a diverse set of applications, including power tools, BAE Systems' Hybridrive system for the Orion VII hybrid-electric bus and AES's Hybrid-APUs.

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AHR32113.  The AHR32113 (32 mm in diameter, 113 mm in height) is designed for high-power HEV applications and to offer significantly higher power than our consumer batteries. The AHR32113 is designed to address markets where power is the main requirement and where cost per unit of power is the key metric. We have developed a new version of the AHR32113, Gen 2, to meet specific customer requirements. The Gen 2 version offers higher power and capacity and is further optimized for high volume manufacturing.

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Prismatics.  We are currently developing several prismatic batteries for PHEV and EV applications. Our building block for PHEV and EV applications, currently in low-volume manufacturing, is the 20Ah prismatic cell.

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Specialty Cylindrical Cell.  Our smallest and most advanced automotive class battery (not shown on the above chart) is a custom battery developed for the Vodafone McLaren Mercedes team, currently in use in the 2009 racing season. We believe this battery is the highest specific power lithium-ion production battery ever built for use in high performance racing applications.

  Battery Systems

        Our energy solutions group offers a variety of fully packaged systems as well as sub-module building blocks for battery system development. Our development of integrated systems includes not only the packaging of our batteries, but also power electronics, safety systems, thermal management, testing, production and qualification. We design standard systems as well as custom systems using a modular design based on standard building blocks. We manufacture a variety of battery systems, in which batteries are connected in various configurations to meet the design requirements of specific applications. The following are examples of a modular building block based on our 32113 HEV cells and various module designs using our scalable 20Ah prismatic cells.

        Our prismatic battery system's design allows for various battery configurations, providing pack design versatility for the automotive market. This design reduces retooling time when reconfiguring our assembly lines for different customers. Our battery systems are highly engineered to incorporate safety and control features that extend life and improve performance. Module-level fusing, temperature sensing and other safety controls provide additional containment safeguards to isolate and protect against cell-level failure. Active overvoltage protection provides monitoring and balancing of individual series elements to protect cells from abuse and to extend life. These battery systems are designed to accommodate either liquid or air-cooled thermal management systems, and have mechanical structures designed to withstand the harsh vibration and mechanical shock environment of automotive applications.

        Current product offerings include the following:

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  BAE Systems Energy Storage Solution.  We produce an energy storage solution for BAE Systems' HybriDrive drive train for the Orion VII hybrid-electric bus. This 180 kW system incorporates our ANR26650 batteries into sub-modules that include a redundant, fault-tolerant design. Air-cooled with safety systems designed in, this energy storage solution reached volume production in 2008 as a replacement for a lead-acid solution that weighs approximately three times as much as our solution, with half the expected life.

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  Hymotion L5 Battery Range Extender Module.  Through our Hymotion brand, we offer an aftermarket conversion module to augment the performance of a standard Toyota Prius HEV through the 2009 model year, turning it into a PHEV capable of over 100 miles per gallon. This module provides fleets and consumers with a PHEV option.

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  Grid Service System.  We have developed multi-megawatt battery systems for AES capable of performing ancillary electric grid services, including standby reserve capacity and frequency regulation services.

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  Prismatic Module.  We are working with Chrysler and other manufacturers such as Better Place and Daimler to develop and supply prismatic battery systems.

Technology Overview

        Lithium-ion batteries are rechargeable batteries in which lithium is reversibly transported through a nonaqueous liquid electrolyte, or ionically conductive medium, between positive and negative electrodes that store lithium in the solid state. Lithium-ion batteries are distinguished from disposable lithium batteries, or rechargeable lithium metal batteries, by not utilizing metallic lithium as a negative electrode material. Instead, both electrodes utilize compounds in which lithium atoms may be stored at relatively high concentrations without forming lithium metal, an attribute that is key to safe and prolonged recharging. The non-aqueous electrolyte in lithium-ion batteries allows operation at a high voltage (about 2.5-4.4 V for current technology) without suffering electrolyte decomposition. The combination of a high voltage and high charge storage capacity in both the positive and negative electrodes provides for the high specific energy (50-230 Wh/kg) and energy density (100-450 Wh/liter) of current lithium-ion batteries. These energy values span a wide range for several reasons. Batteries designed for high power typically utilize thin electrode coatings which result in lower overall active materials content and therefore lower energy. The energy per mass and per volume also varies with form factor, cylindrical batteries typically having higher values than prismatic batteries, and battery size, smaller batteries typically having lower values due to higher packaging factor. Importantly, the choice of positive and negative electrode materials has a large impact on the energy that can be stored and the power that can be delivered using a specific battery.

        We are primarily focused on developing a new generation of lithium-ion batteries and battery systems to serve applications and markets outside the historical domain of lithium-ion. These applications include HEVs, PHEVs and EVs, electric grid ancillary services, and power tools. These applications frequently require battery systems having much higher total energy or power outputs than required by previous lithium-ion applications, and place a premium on one or more of the attributes of high energy, high power, improved safety, and long life. We also maintain an active research and development effort to develop future generations of materials for several key components of battery systems, and improved battery and battery systems designs to take advantage of the attributes of those materials.

Customers and Development Partners

        Our primary customers and development partners are industry-leading companies that value and require high battery performance. Our customers and development partners span multiple industries and include the following organizations in our target markets:

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  Transportation.  We are currently working under non-exclusive arrangements with major global automotive manufacturers and tier 1 suppliers to develop batteries and battery systems for the HEV, PHEV and EV markets. In April 2009, we entered into a supply agreement with Chrysler to develop and supply prismatic battery systems for use in Chrysler's ENVI electric vehicle program across several vehicle platforms and models. Under our agreement with Chrysler, Chrysler may issue purchase orders to us for battery systems to be used in Chrysler's designated electric vehicle production programs based on forecasted planning volumes at the unit prices and warranty terms included in the agreement. There are no volume guarantees or minimum volume commitments under this agreement. We have also been selected by, and are currently negotiating a supply agreement with, BMW to supply HEV batteries, and we have entered into a development agreement with Delphi to develop battery systems for a mass-produced SAIC HEV in China. We are also currently negotiating development agreements with SAIC to develop a demonstration battery system for an EV and a battery system for a PHEV. We entered into a joint development agreement with GM in August 2007 to jointly develop and produce prototype quantities of a proposed lithium-ion prismatic battery for GM vehicles. While we are in discussions with GM regarding additional lithium-ion batteries for HEV and PHEV programs, we do not have a commitment from GM on any vehicle platforms. Under our May 2008 joint development contract with BMW, we developed lithium-ion batteries for use in HEV battery systems. We subsequently entered into a warranty agreement with BMW in May 2009 for HEV batteries that we expect BMW to purchase from us, and we are negotiating a supply agreement with BMW which will provide the terms and conditions under which BMW may purchase HEV batteries from us. Under our supply agreement with Mercedes-Benz HighPerformanceEngines, which we entered into in September 2007, we exclusively developed and supplied batteries for the Vodafone McLaren Mercedes team for use through the 2009 racing season. Our other automotive development partners include tier 1 suppliers, such as Magna Steyr, major automobile manufacturers and EV manufacturers, such as Renault, and network operators such as Better Place, which provides EVs with lithium-ion battery systems that can be easily recharged or switched through a network of charge locations and battery switch stations. Our March 2009 supply agreement with Magna Steyr provides for an initial seven-year term during which Magna Steyr may order batteries from us based on a monthly forecasts over a rolling three-month period. Under our supply agreement with Better Place, which we entered into in September 2008, Better Place has ordered prototype battery systems at agreed pricing and warranty terms. In the heavy-duty vehicle market, we are supplying battery systems to BAE Systems pursuant to a May 2007 development and supply contract. BAE Systems is initially using our battery systems in its HybriDrive propulsion system, which is currently being deployed in Daimler's Orion VII hybrid electric buses. We have also been selected by, and are currently negotiating a contract with, Daimler to supply battery systems for use in systems developed by Daimler's EvoBus subsidiary.

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  Electric Grid Services.  We have developed multi-megawatt battery systems for AES capable of performing ancillary electric grid services, including standby reserve capacity and frequency regulation services. We have developed and installed a two megawatt Hybrid-APU for a pilot program with AES in California. This unit is operational and is performing ancillary grid services in a limited test mode, with full-time commercial deployment anticipated by the end of 2009. We have shipped additional units for AES, totaling 16 megawatts, which are currently in the installation and commissioning process. Our agreement with AES provides that AES shall purchase up to 25 Hybrid-APUs, either directly or through designated affiliate companies.

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  Consumer.  We have entered into license and materials supply agreements with Gillette pursuant to which we granted Gillette an exclusive license to certain of our technology and are supplying materials to Gillette for use in their consumer products (excluding power tools and certain other consumer products). Black & Decker has developed a number of product lines using our batteries. We are also considering opportunities in emerging applications, including lawn and garden tools, vacuums and medical devices. In addition, we are developing and selling products for consumer applications, selling primarily through a network of global distributors.

        We also sell our batteries and battery systems directly to end-user customers as well as through reseller and distributor channels.

        Under our agreement with AES, we have agreed to work exclusively with AES on the development and deployment of grid service systems and new product lines through December 31, 2009. This exclusivity period will extend beyond December 31, 2009 for so long as we elect to receive, and do receive, exclusivity payments from AES as provided for in the agreement.

        Under our agreement with Black & Decker, we have agreed to sell our battery packs exclusively to Black & Decker for use in professional power tools and accessories, provided that Black & Decker either meets certain purchase requirements or otherwise makes certain payments to us in order to maintain exclusivity. In addition, during this exclusivity period, we have agreed that we will not provide batteries to other parties for use in certain consumer fields without first offering the development opportunity to Black & Decker.

        Under our exclusive license agreement with Gillette, Gillette paid us an up-front fee of $22.5 million and a support fee of $2.5 million during 2008. Gillette will also be required to pay us an additional license fee following the completion of a support period. In addition, the agreement requires Gillette to pay us royalty fees on net sales of products that include our technology. We have agreed with Gillette that if, during a certain period following execution of the license agreement, we enter into an agreement with a third party that materially restricts Gillette's license rights under the license agreement, then we may be required to refund to Gillette all license and support fees paid to us by Gillette under the license agreement, plus, in certain cases, an additional amount to cover Gillette's capital and other expenses paid and/or committed by Gillette in reliance upon its rights under the license agreement.

Government Initiatives and Contract Research

  Federal Government

        In February 2009, the U.S. government enacted the ARRA, which provides for $2 billion in grants under the DOE Battery Initiative to support the construction and capacity expansion of U.S. manufacturing plants to produce batteries and electric drive components for HEV, PHEV and EV vehicles. In August 2009, the U.S. government announced that we have been selected to receive a $249.1 million grant award under the DOE Battery Initiative to support our manufacturing expansion.

        We have also applied for direct loans under the DOE ATVM Program to support this manufacturing expansion. Based on the amount of our grant award under the DOE Battery Initiative and the guidelines associated with the ATVM Program, we believe we will be permitted to borrow up to $235 million under the ATVM Program. Under the DOE Battery Initiative, we will be required to spend up to one dollar of our own funds for every incentive dollar we receive, and we expect we will be required to spend one dollar of our own funds for every four dollars we borrow under the ATVM Program. The timing and the amount of any loan we may receive under the ATVM Program, as well as the specific terms and conditions applicable to our grant award under the DOE Battery Initiative or any loan we may receive, are currently not known by us, and, once disclosed to us, are subject to change and negotiation with the federal government.

  State of Michigan

        We have received approximately $3 million from the State of Michigan to date under a $10 million Center of Energy Excellence grant, with the remainder to be paid based on the achievement of certain milestones in our facility development such as the installation of purchased equipment and qualification of manufacturing processes. The State of Michigan has also offered us up to $4 million in low interest loans as an incentive to establish a lithium-ion battery manufacturing plant. We intend to use these funds to support our planned expansion in Livonia, Michigan. In addition, in April 2009, MEGA granted us a credit for 50% of our capital investment expenses, up to a maximum of $100 million over a four-year period, related to the construction of an integrated battery cell manufacturing plant, which we intend to build if we receive adequate funds from the DOE. We must create at least 300 jobs at the plant in order to receive this credit. MEGA has also offered us a 15-year tax credit, beginning with the 2011 fiscal year, having an estimated value of up to $25.3 million, depending on the number of jobs we create in Michigan. We are seeking other incentives from the State of Michigan, including designation of our site selection as a "Renaissance Zone", which would provide potential tax benefits if approved.

  Massachusetts

        We are seeking rebates, tax exemptions, tax credits and financing that the Commonwealth of Massachusetts has offered to support the expansion of our facilities in Massachusetts. The availability of these incentives will be subject to the completion of applications, compliance with program requirements and the negotiation of applicable agreements.

  Contract Research

        We have received awards from the Department of Energy's collaboration with the United States Advanced Battery Consortium, or USABC. In December 2006, we commenced the HEV battery development program with the USABC. It is a $15 million program, with a 50-50 cost share whereby the USABC will provide us up to $7.5 million, designed to accelerate development of a high-performance, low cost HEV battery. This program will end in December 2009. The second A123 USABC program is a $12.5 million program, also with a 50-50 cost share, with a goal of developing high-energy, low cost PHEV batteries. Under this program, we are targeting the development of two different kinds of PHEV batteries, one with ten miles of electric equivalent range and the other with 40 miles of electric equivalent range.

Manufacturing

        Our global supply chain and manufacturing infrastructure can produce millions of batteries and hundreds of tons of active materials per year. We measure our product shipments in watt hours, which is the energy capacity of a single battery for a single complete discharge.

        Watt hours, or Wh, are the amp hour storage capacity of a battery multiplied by its voltage. The average battery voltage for our 26650 battery is 3.3 volts, or 3.3 V. We determine amp hour storage capacity at a specific discharge rate and a specific depth of discharge. We do this by charging the battery to its top voltage and discharging it to zero capacity (2 volt charge level). A battery's usable energy capacity is determined at the application level. For example, our 26650 battery has a nominal capacity of 2.3 Ah and operates at 3.3 V, resulting in 7.59 Wh.

        As of June 30, 2009, we estimate that our annual manufacturing capacity was approximately 169.3 million watt hours.

        We have over 450,000 square feet of manufacturing facilities worldwide where we produce or intend to produce our batteries, from raw powder to finished batteries and battery systems using both our facilities and third party contractors. Our primary manufacturing facilities are located in Changzhou, China in an export processing zone. We produce our prismatic batteries at our facilities in Korea and Chanchun, China. We also have the capability to manufacture and assemble low volume, high value-add battery modules and systems at our energy solutions group facility in Hopkinton, Massachusetts. We produce our specialty cylindrical batteries for Mercedes-Benz HighPerformanceEngines at our Watertown, Massachusetts R&D facility.

        We commenced commercial production of powder in the third quarter of 2005 and outsourced the coating and battery and battery system assembly. Initial battery production ramp-up commenced in the third quarter of 2005 and our first commercial batteries began shipping in February 2006. During 2007, we commenced construction of two additional plants for the expansion of powder production and new coating production and signed a lease for a third plant for new battery assembly at our Changzhou location. We completed the qualification of these plants for full volume production in 2007.

        While our current concentration of manufacturing facilities is in Asia, we plan to aggressively expand our domestic battery manufacturing capacity by establishing vertically-integrated manufacturing plants in the United States that would perform all of the stages of the manufacture of batteries and battery systems. Our planned U.S. expansion depends upon our receipt of sufficient federal and state incentive funding and is intended to complement our existing manufacturing facilities in Asia. The goal of this expansion, which would occur gradually and over several years, is to significantly improve specific operational output in powder, coating and cell assembly.

        The first phase of this expansion is taking place in Livonia, Michigan, where we intend to produce prismatic and cylindrical cells and systems using the same processes and equipment we currently use in our Asian factories. We are in the process of identifying several other facilities for lease which would be designed for high-volume manufacturing and where we would utilize fully-automated manufacturing equipment and facilities controls systems.

        The manufacturing of our batteries and systems requires several integrated stages: powder synthesis, cathode and anode coating, battery and battery system assembly. We continue to augment the degree of automation in each of these stages, transitioning from semi-automated production lines, to production lines with fully automated process bays and high volume equipment, where the only manual steps consist of loading and monitoring equipment and performing certain quality control processes.

        Our manufacturing operations allow us to directly control product quality and minimize the risks associated with having to disclose proprietary technology to outside parties during production. In Asia, to further protect our intellectual property, we use separate manufacturing facilities for each phase of battery production. We control every stage in the manufacture of our products except for the final assembly of our 18650 batteries and certain battery coating operations, which we currently outsource to Asia-based sub-contractors.

        Our powder, coating and assembly facilities incorporate environmental control and processing systems in a modular design geared for easy and rapid capacity expansion. To complete each new production line, we plan to use a systematic replication process designed to enable us to add production lines rapidly and efficiently and achieve operating metrics in new production environments that offer comparable performance to that of our current plants.

        We also are seeking to lower our manufacturing costs and to improve our cost per Wh manufactured by refining processes and intermediate quality control to improve manufacturing yields, obtaining raw material and component volume discounts, consolidating sub-contractors, substituting certain raw materials, managing inventory and optimizing shipping costs. While our manufacturing philosophy is designed to achieve low cost in order to maintain sustainable competitive advantage, it is also focused on providing world class quality. We are compliant with ISO 9001:2000 certification and are pursuing TS16949 certification for late 2009.

Sales and Marketing

        We market and sell our products primarily through a direct sales force, consisting of individuals who have backgrounds in either electrical or mechanical engineering and who generally have experience selling batteries and battery systems into the specific market segments to which they are assigned. In the transportation market, we are focusing sales of our batteries and battery systems to automotive manufacturers either directly or through tier 1 suppliers. We are working with automotive manufacturers directly to educate and inform them about the benefits of our technology for use in HEVs, PHEVs and EVs. At the same time, we are working with tier 1 suppliers who are developing integrated solutions using our batteries.

        In the electric grid market, our initial sales to AES have been made directly through our sales force. In the consumer market, our sales are made both directly and indirectly through distributors with key accounts managed by our sales personnel. We also have value added partners in the United States, Europe, and Asia who integrate our products into consumer applications. Our indirect channel sales are made primarily through these value-added distributors and sales representatives in North America, Europe and Asia which focus on non-major customer accounts.

        Our direct sales force is based in the United States and Europe. We are expanding our sales presence in the United States and Europe and are seeking to expand our presence in Asia as our business in those regions continues to develop. We expect international markets to provide increased opportunities for our products.

        We may enter into strategic relationships with business partners based in Europe, China and Japan who have complementary technologies for, and experience in, the transportation and other markets. We believe that forming such relationships could help to achieve cost economies in product development and manufacturing, provide us with the ability to take advantage of any available local government stimulus funding and related incentives, result in optimized products and provide advantages in marketing and selling our products in the geographic markets where our partners are based.

        Our sales cycles vary by market segment and typically follow a lengthy development and qualification period prior to commercial production. For example, in the automotive market, a customer's preliminary technology review generally ranges from three to twelve months and product development generally ranges from twelve to eighteen months. We expect that the total time from customer introduction to commercial production will range from three to five years depending on the specific product and market served. In the electric grid services market, our initial test system development for AES has taken approximately nine months, and we expect that the initial production systems will take an additional six to twelve months to be manufactured, shipped and installed. In the consumer market, the time from introduction to commercial production can take up to three years or more.

        We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. We rely on a variety of marketing vehicles, including participation in industry conferences and trade shows, to share our technical message with customers, as well as public relations, industry research and our collaborative relationships with our strategic investors and business partners.

        As of August 31, 2009, we had 25 employees in sales and marketing, including 11 sales professionals.

Research and Development

        Our research and development efforts are focused on developing new products and continuously improving the performance of existing products. We design our products for performance metrics such as energy density (the amount of energy per volume of the battery), specific energy (the amount of energy per mass of the battery), power density (the amount of power per volume of the battery) and specific power (the amount of power per mass of the battery), cycle life, calendar life and numerous safety and abuse-tolerance metrics. We focus our research and development efforts on the following areas:

  •
  Improving the energy, power, life and safety of key electrode-active materials.  At our Watertown, Massachusetts and Ann Arbor, Michigan facilities we devote substantial efforts to developing new compositions and structures of cathode and anode materials and low-cost processes for synthesizing these materials. These compositions and processes are validated at laboratory and pilot-plant scales before being transitioned to our high-volume manufacturing facilities.

  •
  Developing battery component formulations and chemistries.  The optimization of lithium-ion batteries requires consideration of interrelated electrical, chemical and mechanical phenomena that occur within batteries during field use. We develop proprietary cathode and anode formulations and coating procedures, as well as proprietary electrolyte compositions that are evaluated along with other critical components to arrive at complete battery designs.

  •
  Electrical, mechanical, and thermal design.  Physical battery design is an important consideration for the sealability, durability, cooling and abuse-tolerance of lithium-ion batteries, especially those used in large high-power battery systems. We have and continue to develop innovative constructions for our cylindrical and prismatic battery products. This development work takes place across several of the company's research and development and manufacturing facilities in the United States, China and Korea.

  •
  Battery systems-level design.  We develop battery systems that can be used by a number of customers, and we work with our customers to develop customized battery systems for specific applications. We have also developed a modular and highly scalable battery system design for our prismatic battery systems. This work takes place primarily within our energy systems group, at facilities located in Hopkinton, Massachusetts and Novi, Michigan. We intend to transfer the work conducted at our facility in Novi, Michigan to our new facility in Livonia, Michigan in late 2009.

        We believe that our ability to deliver higher performance batteries and battery systems depends upon the rapid and effective transfer of the technology developed in our research and development laboratories into high volume manufacturing. Therefore, we maintain pilot plant capabilities at our Massachusetts and Michigan facilities, and we reserve a portion of our production capacity for structured experiments related to manufacturing process development.

        As of August 31, 2009, we had 217 research and development employees worldwide.

Universities and National Laboratories

        An important part of our overall research activities are our relationships with universities and national laboratories. We maintain active collaborations with the Massachusetts Institute of Technology relating to electrode materials for batteries used in transportation applications, the University of Michigan relating to the development of manufacturing technology designed to support transportation applications, Michigan State University relating to the development of materials technology designed to support next generation battery cell products, and The University of Texas relating to electrochemical and thermal cell modeling designed to support transportation applications, as well as several U.S. Department of Energy laboratories, including Lawrence Berkeley National Laboratory relating to investigating the life of lithium-ion batteries, Argonne National Laboratory relating to validating cell performance test results conducted for USABC in transportation applications, Idaho National Laboratory relating to evaluating our Hymotion L5 battery modules in transportation applications and the National Renewable Energy Laboratory relating to validating thermal cell testing activity and module level thermal modeling. Some of these collaborations take place under the auspices of the USABC, which is comprised of Chrysler, Ford and GM. Since inception through June 30, 2009, we have invested $109.0 million into our research and development activities of which we have been reimbursed through government grants for $9.6 million. We also received $20.3 million from U.S. government agencies for research and development services. As of June 30, 2009, we have committed to invest an additional $7.3 million for the USABC programs of which we expect to be reimbursed for $3.6 million.

Competition

        Competition in the battery industry is intense and rapidly evolving. Our markets are subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new technologies. We believe the primary competitive factors in our markets are:

  •
  product performance, reliability and safety;

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  integrated solutions;

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  product price; and

  •
  manufacturing capabilities.

        We have recently begun facing competition from joint venture companies in our industry. For example, in 2008, Bosch and Samsung formed LiMotive to focus on the development, production and marketing of lithium-ion battery systems for use in HEVs and other electric vehicles. Dow Chemical has recently announced the establishment of a joint venture with Kokam America and others, pending receipt of government incentive funding, to build a facility in Michigan for the manufacture of lithium polymer batteries for use in HEVs and other electric vehicles.

        In the rechargeable battery market, the principal competitive technologies currently marketed are lead-acid, nickel-cadmium, nickel metal hydride and lithium-ion batteries. Our primary competitors who have announced the availability of either lithium-ion or other competing rechargeable battery products include Panasonic, BYD, LG, Lithium Energy Japan (Mitsubishi-GS Yuasa), Blue Energy Company (Honda-GS Yuasa), and LiMotive and Samsung, among others.

        Within each of our target markets, we encounter the organizations named above as well as other competitors:

  •
  Transportation.  In the transportation market, our competitors in the automotive industry fall into three main categories:

  •
  HEVs. In the hybrid space, we compete with large battery companies such as Panasonic, LiMotive, Automotive Energy Supply Corporation, or AESC, Johnson Controls-Saft Advanced Power Solutions, or JCS, Toshiba, Kokam and Hitachi, Ltd., as well as smaller competitors such Altair Nanotechnologies, Inc. or Altairnano.

  •
  PHEVs. We compete with established companies such as LG and JCS. As the market for PHEVs is emerging, the complete competitive landscape is unknown and subject to change.

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  EVs. We compete with AESC, Kokam, GS Yuasa, Panasonic, Sony, Lithium Energy Japan, EnerDel Inc., or EnerDel, and Valence. In addition, MES-DEA S.A. has developed a sodium-nickel chloride solution that has also been used in this particular application.

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  Electric Grid Services.  In the electric grid services market, we compete with Saft and Altairnano. We also expect competition from manufacturers of other new battery technologies, such as sodium-sulphur from NGK Insulators, Ltd. in Japan and redox flow batteries under development from companies including Prudent Energy that may provide large scale energy storage for grid applications. Finally, we may encounter competition from developers of flywheel technologies, such as Beacon Power Corp. A flywheel electric grid energy storage system draws electrical energy from the utility grid and stores it in a rotating flywheel, making it available when needed at a later time through a motor-generator system.

  •
  Consumer.  Our principal competitors in this market are Panasonic, Sony, Samsung, LG, Valence and E-One Moli Energy Corp. We also are aware of other vendors making batteries in China under a variety of different manufacturing labels for this market.

        Many of our competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing and other resources than we have. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively.

Intellectual Property

        Our success depends in part upon our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and conduct of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        As of September 4, 2009, we owned or exclusively licensed a total of 19 United States patents, with 59 United States pending patent applications and 27 foreign issued patents, with 147 pending foreign patent applications.

        The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or shorten the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products under development can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

        We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

        We use trademarks on some of our products and believe that having distinctive marks may be an important factor in marketing our products. We have registered our A123® and A123 Systems® marks in the United States and internationally. Our other trademarks include the A123 Systems logo. We have also registered some of our marks in a number of foreign countries. Although we have a foreign trademark registration program for selected marks, we may not be able to register or use such marks in each foreign country in which we seek registration.

        We occasionally enter into research and development arrangements with the federal government or other government agencies that require us to provide pure research, in which we investigate design techniques on new battery technologies. Generally, our research and development arrangements provide that all pre-existing or newly created intellectual property remains under the ownership of the respective party, and that all jointly-created intellectual property be owned by both parties without a duty to account for or pay royalties to the other party.

        With respect to the two research and development awards we have received to date from the USABC for HEV and PHEV battery development, our contracts provide that we own all intellectual property rights we acquire or develop during our research and development activities so long as we agree to contribute at least a 50% share of the total program costs under each program's 50-50 cost share arrangement. If we do not make our 50% cost share contribution, then we are required to grant the USABC a nonexclusive, fully paid, worldwide, irrevocable license to our intellectual property rights to any application of the relevant technology, under reasonable terms and conditions.

Employees

        As of August 31, 2009, we had 1,672 full-time employees, with 217 in research and development, 1,292 in manufacturing operations/supply chain, 25 in sales and marketing and 129 in general and administration.

        Of our employees, 323 are located in the United States and 1,349 are abroad. We consider our current relationship with our employees to be good.

        None of our employees are represented by labor unions or have collective bargaining agreements, except for certain employees in our Changzhou, China facilities who established a Labor Union Commission in 2007.

Facilities

        Our corporate headquarters are located in Watertown, Massachusetts, where we occupy three facilities totaling approximately 36,000 square feet. We use these facilities for administration, sales and marketing, supply chain, and research and development activities. We also lease approximately 44,000 square feet in Hopkinton, Massachusetts that we use for research and development, system integration and assembly activities. We also lease research and development facilities in Ann Arbor, Novi, and Livonia, Michigan all totaling approximately 125,000 square feet. We also own and lease buildings in Changzhou, Zhenjiang, and Changchun, China, and Icheon, Korea. These facilities total approximately 610,000 square feet. We believe that our current facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

        In 2005 and 2006, we received communications from Hydro-Quebec, a Canadian utility company, alleging that the cathode material of our batteries infringes U.S. Patent No. 5,910,382 and U.S. Patent No. 6,514,640 that had been granted to The University of Texas, or UT, and that relate to certain electrode materials used in lithium-ion batteries. We refer to these patents by the last three digits of the patent number. The '382 and '640 patents include claims that claim to cover battery cathode material having a particular crystal structure and chemical formula. We contend that our cathode material has a different crystal structure and chemical formula.

        We believe that UT subsequently licensed the patents to Hydro-Quebec, which in turn licensed the technology to companies that make and sell electrode materials for batteries. On April 7, 2006, we commenced an action in the United States District Court for the District of Massachusetts seeking a declaratory judgment that our products do not infringe these patents and that the patents are invalid. On September 8, 2006, we also requested ex parte reexamination of the two patents by the U.S. Patent & Trademark Office, or PTO, to determine whether the subject matter they claim is patentable. The reexamination process does not result in findings of infringement. In order to have a patent reexamined, the party of interest must submit prior art that raises a "substantial new question of patentability". If the PTO determines that there is a substantial new question of patentability, it will order a reexamination. In an ex parte reexamination, a third party requesting reexamination does not participate further in the reexamination proceedings. Once a reexamination is ordered, a new examiner is assigned to the case and the patent goes through another examination similar in procedure to the examination it received leading up to the issuance of the patent in the first instance. If any claims are rejected in light of the new questions raised, then the patent owner can narrow or cancel the rejected claims to try to avoid rejection of the claims. The patent owner can also submit new claims, provided they are not broader than the claims in the original patent. Once the reexamination has been concluded and if any claims are considered patentable, a "Certificate of Reexamination" is issued.

        On September 11, 2006, Hydro-Quebec and UT commenced an action in the United States District Court for the Northern District of Texas against us, one of our customers, Black & Decker, whom we have agreed to indemnify, and one of our suppliers alleging infringement of the two patents and, in a later amended complaint, false advertising. The plaintiffs' complaint alleges infringement of various claims of the '382 Patent and various claims of the '640 Patent and that we and Black & Decker have engaged in false advertising by making representations about the source and nature of our technology. The complaint seeks injunctive relief, including against making, using or selling any product containing the patented technology, actual damages in an unspecified amount, increased and/or treble damages, interest, costs and attorney fees.

        In October 2006 and January 2007, the PTO granted our requests for reexamination of the two patents. In January and February 2007, the two litigations in Massachusetts and Texas were stayed pending the PTO reexaminations. Various motions to dismiss, filed by parties on both sides of the dispute, remain undecided.

        During the reexamination, the PTO rejected all of the original claims of the '382 Patent as unpatentable. UT then amended the claims of the '382 Patent to make them narrower than the original claims in order to distinguish the claimed invention from the prior art and added two new and narrower claims. The PTO determined that the narrower amended and new claims of the '382 Patent submitted during reexamination are patentable and concluded the reexamination of the '382 Patent. On April 15, 2008, the PTO issued a reexamination certificate with the amended claims and the two new claims. During the reexamination of the '640 Patent, the PTO rejected all of the original claims of the '640 Patent as unpatentable. UT then amended the claims of the '640 Patent to make them narrower than the original claims in order to distinguish the claimed invention from the prior art.

        On December 22, 2008, the parties jointly requested that the stay of the litigation continue pending resolution of the reexamination of the '640 Patent. On May 12, 2009, the PTO issued a Reexamination Certificate for the '640 Patent with the amended narrower claims, thus removing the last condition for staying this litigation, although the litigation currently remains stayed. As a result, while Hydro-Quebec and UT may assert the narrower claims of the reexamination certificate against any alleged infringer, including us, they are unable to continue to assert the original claims of the '382 Patent and the '640 Patent against us. On June 11, 2009, we filed a motion to reopen the lawsuit in Massachusetts pursuant to the court's deadline to file within 30 days of the conclusion of the PTO's reexamination. On July 22, 2009, Hydro-Quebec and UT sent us a proposed Second Amended Complaint in the Texas litigation that they said they intend to seek leave to file in light of the PTO's reexaminations.

        If either or both of the lawsuits are reactivated, we expect that they could take as much as two years or more to reach trial, if at all. We believe that we do not infringe either UT patent, including the '382 Patent and the '640 Patent following reexamination, and that we have other meritorious defenses, and we intend to continue to vigorously defend our products and intellectual property rights. The '382 and '640 Patents include claims that claim to cover battery cathode material having a particular crystal structure and chemical formula, which Hydro-Quebec and UT claim our cathode material infringes. We believe, and contend in the lawsuits, that our cathode material has a different crystal structure and chemical formula that is not covered by the '382 and '640 patents. However, due to the nature of the litigation, we cannot determine the total expense or possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. Although Hydro-Quebec and UT have not specified in their complaint the nature or extent of their damages, they have asked for injunctive relief and we believe that they would likely seek substantial damages that could involve both one-time payments and on-going amounts. Regardless of the ultimate outcome of the litigation, it could result in significant legal expenses and diversion of time by our technical and managerial personnel. The results of these proceedings are uncertain, and there can be no assurance that they will not have a material adverse effect on our business, operating results, and financial condition.

 MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages as of August 31, 2009.

Name	Age	Position
David P. Vieau	59	President, Chief Executive Officer, Director
Michael Rubino	52	Chief Financial Officer, Vice President of Finance and Administration
Andrew Cole	44	Vice President of Human Resources and Organizational Development
Ric Fulop	34	Vice President of Business Development and Marketing
Louis M. Golato	54	Vice President of Operations
Robert J. Johnson	42	Vice President and General Manager, Energy Solutions Group
Gilbert N. Riley, Jr.	46	Chief Technology Officer, Vice President of Research and Development, Director
Evan C. Sanders	50	Vice President of Global Sales
Jason M. Forcier	37	Vice President, Automotive Systems Group
Gururaj Deshpande(2)(3)	58	Director
Arthur L. Goldstein(1)(3)	74	Director
Gary E. Haroian(1)(2)	57	Director
Paul E. Jacobs(3)	46	Director
Mark M. Little	56	Director
Jeffrey P. McCarthy(1)(2)	54	Director

(1)
Member of audit committee
(2)
Member of compensation committee
(3)
Member of the nominating and corporate governance committee

        David P. Vieau has served as our President and Chief Executive Officer and as a director since March 2002. Mr. Vieau also serves as a director of Avocent Corporation, an information technology infrastructure management company. Mr. Vieau holds a B.S. in Mechanical Engineering from Syracuse University.

        Michael Rubino has served as our Chief Financial Officer and Vice President of Finance and Administration since August 2004. From August 2002 to August 2004, Mr. Rubino served as the Chief Financial Officer and Vice President of Finance at Sandial Systems, Inc., a storage network equipment manufacturer. Prior to this, Mr. Rubino held Vice President Finance and CFO positions at several venture financed companies, including Maker Communications. Mr. Rubino holds a B.S. in Business Administration from the University of South Carolina.

        Andrew Cole has served as our Vice President of Human Resources and Organizational Development since August 2008. From May 2008 to August 2008, Mr. Cole served as Global Seminis Human Resources Lead at the Monsanto Company, an agricultural company. From February 2007 to February 2008, Mr. Cole served as Senior Vice President for Human Resources at The Power and Cooling Division of Schneider Electric AS, or Schneider Electric, an energy management company. Prior to this role, Mr. Cole served as the Executive Vice President for Human Resources and Organizational Development at American Power Conversion Corp., or APC, an energy management company, from April 2003 until the acquisition of APC by Schneider Electric in February 2007. Mr. Cole holds a B.A. and an M.S.M from Regis University, Colorado.

        Ric Fulop co-founded A123 and has served as our Vice President of Business Development and Marketing since October 2001. Mr. Fulop holds an M.B.A. from the MIT Sloan School of Management.

        Louis M. Golato has served as our Vice President of Operations since February 2006. From February 2004 to December 2005, Mr. Golato served as Wafer Fabrication and Probe Site Manager of Texas Instruments Incorporated, a semiconductor company. From April 2003 to February 2004, Mr. Golato was Vice President of Operations for Sipex Corporation, a semiconductor company. Mr. Golato holds a B.S. in Accounting from Bryant College.

        Robert J. Johnson has served as our Vice President and General Manager of our Energy Solutions Group since January 2008. From February 2007 to January 2008, Mr. Johnson served as Senior Vice President, President North America of APC-MGE Systems, a business unit of Schneider Electric and a global provider of critical power and cooling services. From February 1997 to February 2007, Mr. Johnson served in various roles at American Power Conversion Corp., or APC, including President/CEO and Vice President of APC's Availability Enhancement Group. Mr. Johnson holds a Bachelor of Engineering Management degree from The Missouri University of Science and Technology.

        Gilbert N. Riley, Jr. co-founded A123 and has served as our Chief Technology Officer and Vice President of Research and as a director since October 2001. Dr. Riley holds a B.A. in Physics and Geology from Middlebury College and an M.S. and a Ph.D. in Materials Science and Engineering from Cornell University.

        Evan C. Sanders has served as our Vice President of Global Sales since March 2007. From February 2006 to March 2007, Mr. Sanders served as Vice President, Sales of Centrality Communications Inc., a supplier of integrated GPS solutions. Prior to this, from January 2003 to February 2006, Mr. Sanders worked as Vice President Worldwide Sales, at MEMSIC, Inc., a manufacturer of semiconductor accelerometers used in automotive safety systems and consumer applications. Mr. Sanders holds a B.S.E.E. degree from Northeastern University.

        Jason M. Forcier has served as our Vice President, Automotive Systems Group since August 2009. From August 2008 to August 2009, Mr. Forcier served as Vice President & General Manager for Lear Corporation, a global supplier of automotive seating systems, electrical distribution systems and electronics. Prior to Lear, Mr. Forcier worked at Robert Bosch LLC, a supplier of automobile components, from 1997 through 2008 in various management positions in the United States and Europe. His last position at Bosch was President for North America, Automotive Electronics Division. In addition, Mr. Forcier held engineering positions at General Motors, Delphi Division. Mr. Forcier holds an MBA from the University of Michigan and a Bachelor of Mechanical Engineering from Kettering University.

        Gururaj Deshpande has served as a director since December 2001. Since February 1998, Dr. Deshpande has served as Chairman of the board of directors of Sycamore Networks, Inc., a telecommunications equipment manufacturer. Dr. Deshpande also serves as a director of Airvana, Inc., or Airvana, a provider of network infrastructure products. Dr. Deshpande holds a B.S. in Electrical Engineering from the Indian Institute of Technology, an M.E. in Electrical Engineering from the University of New Brunswick and a Ph.D. in Data Communications from Queens University.

        Arthur L. Goldstein has served as a director since February 2008. Mr. Goldstein has served as a trustee, director and/or advisor for various for-profit and non-profit organizations. From May 1991 to May 2004, Mr. Goldstein served as the Chairman of the board of directors of Ionics, Inc., or Ionics, a water treatment and purification company. From May 1971 to June 2003, Mr. Goldstein served as the President and Chief Executive Officer of Ionics. Mr. Goldstein also serves as a director of Cabot Corporation, a chemical manufacturer, and is a member of the National Academy of Engineering. Mr. Goldstein holds a B.S. in Chemical Engineering from Rensselaer Polytechnic Institute, an M.S. in Chemical Engineering from the University of Delaware and an M.B.A. from Harvard Business School.

        Gary E. Haroian has served as a director since July 2006. Since December 2002, Mr. Haroian has provided consulting and advisory services to various technology companies. Mr. Haroian also serves as a director of Aspen Technology Inc., a provider of software and services to the process industries, Network Engines, Inc., a provider of server appliance software solutions, and Phase Forward Incorporated, a provider of data collection and management solutions for clinical trials and drug safety. Mr. Haroian holds a B.S. in Economics and Accounting from the University of Massachusetts, Amherst.

        Paul E. Jacobs has served as a director since November 2002. Since February 2000, Dr. Jacobs has held a number of executive positions with QUALCOMM Incorporated, or Qualcomm, including Group President of the Qualcomm Wireless & Internet Group, Executive Vice President and Chief Executive Officer. Dr. Jacobs also serves as a director and as Chairman of Qualcomm. Dr. Jacobs holds a B.S. in Electrical Engineering and Computer Science, an M.S. in Electrical Engineering and a Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley.

        Mark M. Little has served as a director since April 2009. Since October 2005, Dr. Little has served as Senior Vice President and Director of GE Global Research, a division of General Electric Company, a diversified technology, media and financial services company. From February 1997 to October 2005, Dr. Little served as Vice President of the power-generation segment of GE Energy, another division of General Electric. Dr. Little holds a B.S. in Mechanical Engineering from Tufts University, an M.S. in Mechanical Engineering from Northeastern University and a Ph.D. from in Mechanical Engineering from Rensselaer Polytechnic Institute.

        Jeffrey P. McCarthy has served as a director since December 2001. Since December 1998, Mr. McCarthy has served as a general partner of North Bridge Venture Partners, a venture capital firm. Mr. McCarthy holds a B.S. in Business Administration from Northeastern University and an M.B.A. from Bentley College.

Corporate Governance Guidelines

        Our board of directors has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. These guidelines, which provide a framework for the conduct of our board's business, provide that:

  •
  the board's principal responsibility is to oversee the management of A123 Systems;

  •
  a majority of the members of the board shall be independent directors;

  •
  the independent directors meet regularly in executive session;

  •
  directors have full and free access to management and, as necessary and appropriate, independent advisors;

  •
  new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

  •
  at least annually, the board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Code of Business Conduct and Ethics

        We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.a123systems.com.

Board Composition

        Our board of directors currently consists of eight members. All of our current directors were elected or appointed as directors in accordance with the terms of a sixth amended and restated voting agreement among A123 and certain of our stockholders. The sixth amended and restated voting agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors. There are no family relationships among any of our directors or executive officers.

        In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors. The members of each class will serve for staggered three year terms. As a result, only one class of our board of directors will be elected each year from and after the closing of this offering. Upon the closing of this offering, the members of the classes will be divided as follows:

  •
  the class I directors will be Mr. McCarthy and Dr. Riley, and their term will expire at the annual meeting of stockholders to be held in 2010;

  •
  the class II directors will be Drs. Desphande, Jacobs and Little, and their term will expire at the annual meeting of stockholders to be held in 2011; and

  •
  the class III directors will be Messrs. Goldstein, Haroian and Vieau, and their term will expire at the annual meeting of stockholders to be held in 2012.

        Our certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

        Under Rule 5605(b)(1) of the Nasdaq Marketplace Rules, independent directors must comprise a majority of a listed company's board of directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Nasdaq Marketplace Rule 5605(a)(2), a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        In August 2009, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. McCarthy, Goldstein and Haroian, and

Drs. Deshpande, Jacobs and Little, representing six of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Nasdaq Marketplace Rule 5605(a)(2). Our board of directors also determined that Messrs. Goldstein, Haroian and McCarthy, who comprise our audit committee, Messrs. Haroian and McCarthy and Dr. Deshpande, who comprise our compensation committee, and Mr. Goldstein and Drs. Deshpande and Jacobs, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering.

  Audit Committee

        The members of our audit committee are Messrs. Goldstein, Haroian and McCarthy. Mr. Haroian chairs the audit committee. Our board of directors has determined that each audit committee member satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. Mr. Haroian is an "audit committee financial expert," as defined by SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and resolution of accounting related complaints and concerns;

  •
  meeting independently with our independent registered public accounting firm and management;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the audit committee report required by SEC rules.

        All audit and non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

  Compensation Committee

        The members of our compensation committee are Messrs. Haroian and McCarthy and Dr. Deshpande. Mr. McCarthy chairs the compensation committee. The compensation committee's responsibilities include:

  •
  annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

  •
  determining our chief executive officer's compensation;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our cash and equity incentive plans;

  •
  reviewing and making recommendations to our board of directors with respect to director compensation;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules; and

  •
  preparing the compensation committee report required by SEC rules.

  Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are Drs. Deshpande and Jacobs and Mr. Goldstein. Mr. Goldstein chairs the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  identifying individuals qualified to become members of our board of directors;

  •
  recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

  •
  reviewing and making recommendations to our board of directors with respect to management succession planning;

  •
  developing and recommending corporate governance principles to our board of directors; and

  •
  overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

        During 2008, the members of our compensation committee were Messrs. Haroian and McCarthy and Dr. Deshpande. No member of our compensation committee is or has been a current or former officer or employee of ours or had any related person transaction involving us. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2008.

        We have issued shares of our convertible preferred stock to Dr. Deshpande and affiliates of North Bridge Venture Partners. Mr. McCarthy is a general partner of North Bridge Venture Partners. See the "Related Person Transactions" section of this prospectus for more information.

Director Compensation

        Since our formation, we have not paid cash compensation to any director for his service as a director. However, we have historically reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

        Our president and chief executive officer has not received any compensation in connection with his service as a director. The compensation that we pay to our president and chief executive officer is discussed in the "Executive Compensation" section of this prospectus.

        The following table sets forth information regarding compensation earned by our non-employee directors during 2008. Drs. Deshpande, Jacobs and Little and Mr. McCarthy have not to date received any options to purchase shares of our common stock in connection with their service on our board of directors.

Name	Option Awards ($)(1)	Total ($)
Gururaj Deshpande	—	—
Arthur L. Goldstein(2)	79,930	79,930
Gary E. Haroian(3)	21,103	21,103
Paul E. Jacobs	—	—
Jeffrey P. McCarthy	—	—
Mark M. Little(4)	—	—

(1)
Represents the dollar amount of share-based compensation expense recognized for financial statement reporting purposes pursuant to SFAS 123R during 2007, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 15 to our financial statements included elsewhere in this prospectus.

(2)
Mr. Goldstein held an option to purchase 100,000 shares of our common stock with an exercise price of $7.14 per share as of December 31, 2008.

(3)
Mr. Haroian held an option to purchase 100,000 shares of our common stock with an exercise price of $1.25 per share as of December 31, 2008.

(4)
Dr. Little became a director in April 2009.

        In August 2008, our compensation committee determined that it was advisable for us to implement new arrangements, effective upon completion of this offering, for the compensation of directors who are not employed by us or any of our subsidiaries. In structuring compensation arrangements for non-employee directors, the compensation committee concluded that, in order for us to attract and retain high-quality directors, it was essential that we offer compensation packages competitive with those of companies of similar size, in similar industries or markets and at the same stage of maturity as our company.

        The following summarizes the terms of the compensatory arrangements with non-employee directors, which will become effective upon the completion of the offering. Each non-employee director is entitled to the following:

Annual retainer fees for service on the board of directors (for participation in up to five meetings per year):
Lead director	$35,000
Other members of the board	25,000
Additional annual retainer fees for board of director committee service:
Chair of audit committee	$10,000
Other members of audit committee (for participating in up to six meetings per year)	5,000
Chair of compensation committee	9,000
Other members of compensation committee (for participating in up to four meetings per year)	5,000
Chair of nominating and corporate governance committee	7,500
Other members of nominating and corporate governance committee (for participating in up to four meetings per year)	2,500

        A director who participates in a board of director or committee meeting in addition to the number of meetings set forth above in a given year will receive an additional $1,000 per meeting attended in person and $500 per meeting attended by telephone.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The compensation committee of our board of directors oversees our executive compensation program. In this role, the compensation committee reviews and approves annually all compensation decisions relating to our named executive officers. In making its decisions, the compensation committee considers the performance of the individual executive officers, as well as company performance, and reviews compensation data to assess the competitive market for comparable executives.

  Objectives and Philosophy of our Executive Compensation Program

        The primary objectives of the compensation committee with respect to executive compensation are to:

  •
  encourage executives to achieve and exceed our strategic and financial performance targets;

  •
  focus on long-term performance by providing a significant portion of executives' compensation through programs linked to our long-term success;

  •
  attract executive talent and retain those executives who have demonstrated superior talent and performance and whose continued employment is crucial to our success and growth; and

  •
  align executives' incentives with the creation of stockholder value.

        Our compensation committee assesses the performance of A123 in part based on specific measures and targets established by the compensation committee and our board of directors. However, compensation decisions are not driven entirely by financial performance assessments. As a private company, our compensation committee has historically reviewed compensation data and/or surveys collected from other private, venture capital-backed companies with similar revenues, and from research of pay practices at similar companies informally conducted and supplied by committee members. The committee has also relied on its members' business judgment and collective experience in the technology industry.

        For executive officers other than our chief executive officer, the compensation committee has historically sought and considered input from our chief executive officer regarding such executive officers' responsibilities, performance and compensation. Specifically, our chief executive officer recommends base salary increases, bonus targets for the performance-based bonus, equity award levels and the short-term and long-term financial and non-financial performance goals that are used throughout our compensation plans, and advises the committee regarding the compensation program's ability to attract, retain and motivate executive talent. Our compensation committee has and exercises the ability to materially increase or decrease the compensation amounts recommended by our chief executive officer. Our chief financial officer is also involved in our executive compensation process. Our chief financial officer is responsible for providing input on the financial targets for our compensation plan and for presenting data regarding the impact of the executive compensation programs on our financials.

        Our compensation committee routinely meets in executive session, and our chief executive officer is not permitted to attend during committee discussions, or board of directors determinations, regarding his compensation.

        Our compensation committee expects, on an annual basis, to set base salaries and bonus targets for the following year, as well as to determine equity incentive awards for our executive officers. In setting annual salaries, bonuses and equity incentive awards, the compensation committee will review the individual contributions of each executive officer and the achievement of predetermined corporate performance goals.

        To achieve the objectives of executive compensation, the compensation committee evaluates our executive compensation program with the following goals:

  •
  compensation should reflect our performance as well as individual performance over the prior fiscal year and over a longer period. In the short term, compensation should reflect the extent to which goals are missed, met or exceeded, taking into consideration individual ability to influence results. In the long-term, the value delivered under equity-based programs will be driven largely by the performance of our stock price and total stockholder return;

  •
  compensation programs should be aligned with business strategies focused on long-term growth and creating value for stockholders; and

  •
  overall target compensation, which is compensation received when achieving expected results, should be in line with that of individuals holding comparable positions and producing similar results at other corporations of similar size and industry.

        In April 2008, our compensation committee retained DolmatConnell & Partners, Inc., or DolmatConnell, as its independent compensation consultant to advise it on all matters related to executive compensation and general compensation programs for 2008. DolmatConnell assisted the compensation committee by providing comparative market data on compensation practices and programs based on an analysis of comparable peer companies. DolmatConnell also provided guidance on industry best practices. DolmatConnell advised our compensation committee in determining 2008 base salaries for executives. With the assistance of DolmatConnell, the compensation committee selected a 2008 compensation peer group of companies consisting of eight publicly traded companies in similar industries: Acme Packet, Inc., EnerNOC, Inc., Airvana, Inc., Starent Networks, Corp., BladeLogic, Inc., First Solar, Inc., Netezza Corporation and Valence.

        In November 2008, our compensation committee retained Watson Wyatt Worldwide, Inc., or Watson Wyatt, as its independent compensation consultant, to advise it on all matters related to executive compensation and general compensation programs for 2009. We did not retain DolmatConnell in connection with our 2009 compensation programs. Watson Wyatt provided comparative market data on compensation practices based on an analysis of comparable peer companies. Watson Wyatt's analysis covered the following publicly-traded companies in similar industries: Biofuel Energy, C&D Technologies, Electro Energy, Ener1, Energy Conversion Dev, Energy Recovery, First Wind Holdings, GT Solar Intl, Noble Environmental Power, Ocean Power Technologies, Orion Energy Systems, Ultralife, Valence Technology and ZBB Energy. Our compensation committee considered this group of companies to be our 2009 compensation peer group.

  Components of our Executive Compensation Program

        The primary elements of our executive compensation program are:

  •
  base salary;

  •
  annual cash incentive bonuses;

  •
  stock option awards;

  •
  insurance, retirement and other employee benefits; and

  •
  change-of-control benefits.

        We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

        Base Salary.    Base salary represents the payment for a satisfactory level of individual performance as long as the employee remains employed with us. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. In establishing base salaries for our named executive officers for 2007, our compensation committee considered a number of factors, including our company's overall performance against its stated goals, including growth in sales and revenue growth, and each named executive's position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual's role, job performance and overall level of responsibility and the informal benchmarking data and information discussed above. For 2008, our compensation committee sought to set our base salaries at levels that are consistent with pay ranging between the minimum and median levels of our peer group firms. As a result, the compensation committee approved executive base salary increases from fiscal 2007 to 2008 which were deemed to be competitive and consistent with the performance of the executive team and the growth of our company.

        The following table sets forth information regarding the base salary for fiscal 2007, 2008 and 2009 for our named executive officers:

	Fiscal 2007 Base Salary	Fiscal 2008 Base Salary	Fiscal 2009 Base Salary
David P. Vieau	$240,000	$300,000	$300,000
Michael Rubino	$180,000	$210,000	$210,000
Robert J. Johnson	N/A	$210,000	$210,000
Evan C. Sanders	$175,000	$210,000	$210,000
Gilbert N. Riley, Jr.	$180,000	$210,000	$210,000

        For 2009, our compensation committee sought to continue to set our base salaries at levels that are consistent with pay ranging between the minimum and median levels of our peer group firms. Our compensation committee reviewed the data of our peer group provided by Watson Wyatt. Our compensation committee also reviewed data in the Radford Benchmark Survey, the Radford Executive Survey and the Radford Sales Survey, which are compilations of compensation data from public and private technology companies. These reports are available for purchase by companies such as A123 who confidentially submit data to them. Following these reviews, our compensation committee concluded that no adjustments to the 2008 base salaries were necessary.

        Adjustments to the base salary level may be made annually based on comparisons to survey data and evaluation of the executive's level of responsibility and experience as well as company-wide performance.

        None of our executives is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, on an annual basis, base salaries for our executives, together with other components of compensation, are evaluated for adjustment.

  Annual Cash Incentive Bonus

        We have an annual cash incentive bonus plan for our executives. The annual cash incentive bonuses are intended to compensate for the achievement of company strategic, operational, financial and individual goals. Amounts payable under the annual cash incentive bonus plan are calculated as a percentage of the applicable executive's base salary. No bonus is paid if the aggregate attainment falls below certain minimums.

        The 2007 targets for cash incentive bonuses were total revenue, profit, ending cash, revenue generated from new customers, financing objectives and product cost reductions. The range of values for 2007 were based upon the compensation committee's discretion, relying upon its members' business judgment and collective experience in the technology industry. Our compensation committee designed the 2007 targets to require significant effort and operational success on the part of the executives and the Company. In 2007, the maximum bonus a named executive officer could earn was 30% of such officer's base salary. The weighting of each 2007 financial performance target for each named executive officer was initially varied among each named executive officer depending upon such officer's position in the company. In February 2008, our compensation committee determined it was more appropriate to set each performance target at 16.67% for each named executive officer. Within each target category, other than the financing objectives target, our compensation committee applied a multiple of between 0 and 30%, depending on the performance level within each category. For example, if a performance target was met, the applicable multiple was 20%. If the target was not met, but was within a defined range of the target, the applicable multiple was 10%. If the minimum defined range was not achieved, the applicable multiple was 0%. If the target was exceeded by a certain amount, the applicable multiple was 30%. The compensation committee did not set a specific dollar amount for the financing objectives, but instead required the company to raise additional funding at a higher valuation than its prior preferred stock financing and in an amount sufficient to support on going operations. If we obtained this funding, the applicable multiple was 20%; otherwise, the multiple was 0%. In 2007, the performance levels for total revenue were as follows: for total revenue, the 10% level was $55 million, the 20% level was $59 million and the 30% level was $63 million. The 2007 performance levels for profit were as follows: the 10% level was ($8 million), the 20% level was ($6.3 million) and the 30% level was ($4.8 million). The 2007 performance levels for ending cash were as follows: the 10% level was $16 million, the 20% level was $20 million and the 30% level was $24 million. The 2007 performance levels for revenue generated from new customers were as follows: the 10% level was $11 million, the 20% level was $13 million and the 30% level was $16 million. For 2007, we did not achieve either the total revenue or profit objectives, and therefore our compensation committee applied the 0% multiple to these targets. We met our ending cash and product cost reduction targets, and we closed a series D financing at a higher valuation than our series C financing, and therefore a 20% multiple was applied to each 16.67% attributable to these categories, netting 3.34% for each category. Finally, we met the minimum range of acceptable limits for the new customer revenue target, and therefore a 10% multiple was applied to this category, netting 1.67% for this target category. Consequently, our performance in the six target categories yielded a bonus amount of 11.69% of base salary.

        Although actual performance relative to target bonus metrics yielded an approximate bonus to the executive team of 12% of each individual's base salary, our compensation committee determined to pay each individual 15% of his base salary due to the executives' exceptional overall performance for 2007 as a result of, among other things, completing two acquisitions, raising $70 million in equity financing, expanding our manufacturing facilities to meet capacity requirements for two new batteries and expanding the capabilities of our energy solutions group.

        The 2008 targets for cash incentive bonuses were a specific amount of total revenue, an adjusted EBITDA amount and individual objectives. The weighting of each performance target was as follows: 50% for revenue, 20% for adjusted EBITDA and 30% for individual goals. Mr. Vieau's individual objectives generally related to increasing market share in each of our target markets, establishing a plan for improving our gross profit and leading the company to the completion of an initial public offering. Mr. Rubino's individual objectives generally related to completing private financings and supporting our initial public offering as well as establishing the financial infrastructure for a public company. Mr. Sanders' individual goals generally related to helping to increase our revenue, enhancing existing customer relationships by building a global sales organization and implementing processes to manage a global sales organization. Dr. Riley's individual goals generally related to adding the human resource capabilities needed to support and deliver battery development projects. Our compensation committee designed the 2008 targets to require significant effort and operational success on the part of the executives and the company. In 2008, the maximum bonus a named executive officer could earn was 50% of such officer's base salary.

        Within each of the two company performance target categories, our compensation committee applied a multiple of 0%, 10%, 30% or 50%, depending on the performance level within each category. In 2008, the performance levels for total revenue were as follows: the 10% level was $61 million, the 30% level was

$72 million and the 50% level was $83 million. The 2008 performance levels for adjusted EBITDA were as follows: the 10% level was ($33 million), the 30% level was ($29 million) and the 50% level was ($23 million). With respect to individual goals, the compensation committee and/or our chief executive officer rated each officer's performance on a scale from one to five; however, the committee or our CEO has discretion to adjust the average up or down to consider opportunities and/or challenges which were not anticipated at the beginning of the year.

        For 2008, our actual revenue was $68.5 million, yielding a performance level of 10%. However, given this result was closer to the 30% target of $72 million, the compensation committee determined it was more appropriate to apply the 30% level to this category, which was then multiplied by 50%, the weighting for this category, yielding a 15% bonus amount for this category. We did not achieve the minimum adjusted EBITDA objective, and therefore our compensation committee applied the 0% multiple to this target. Finally, in the category of individual objectives, the compensation committee assigned a score of between 1 and 5 (where 1 equaled not started and 5 equaled completed) for each objective and then determined this average score for each individual. In some cases, the committee applied discretion to increase or decrease the average score. This score was then multiplied by the maximum score of 5 and further multiplied by 15%, which represented the maximum percentage an individual could earn in this category (the maximum 50% level multiplied by the 30% weighted amount). When the compensation committee added the results of each individual's bonus amounts to the revenue bonus amounts, the following aggregate bonuses were determined:

	Revenue Target		Adjusted EBITDA	Individual Targets		Additional Discretionary	Total
Name	Earned	Discretionary	Target	Earned	Discretionary	Bonus	Bonus %
David P. Vieau	5%	10%	0%	12.75%	—	10%	37.75%
Michael Rubino	5%	10%	0%	12.75%	—	10%	37.75%
Robert J. Johnson	5%	10%	0%	13.0%	0.5%	10%	38.50%
Gilbert N. Riley, Jr.	5%	10%	0%	9.75%	—	10%	34.75%
Evan C. Sanders	5%	10%	0%	10.8%	1.2%	10%	37.00%

        In addition to the bonuses awarded from the performance targets described above, our compensation committee determined to pay each individual an additional 10% of his base salary, as reflected in the column "Additional Discretionary Bonus". This additional amount given to each executive as a discretionary bonus was awarded because the executive team completed a major license agreement with The Gillette Company. This agreement provided for an initial up-front payment of $25.0 million which the company is accounting for as deferred revenue rather than recognized revenue. Therefore, the up-front payment is not otherwise accounted for in the performance targets, and the committee felt it appropriate to consider this amount when determining bonuses.

        The principal elements of the fiscal 2009 executive officer incentive bonus plan are as follows:

  •
  executive officers other than our chief executive officer have a target bonus of 60% of their annual base salary.

  •
  our chief executive officer has a target bonus of 100% of his annual base salary.

  •
  16.7% of executives' target bonus is based upon our attainment of a specified revenue target for fiscal 2009, because the compensation committee believes that a critical component of the bonus plan is to achieve the company's revenue target. Achieving the revenue target will allow the company to gain market share in several emerging markets, and achieving this target will require execution by the entire management team.

  •
  16.7% of executives' target bonus is based upon our attainment of a specified adjusted EBITDA target, as the compensation committee believes achieving the company's loss target is important to driving the company to meet its commitments under the financial targets approved by our board of directors. Achieving this target will require execution by the entire management team.

  •
  16.7% of executives' target bonus is based upon a specified capital expenditure target for 2009, as the compensation committee believes that while the company is seeking to grow rapidly, management must also focus on managing costs and staying within the capital budget established by our board of directors. Achieving this target will require execution by the entire management team.

  •
  50% of executives' target bonus is based upon individual objectives, because the committee believed it was important to allocate a significant portion of the bonus for individual contribution. Mr. Vieau's individual objectives generally relate to general oversight of the senior management team and succession planning. Mr. Rubino's individual objectives generally relate to completing private financings and supporting our initial public offering as well as establishing the financial infrastructure for a public company. Mr. Johnson's individual goals generally relate to improving the value of our battery packs and executing strategic relationships. Mr. Sanders' individual goals generally relate to helping to increase our revenue. Dr. Riley's individual goals generally relate to completion of specific development projects in a timely fashion and adding the human resource capabilities needed to support and deliver battery development projects. Our compensation committee designed the 2009 targets to require significant effort and operational success on the part of the executives and the company

        Within each of the two company performance categories, our compensation committee will apply a multiple ranging between 0% and 80%, with respect to our executives other than our chief executive officer, depending on the performance level within each category, with 80% representing overachievement within a performance category. Our compensation committee will apply a multiple ranging between 0% and 120% with respect to our chief executive officer, with 120% representing over-achievement within a performance category. With respect to individual targets, our compensation committee will assign a score of between 1 and 5 for each individual objective.

        The revenue, adjusted EBITDA, capital expenditures and individual targets used for purposes of the fiscal 2009 incentive bonus plan were established in May 2009. The contribution by each executive would be aligned with the company's short-term goals for their respective organizations, and, as with the targets for fiscal 2008, were set at levels that were designed to be challenging in that they require us to achieve strong revenue growth, but would be attainable if we had what we considered to be a successful year.

        Stock Options.    Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, the vesting feature of our equity grants contributes to executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. Prior to this offering, our executives were eligible to participate in our 2001 stock incentive plan, as amended, or the 2001 Plan. Following the closing of this offering, we will continue to grant our executives and other employees stock-based awards pursuant to the 2009 stock incentive plan, or the 2009 Plan. Under the 2009 Plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee. In determining the size of equity grants to our executives, our compensation committee has historically considered our corporate performance, the applicable executive's performance and potential for enhancing the creation of value for our stockholders, the amount of equity previously awarded to the executive and the vesting of such awards, the executive's position and, in the case of awards to executive officers other than our chief executive officer, the recommendation of our chief executive officer. In addition, going forward, our compensation committee will also consider recommendations developed by our compensation consulting firm, including information regarding comparative stock ownership and equity grants received by the executives in our compensation peer group.

        We typically make an initial equity award of stock options to new executives and annual equity grants as part of our overall compensation program. All grants of options to our executives are approved by the compensation committee.

        In April 2007, our board of directors granted a stock option to Mr. Sanders to purchase 150,000 shares of our common stock in connection with his commencement of employment. The number of shares subject to this award was recommended by our compensation committee, which considered the experience and expected contributions of Mr. Sanders. Our compensation committee also determined that this grant was consistent with equity grants made to other executive officers, as adjusted for the timing and perceived risk associated with this executive's hire. The exercise price of this option is $5.15 per share, which was the fair market value of our common stock on the date of grant.

        In 2007, our compensation committee undertook a review of the equity positions of our executive officers whose performance was notable and who were more than 50% vested in their existing equity grants. As a result, following the recommendation of our compensation committee, our board of directors approved new equity awards to reestablish or provide additional incentives to certain named executive officers. In determining the equity awards for each of these executives, our board of directors considered our overall performance as a company, the applicable executive's overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management. Specifically, our compensation committee determined that Mr. Vieau's performance was a significant factor in our company achieving over 20% revenue growth and increasing the company's valuation, and that Mr. Vieau had expanded the management team and had overseen two acquisitions. As a result, in September 2007, our board of directors granted Mr. Vieau a stock option for the purchase of 450,000 shares of our common stock. Our compensation committee further determined that Mr. Rubino was primarily responsible for completing significant equity financings in 2007 and for managing two acquisitions. As a result, in September 2007, our board of directors granted Mr. Rubino a stock option for the purchase of 60,000 shares of our common stock. Additionally, the committee concluded that Dr. Riley had successfully integrated the T/J and Hymotion development organizations following the acquisition of those entities, was primarily responsible for the reduction of product costs and contributed to the expansion of our manufacturing facilities. As a result, in September 2007, our board of directors granted Dr. Riley a stock option for the purchase of 225,000 shares of our common stock.

        In January 2008, our board of directors granted a stock option to Mr. Johnson to purchase 210,000 shares of our common stock in connection with his commencement of employment. The number of shares subject to this award was recommended by our compensation committee, which considered the experience and expected contributions of Mr. Johnson. Our compensation committee also determined that this grant was consistent with equity grants made to other executive officers, as adjusted for the timing and perceived risk associated with this executive's hire. The exercise price of this option is $6.84 per share, which was the fair market value of our common stock on the date of grant.

        In 2009, our compensation committee undertook a review of the equity positions of our executive officers who were significantly vested in their existing equity grants. As a result, following the recommendation of our compensation committee, our board of directors approved new equity awards to reestablish or provide additional incentives to certain named executive officers. In determining the equity awards for each of these executives, our board of directors considered our overall performance as a company, as well as the fact that none of our executive officers received a base salary increase for 2009. As a result, in June 2009, our compensation committee granted Mr. Vieau a stock option for the purchase of 150,000 shares of our common stock. Our compensation committee further granted each of Messrs. Rubino, Johnson, Sanders and Dr. Riley a stock option for the purchase of 75,000 shares of our common stock. The exercise price of these June options was $9.71 per share, which was the fair market value of our common stock on the date of grant.

        At the discretion of our compensation committee, we intend to review on an annual basis new equity awards for certain of our employees and executives. In determining these awards, the compensation committee intends to consider a number of factors, including our overall performance as a company, the applicable executive's overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management.

        Our equity awards have typically taken the form of stock options. The compensation committee reviews all components of the executive's compensation when determining annual equity awards to ensure that an executive's total compensation conforms to our overall philosophy and objectives.

        Typically, the stock options we grant to our executives vest at a rate of 25% at the end of the first year and in equal quarterly installments over the succeeding three years. Vesting and exercise rights cease shortly after termination of employment except in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights or the right to receive dividends or dividend equivalents.

        We do not have any equity ownership guidelines for our executives.

        We have historically granted stock options at exercise prices equal to the fair market value of shares of our common stock on the date of grant as determined by our board of directors. After the closing of this offering, the exercise price of all stock options will be equal to the closing price of shares of our common stock on the Nasdaq Global Market on the date of grant. We do not have a program, plan or practice of selecting grant dates for equity incentive awards to our executive officers in coordination with the release of material non-public information.

        Benefits and Other Compensation.    We maintain broad-based benefits that are provided to all employees, including our 401(k), flexible spending accounts, medical, dental and vision care plans, and our life and accidental death and dismemberment insurance policies, long-term and short-term disability plans. Executive officers are eligible to participate in each of these programs on the same terms as non-executive employees. Our 401(k) plan provides for an employer match; however we do not currently provide one. We do not provide any retirement benefits separate from the 401(k).

        In particular circumstances, we sometimes award cash signing bonuses when executives first join us. Whether a signing bonus is paid and the amount of the bonus is determined on a case-by-case basis under the specific hiring circumstances. For example, we will consider paying signing bonuses to compensate for amounts forfeited by an executive upon terminating prior employment, to assist with relocation expenses or to create additional incentive for an executive to join our company in a position where there is high market demand.

        We do not offer any perquisites to our executive officers.

        Severance and Change-of-Control Benefits.    We have an executive retention agreement with each of our named executive officers which provides a combination of "single trigger" and "double trigger" vesting in connection with a change of control of A123 and/or termination of employment. In other words, the change of control itself only triggers partial accelerated vesting; full acceleration of vesting of stock options occurs only if the employment of the executive is terminated after the change of control either by the executive officer for "good reason" or by us without "cause" (as those terms are defined in the applicable executive retention agreement). We believe a combination of "single trigger" and "double trigger" vesting along with severance payments maximizes stockholder value because it limits any unintended windfalls to executives in the event of a friendly change of control, while still providing executives appropriate incentives to cooperate in negotiating any change of control, including a change of control in which they believe they may lose their jobs. Under the agreement, if the employment of the named executive officer is terminated without cause by us or an acquiring entity, or with good reason by the executive, within 24 months after a change of control of A123, the executive will be entitled to payment of his base salary for

12 months and a proportionate amount of his bonus from the previous year based on the number of days he was employed in the year his employment is terminated and the continuation of his benefits for 12 months or, if earlier, until the executive receives similar benefits from another employer. The agreement also provides that if we terminate the employment of the executive without cause prior to a change of control, the executive will be entitled to payment of his base salary for six months and the continuation of his benefits for six months or, if earlier, until the executive receives similar benefits from another employer.

        See below in "Executive Compensation—Potential Payments upon Termination or Change in Control" for a more detailed description of the executive retention agreements with our named executive officers.

  Tax Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended, which will become applicable to us upon the closing of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

        The following table sets forth information regarding compensation earned by our chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers during 2007 and 2008. We refer to these executive officers as our "named executive officers" elsewhere in this prospectus:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Total ($)
David P. Vieau	2008	300,000	60,000	297,062	53,250	710,312
President, Chief Executive Officer, Director	2007	240,000	7,200	85,223	28,800	361,223
Michael Rubino	2008	210,000	42,000	56,936	37,275	346,211
Chief Financial Officer, Vice President of Finance and Administration	2007	180,000	5,400	28,629	21,600	235,629
Robert J. Johnson(4)	2008	199,479	43,050	212,768	37,800	493,097
Vice President and General Manager, Energy Group
Gilbert N. Riley, Jr.	2008	210,000	42,000	148,531	30,975	431,506
Chief Technology Officer, Vice President of Research and Development, Director	2007	180,000	5,400	42,611	21,600	249,611
Evan C. Sanders	2008	210,000	44,520	122,459	33,180	410,159
Vice President of Global Sales	2007	138,563	5,250	98,418	21,000	263,231

(1)
As described above in "Executive Compensation—Compensation Discussion and Analysis," our compensation committee determined to pay our executive officers higher bonuses under the annual cash incentive bonus plan for performance in 2007 and 2008 than would have been paid on the basis of actual performance relative to target bonus metrics. The discretionary increases in the bonuses are being reported in this column as discretionary bonuses.

(2)
The amounts in the "Option Awards" column reflect the dollar amount of awards recognized for financial statement reporting purposes for each respective year for each named executive officer, in accordance with SFAS 123R, assuming no forfeitures. The amounts include awards granted in and prior to 2008. Valuation of these options is based on the aggregate dollar amount of share based compensation recognized for financial statement reporting purposes computed in accordance with SFAS 123R over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions (which in our case were none). The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 15 to our financial statements included elsewhere in this prospectus.

(3)
As described above in "Executive Compensation—Compensation Discussion and Analysis," our compensation committee determined to pay our executive officers higher bonuses under the annual cash incentive bonus plan for performance in 2007 and 2008 than would have been paid on the basis of actual performance relative to target bonus metrics. The base bonuses earned on the basis of performance relative to target bonus metrics in such years have been reported in this column as non-equity incentive plan compensation. See "Executive Compensation—Compensation Discussion and Analysis" above and the "Grants of Plan-Based Awards table below for additional information related to these awards.

(4)
Mr. Johnson joined us in 2008. The salary reflected for Mr. Johnson represents actual salary earned from employment with us in 2008, which was based on an annual salary of $210,000.

Grants of Plan-Based Awards

        The following table sets forth information for 2008 regarding grants of compensation in the form of plan-based awards made during 2008 to our named executive officers.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)(2)
						Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
David P. Vieau	5/17/08	0	150,000	150,000	—	—	—
Michael Rubino	5/17/08	0	105,000	105,000	—	—	—
Robert J. Johnson	5/17/08	0	105,000	105,000	—	—	—
	1/25/08	—	—	—	210,000	6.84	905,499
Gilbert N. Riley, Jr.	5/17/08	0	105,000	105,000	—	—	—
Evan C. Sanders	5/17/08	0	105,000	105,000	—	—	—

(1)
Represents threshold, target and maximum payout levels under the annual cash incentive bonus plan for 2008 performance. The actual payout with respect to each named executive officer is shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation." Additional information regarding the design of the annual cash incentive bonus plan, including a description of the performance-based conditions applicable to 2008 awards, is described above in "Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program—Annual Cash Incentive Bonus."

(2)
Grants vest as to 25% of the original number of shares on the first anniversary of the vesting commencement date as to an additional 6.25% of the original number of shares at the end of each three-month period following the first anniversary of the vesting commencement date until the fourth anniversary of the vesting commencement date, subject to acceleration upon a change in control of our company, and termination of employment following a change in control, as further described above in the "Executive Compensation—Potential Payments upon Termination or Change in Control."

(3)
For a discussion of our methodology for determining the fair value of our common stock, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates" section of this prospectus.

(4)
Represents the grant date fair value of the award determined in accordance with SFAS 123R, assuming no forfeitures. Valuation of these options is based on the aggregate dollar amount of share based compensation recognized for financial statement reporting purposes computed in accordance with SFAS 123R over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions (which, with respect to the named executive officers, were none). The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 15 to our financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information regarding outstanding equity awards held as of December 31, 2008 by our named executive officers.

Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David P. Vieau	8/25/2005	201,119	28,731	0.21	8/25/2015
	1/1/2008	0	450,000	5.49	9/17/2017
Michael Rubino	8/26/2004	175,000	0	0.21	8/26/2014
	12/21/2006	25,313	19,687	2.30	12/21/2016
	1/1/2008	0	60,000	5.49	9/17/2017
Robert J. Johnson	1/25/2008	0	210,000	6.84	1/25/2018
Gilbert N. Riley Jr.	8/25/2005	201,119	28,731	0.21	8/25/2015
	1/1/2008	0	225,000	5.49	9/17/2017
Evan C. Sanders	3/12/2007	65,625	84,375	5.15	4/5/2017

(1)
All options held by our named executive officers vest as to 25% of the original number of shares on the first anniversary of the vesting commencement date, which is a date fixed by our board of directors when granting options, and as to an additional 6.25% of the original number of shares at the end of each three-month period following the first anniversary of the vesting commencement date until the fourth anniversary of the vesting commencement date, subject to acceleration upon a change in control of our company and termination of employment following a change in control, as further described in the "Executive Compensation—Potential Payments upon Termination or Change in Control" section of this prospectus.

Potential Payments upon Termination or Change in Control

        In August 2009, we entered into a retention agreement with each of our named executive officers. Each agreement expires on December 31, 2012 and thereafter will automatically extend for additional one-year periods unless we give the executive written notice of the termination of the agreement at least 90 days prior to the end of the term or any extension of the term. The agreement provides for acceleration of vesting of 50% of the then unvested number of the executive's stock awards in the event of a change of control of A123. In addition, if the employment of any named executive officer is terminated without cause by us or an acquiring entity, or with good reason by the executive, within 24 months after a change of control of A123, the executive's remaining unvested stock awards will fully vest and the executive will be entitled to payment of his base salary for 12 months and a proportionate amount of his bonus from the previous year based on the number of days he was employed in the year his employment is terminated and the continuation of his benefits for 12 months or, if earlier, until the executive receives similar benefits from another employer.

        For these purposes, "change of control" means the consummation of the following: (a) the sale, transfer or other disposition of substantially all of our assets to a third party, (b) a merger or consolidation of our company with a third party, or (c) a transfer of more than 50% of the outstanding voting equity of our company to a third party (other than in a financing transaction involving the additional issuance of our securities); "cause" means a good faith finding by our board of directors (a) of the failure of the executive to perform his reasonably assigned material duties, (b) that the executive has engaged in gross negligence or willful misconduct, which gross negligence or willful misconduct has or is expected to have a material detrimental effect on us, (c) of a breach by the executive of any invention and non-disclosure agreement, non-competition and non-solicitation agreement or similar agreement with us, which breach is not cured after reasonable notice thereof, (d) that the executive has engaged in fraud, embezzlement or other material dishonesty or (e) that the executive has engaged in any conduct which would constitute grounds for termination for violation of our policies in effect at that time; and "good reason" means without the executive's written consent, (a) the assignment to the executive of duties that involve less authority and responsibility for the executive and are materially inconsistent with the executive's position, authority or responsibilities in effect prior to the change in control of A123, (b) the relocation of the executive's primary place of business to a location that results in an increase in the executive's daily one way commute of at least 30 miles, (c) the reduction of the executive's annual base salary, other than in connection with, and substantially proportionate to, reductions by A123 of the annual base salary of more than 75% of our employees, or (d) the failure by us to obtain the agreement from any entity that acquires us to assume and agree to perform our obligations included in the executive retention agreement.

        The agreements also provide that if we terminate the employment of the executive without cause prior to a change of control of A123, the executive will be entitled to payment of his base salary for six months and the continuation of his benefits for six months or, if earlier, until the executive receives similar benefits from another employer.

        The table below sets forth the benefits potentially payable to each named executive officer in the event of (a) a change of control of our company and (b) the termination of the named executive officer's employment without cause after the change of control.

	Value of Additional Vested Option Awards
Name	Upon Change of Control ($)(1)	Upon Employment Termination After Change of Control ($)(2)	Total ($)(3)
David P. Vieau	832,245	832,245	1,664,490
Michael Rubino	157,306	157,306	314,612
Robert J. Johnson	190,050	190,050	380,100
Gilbert N. Riley, Jr.	476,745	476,745	953,490
Evan C. Sanders	147,656	147,656	295,312

(1)
This amount is equal to (a) the number of option shares that would vest as a direct result of the change of control, assuming a December 31, 2008 change of control, multiplied by (b) the excess of $8.65, which represents our board of directors' determination of the fair market value of our common stock as of December 31, 2008, over the exercise price of the option.

(2)
This amount is equal to (a) the number of additional option shares (beyond those vesting solely as a result of a change of control) that would vest as a direct result of employment termination without cause following a change of control, assuming a December 31, 2008 change of control and employment termination, multiplied by (b) the excess of $8.65, which represents our board of directors' determination of the fair market value of our common stock as of December 31, 2008, over the exercise price of the option.

(3)
This amount is equal to (a) the total number of option shares that would vest as a direct result of the change of control and employment termination without cause, assuming a December 31, 2008 change of control and employment termination, multiplied by (b) the excess of $8.65, which represents our board of directors' determination of the fair market value of our common stock as of December 31, 2008, over the exercise price of the option.

Agreements with Executives

        We do not have formal employment agreements with any of our named executive officers. The initial compensation of each named executive officer was set forth in an offer letter that we executed with him at the time his employment with us commenced. Each offer letter provides that the named executive officer's employment is at will. In addition, we have an executive retention agreement with each of our named executive officers.

        As a condition to their employment, our named executive officers entered into non-competition, non-solicitation agreements and proprietary information and inventions assignment agreements. Under these agreements, each named executive officer has agreed (i) not to compete with us or to solicit our employees during his employment and for a period of twelve months after the termination of his employment and (ii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment.

        See above in "Executive Compensation—Potential Payments upon Termination or Change in Control" for a description of the executive retention agreements with our named executive officers.

Stock Option and Other Compensation Plans

  2001 Stock Incentive Plan

        Our 2001 Plan was adopted by our board of directors and approved by our stockholders in December 2001. A maximum of 13,700,000 shares of common stock are authorized for issuance under the 2001 Plan.

        The 2001 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any subsidiaries, are eligible to receive awards under the 2001 Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2001 Plan, our board of directors administers the 2001 Plan and our board of directors has delegated authority to our compensation committee to select the recipients of awards and to determine:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

        Pursuant to the terms of the 2001 Plan, in the event of a reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all awards by the acquitting or succeeding entity, (c) the termination of all awards that remain outstanding at the time of the merger or other reorganization event, or (d) the payment of cash for the surrender of the awards.

        As of August 31, 2009, there were options to purchase an aggregate of 10,493,698 shares of common stock outstanding under the 2001 Plan at a weighted average exercise price of $5.54 per share, and an aggregate of 1,027,397 shares of common stock issued upon the exercise of options granted under the 2001 Plan, and 1,885,206 shares of common stock originally issued as restricted stock awards under the 2001 Plan. As of August 31, 2009, there were 285,324 shares of common stock reserved for future issuance under the 2001 Plan. After the effective date of the 2009 Plan described below, we will grant no further stock options or other awards under the 2001 Plan; however, any shares of common stock reserved for issuance under the 2001 Plan that remain available for issuance and any shares of common stock subject to awards under the 2001 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2009 Plan up to a specified number of shares.

  2009 Stock Incentive Plan

        Our 2009 Plan, which will become effective upon the closing of this offering, was adopted by our board of directors on August 17, 2009 and approved by our stockholders on September 8, 2009. The 2009 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of our common stock that will be reserved for issuance under the 2009 Plan will be the sum of 3,000,000 shares plus the number of shares of our common stock then available for issuance under the 2001 Plan, and the number of shares of our common stock subject to awards granted under the 2001 Plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, up to a maximum of 500,000 shares.

        In addition, our 2009 stock incentive plan contains an "evergreen" provision that allows for an annual increase in the number of shares available for issuance under our 2009 stock incentive plan on the first day of each fiscal year beginning in fiscal year 2010 and ending on the second day of fiscal year 2012. The annual increase in the number of shares shall be equal to the lowest of:

  •
  5,000,000 shares

  •
  5% of the aggregate number of shares of common stock outstanding on the first day of the fiscal year; and

  •
  an amount determined by our board of directors.

        Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2009 Plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to which awards may be granted to any participant under the plan is 1,000,000 per calendar year.

        In accordance with the terms of the 2009 Plan, our board of directors has authorized our compensation committee to administer the 2009 Plan. Pursuant to the terms of the 2009 Plan, our compensation committee will select the recipients of awards and determine:

  •
  the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

  •
  the exercise price of options;

  •
  the duration of the options; and

  •
  the number of shares of our common stock subject to any restricted stock or other stock based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

        If our board of directors delegates authority to an executive officer to grant awards under the 2009 Plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

        Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2009 Plan, as to some or all outstanding awards (except restricted stock awards):

  •
  provide that all outstanding awards shall be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

  •
  provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

        Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

        No award may be granted under the 2009 Plan on or after August 17, 2019. Our board of directors may amend, suspend or terminate the 2009 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

  401(k) Plan

        We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute his or her pre-tax compensation (up to a statutory limit, which is $15,500 in 2008). For employees 50 years of age or older, an additional catch-up contribution of $5,000 is allowable. In 2009, the statutory limit for those who qualify for catch-up contributions is $21,500. Under the plan, each employee is fully vested in his or her deferred salary contributions. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

Limitation of Liability and Indemnification

        Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

RELATED PERSON TRANSACTIONS

        Since January 1, 2006, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediately family members of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Stock Issuances

        In January and February 2006, we issued an aggregate of 8,899,395 shares of series C convertible preferred stock at a price of $3.371016 per share for aggregate cash proceeds of $30.0 million. Upon the closing of this offering, these shares will automatically convert into 8,899,395 shares of common stock. The table below sets forth the number of shares of our series C convertible preferred stock sold to our directors and 5% stockholders and their affiliates in connection with our series C convertible preferred stock financing:

Name	Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price
Gururaj Deshpande	1,409,669	$4,752,017
Affiliates of North Bridge Venture Partners(1)	1,577,988	5,319,423
Affiliates of General Electric(3)	800,945	2,699,998
QUALCOMM Incorporated(2)	1,012,543	3,413,299
Motorola, Inc.	983,667	3,315,957

Total	5,784,812	$19,500,694

    (1)
    Jeffrey P. McCarthy, a member of our board of directors, is a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P., the general partner of North Bridge Venture Partners IV-A, L.P and North Bridge Venture Partners IV-B, L.P. Arthur L. Goldstein, a member of our board of directors, is the father of James A. Goldstein, a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P. and North Bridge Venture Partners IV-B, L.P., the general partner of North Bridge Venture Partners IV-A, L.P.

    (2)
    Paul E. Jacobs, a member of our board of directors, is the Chairman and Chief Executive Officer of Qualcomm.

    (3)
    Mark M. Little, a member of our board of directors, is the Senior Vice President and Director of GE Global Research, a division of General Electric.

        In January, February and August 2007, we issued an aggregate of 10,669,708 shares of series D convertible preferred stock at a price of $6.56 per share for aggregate cash proceeds of $70.0 million. Upon the closing of this offering, these shares will automatically convert into 10,669,708 shares of common stock. The table below sets forth the number of shares of our series D convertible preferred stock sold to our directors and 5% stockholders and their affiliates in connection with our series D convertible preferred stock financing:

Name	Shares of Series D Convertible Preferred Stock	Aggregate Purchase Price
Gururaj Deshpande	1,130,186	$7,414,732
Affiliates of General Electric(3)	2,382,925	15,633,489
Motorola, Inc.	788,643	5,173,995
Affiliates of North Bridge Venture Partners(1)	1,265,133	8,300,070
QUALCOMM Incorporated(2)	850,283	5,578,392

Total	6,417,170	$42,100,678

    (1)
    Jeffrey P. McCarthy, a member of our board of directors, is a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P., the general partner of North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. Arthur L. Goldstein, a member of our board of directors, is the father of James A. Goldstein, a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P. and North Bridge Venture Partners IV-B, L.P., the general partner of North Bridge Venture Partners IV-A, L.P.

    (2)
    Paul E. Jacobs, a member of our board of directors, is the Chairman and Chief Executive Officer of Qualcomm.

    (3)
    Mark M. Little, a member of our board of directors, is the Senior Vice President and Director of GE Global Research, a division of General Electric.

        In January and February 2008, we issued an aggregate of 2,285,317 shares of common stock at a price of $7.22 per share for aggregate cash proceeds of $16.5 million. GPSF Securities Inc., an affiliate of General Electric, purchased 900,277 shares of common stock for an aggregate purchase price of $6.5 million in the common stock financing.

        In May and June 2008, we issued an aggregate of 6,152,553 shares of series E convertible preferred stock at a price of $16.59 per share for aggregate cash proceeds of approximately $102.1 million. Assuming an initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, upon the closing of this offering, these shares of series E convertible preferred stock will automatically convert into 9,079,361 shares of common stock. The table below sets forth the number of shares of our series E convertible preferred stock sold to our directors and 5% stockholders and their affiliates in connection with our series E convertible preferred stock financing:

Name	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price
Affiliates of General Electric(1)	1,808,068	$30,000,007

Total	1,808,068	$30,000,007

    (1)
    Mark M. Little, a member of our board of directors, is the Senior Vice President and Director of GE Global Research, a division of General Electric.

        In April and May 2009, we issued an aggregate of 10,862,226 shares of series F convertible preferred stock at a price of $9.20 per share for aggregate cash proceeds of $99.9 million. Assuming an initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, upon the closing of this offering, these shares of series F convertible preferred stock will automatically convert into 15,028,393 shares of common stock. The table below sets forth the number of shares of our series F convertible preferred stock sold to our directors and 5% stockholders and their affiliates in connection with our series F convertible preferred stock financing:

Name	Shares of Series F Convertible Preferred Stock	Aggregate Purchase Price
Gururaj Deshpande	271,866	$2,500,009
Affiliates of General Electric(3)	1,631,191	15,000,008
Affiliates of North Bridge Venture Partners(1)	1,087,461	10,000,009
QUALCOMM Incorporated(2)	326,239	3,000,009

Total	3,316,757	$30,500,035

(1)
Jeffrey P. McCarthy, a member of our board of directors, is a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P., the general partner of North Bridge Venture Partners IV-A, L.P. and North Shore Venture Partners IV-B, L.P. Arthur L. Goldstein, a member of our board of directors, is the father of James A. Goldstein, a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P. and North Bridge Venture Partners IV-B, L.P., the general partner of North Bridge Venture Partners IV-A, L.P.

(2)
Paul E. Jacobs, a member of our board of directors, is the Chairman and Chief Executive Officer of Qualcomm.

(3)
Mark M. Little, a member of our board of directors, is the Senior Vice President and Director of GE Global Research, a division of General Electric.

General Electric Company

        In February 2008, we entered into a services agreement with General Electric and EFS-O, Inc., or EFS, a General Electric company, pursuant to which EFS is providing us with professional services to assist in the design and development of various battery packs for the transportation sector. As of June 30, 2009, we have paid $4.8 million to EFS under the services agreement. We are obligated to make additional payments to EFS in the aggregate amount of $0.4 million upon, and subject to, the achievement of certain milestones set forth the services agreement. Mark M. Little, a member of our board of directors, is the Senior Vice President and Director of GE Global Research, a division of General Electric.

Agreements with Our Stockholders

        We have entered into a seventh amended and restated investor rights agreement with holders of convertible redeemable preferred stock and warrants and certain holders of common stock. The seventh amended and restated investor rights agreement contains a right of first refusal provision that provides that we shall not make certain issuances of our securities unless we first offer such securities to certain holders of convertible preferred stock in accordance with the terms of the seventh amended and restated investor rights agreement. The right of first refusal provision of the investor rights agreement does not apply to and will terminate upon the closing of this offering. The seventh amended and restated investor rights agreement also provides (i) that holders of convertible preferred stock have the right to demand that we file a registration statement, subject to certain limitations and (ii) that holders of convertible preferred stock and warrants and certain holders of common stock have the right to request that their shares be covered by a registration statement that we are otherwise filing. See the "Shares Eligible for Future Resale—Registration Rights" section of this prospectus for a further discussion of these registration rights.

        We have also entered into a sixth amended and restated right of first refusal and co-sale agreement with holders of convertible preferred stock and certain other stockholders. This agreement provides the holders of convertible preferred stock a right of purchase and of co-sale in respect of sales of securities by certain holders of common stock. These rights of purchase and co-sale will terminate upon the closing of this offering.

        We have also entered into a sixth amended and restated voting agreement that provides for agreements with respect to the election of our board of directors and its composition. The fifth amended and restated voting agreement will terminate upon the closing of this offering.

Indemnification Arrangements

        Please see "Executive Compensation—Limitation of Liability and Indemnification" for information on our indemnification arrangements with our directors and executive officers.

Executive Compensation and Employment Arrangements

        Please see "Executive Compensation," including "Executive Compensation—Agreements with Executives" for information on compensation arrangements with our executive officers, including option grants and agreements with executive officers.

Related Person Transaction Policy

        We have adopted a written policy providing that all "related person transactions" must be:

  •
  reported to our chief financial officer;

  •
  approved or ratified by our audit committee, which our audit committee will do only if it determines that the transaction is in, or not inconsistent with, the best interests of A123 Systems; and

  •
  if applicable, reviewed by our audit committee annually to ensure that such transaction, arrangement or relationship has been conducted in accordance with the previous approval, and that all required disclosures regarding such transaction arrangement or relationship have been made.

        Our policy provides that a "related person transaction" is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, involving an amount exceeding $120,000 in which we are a participant and in which any of our executive officers, directors or 5% stockholders, or any immediate family member of any of our executive officers, directors or 5% stockholders, has or will have a direct or indirect material interest.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of August 31, 2009 by:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In addition, these rules provide than an individual or entity beneficially owns any shares issuable upon the exercise of stock options or warrants held by such person or entity that were exercisable on August 31, 2009 or within 60 days after August 31, 2009; and any reference in the footnotes to this table to stock options or warrants refers only to such options or warrants. In computing the percentage ownership of each individual and entity, the number of outstanding shares of common stock includes, in addition to the 70,680,520 shares outstanding as of August 31, 2009, any shares subject to options or warrants held by that individual or entity that were exercisable on or within 60 days after August 31, 2009. These shares are not considered outstanding, however, for the purpose of computing the percentage ownership of any other stockholder. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o A123 Systems, Inc., Arsenal on the Charles, 321 Arsenal Street, 3rd Floor, Watertown, MA 02472.

	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering
				Shares Being Offered
Name and Address of Beneficial Owner	Number		Percentage		Number	Percentage
5% Stockholders
Entities affiliated with North Bridge Venture Partners	8,859,619	(1)	12.5%	—	9,276,711	9.2%
950 Winter Street, Suite 4600 Waltham, MA 02451
Gururaj Deshpande	7,017,629	(2)	9.9%	—	7,121,902	7.1%
Entities affiliated with General Electric Company	8,280,622	(3)	11.7%	—	9,076,519	9.0%
210 Merritt 7 Norwalk, CT 06856
QUALCOMM Incorporated	5,351,864	(4)	7.6%	—	5,476,992	5.5%
5775 Morehouse Drive San Diego, CA 92121
Motorola, Inc.	4,844,914	(5)	6.9%	—	4,844,914	4.8%
1303 E. Algonquin Road Schaumburg, IL 60196

	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering
				Shares Being Offered
Name and Address of Beneficial Owner	Number		Percentage		Number	Percentage
Directors and Named Executive Officers
David P. Vieau	1,611,725	(6)	2.3%	186,485	1,425,240	1.4%
Michael Rubino	237,813	(7)	*	—	237,813	*
Robert Johnson	91,875	(8)	*	—	91,875	*
Gilbert N. Riley, Jr.	1,688,145	(9)	2.4%	181,471	1,506,674	1.5%
Evan C. Sanders	93,750	(10)	*	—	93,750	*
Gururaj Deshpande	7,017,629	(2)	9.9%	—	7,121,902	7.1%
Arthur L. Goldstein	37,500	(11)	*	—	37,500	*
Gary E. Haroian	81,250	(12)	*	—	81,250	*
Paul E. Jacobs	5,351,864	(13)	7.6%	—	5,476,992	5.5%
Jeffrey P. McCarthy	8,859,619	(14)	12.5%	—	9,276,711	9.2%
Mark M. Little	0		*	—	0	*
All of our directors and officers as a group (15 persons)	26,245,420	(15)	36.2%	476,194	26,415,719	25.8%
Other Selling Stockholders
Yet-Ming Chiang	1,978,381	(16)	2.8%	204,307	1,774,074	1.8%
Ric Fulop	986,750	(17)	1.4%	108,238	878,512	*

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)
Consists of (a) 2,470,806 shares of common stock held by North Bridge Venture Partners IV-A, L.P. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (b) 1,172,886 shares of common stock held by North Bridge Venture Partners IV-B, L.P. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (c) 3,499,868 shares of common stock held by North Bridge Venture Partners V-A, L.P. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering and (d) 1,716,059 shares of common stock held by North Bridge Venture Partners V-B, L.P. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering. North Bridge Venture Management IV, L.P. is the sole General Partner of North Bridge Venture Partners IV-A, L.P and North Bridge Venture Partners IV-B, L.P. North Bridge Venture Management V, L.P. is the sole General Partner of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. NBVM GP, LLC, as the sole General Partner of North Bridge Venture Management IV, L.P., has ultimate voting and investment power of the shares held of record by North Bridge Venture Partners IV-A, L.P and North Bridge Venture Partners IV-B, L.P., and as the sole General Partner of North Bridge Venture Management V, L.P., has ultimate voting and investment power of the shares held of record by North Bridge Venture Partners V-A, L.P and North Bridge Venture Partners V-B, L.P. Jeffrey McCarthy, a member of our board of directors, is a managing member of NBVM GP, LLC. Voting and investment power over such shares are vested in the founding managers of NBVM GP, LLC, Edward T. Anderson and Richard A. D'Amore. Mr. McCarthy disclaims beneficial ownership over such shares.

(2)
Consists of (a) 326,000 shares of common stock held by Deshpande Irrevocable Trust for the benefit of Dr. Deshpande's children, (b) 138,607 shares of common stock held by Dr. Deshpande issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (c) 2,546,701 shares of Common Stock held by Unicorn Trust IV issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (d) 1,727,991 shares of common stock held by Unicorn Trust VI issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (e) 987,095 shares of common stock held by Unicorn Trust VIII issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering and (f) 1,291,235 shares of common stock held by Unicorn Trust X issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering. The special trustee of the Deshpande Irrevocable Trust is Laurie J. Hall, and she exercises sole voting and investment power over the shares held of record. Dr. Deshpande, member of our board of directors, exercises voting and investment power over the shares held of record by him. Dr. Deshpande is trustee of Unicorn Trust IV, Unicorn Trust VI, Unicorn Trust VIII and Unicorn Trust X. He exercises voting and investment power over the shares held of record by Unicorn Trust IV, Unicorn Trust VI, Unicorn Trust VIII and Unicorn Trust X and disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(3)
Consists of (a) 900,277 shares of common stock held by GPSF Securities, Inc., (b) 800,945 shares of common stock held by GE Capital CFE, Inc. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (c) 6,512,034 shares of common stock held by GE Capital Equity Investments, Inc. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering and (d) 67,366 shares of common stock held by Heller Financial Leasing, Inc. issuable upon exercise of a warrant. Each entity exercises voting and investment power over the shares held by it. General Electric Company, a publicly-traded corporation, is the parent company of GPSF Securities, Inc., GE Capital CFE, Inc., GE Capital Equity Investments, Inc. and Heller Financial Leasing, Inc.

(4)
Consists of 5,351,864 shares of common stock issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering. QUALCOMM is a publicly-traded corporation.

(5)
Consists of 4,844,914 shares of common stock issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering. Motorola, Inc. is a publicly-traded corporation.

(6)
Consists of (a) 1,185,000 shares of common stock held directly by Mr. Vieau and (b) 398,600 shares of common stock issuable upon exercise of stock options. Mr. Vieau is a member of our board of directors and our President and Chief Executive Officer.

(7)
Consists of 231,250 shares of common stock issuable upon exercise of stock options.

(8)
Consists of shares of stock issuable upon the exercise of stock options.

(9)
Consists of (a) 556,152 shares of common stock held directly by Dr. Riley, (b) 803,705 shares of common stock held by Dr. Riley's wife and (c) 314,225 shares of common stock issuable upon exercise of stock options. Dr. Riley, a member of our board of directors, is our Vice President of Research & Development and our Chief Technology Officer.

(10)
Consists of 93,750 shares of common stock issuable upon exercise of stock options.

(11)
Consists of 37,500 shares of common stock issuable upon exercise of stock options.

(12)
Consists of 75,000 shares of common stock issuable upon exercise of stock options.

(13)
Consists of 5,351,864 shares held by Qualcomm, of which Dr. Jacobs is the Chairman and chief executive officer. Dr. Jacobs may be deemed to have voting and investment power, but disclaims beneficial ownership over such shares.

(14)
Consists of shares held by entities affiliated with North Bridge Venture Partners, the ultimate general partner of which is NBVM GP, LLC. Mr. McCarthy, a member of our board of directors, is a manager of NBVM GP, LLC. Voting and investment power over such shares are vested in the founding managers of NBVM GP, LLC, Edward T. Anderson and Richard A. D'Amore. Mr. McCarthy disclaims beneficial ownership over such shares.

(15)
Consists of an aggregate of (a) 24,400,969 shares of common stock and (b) 1,791,950 shares of common stock issuable upon exercise of stock options.

(16)
Consists of (a) 1,000,000 shares of common stock held by Yet-Ming Chiang Grantor Retained Annuity Trust—2008, (b) 813,143 shares of common stock held by Yet-Ming Chiang and (c) 158,050 shares of common stock issuable upon exercise of stock options. Mr. Chiang is one of our founders.

(17)
Consists of (a) 627,000 shares of common stock held directly by Mr. Fulop and (b) 359,750 shares of common stock issuable upon exercise of stock options. Mr. Fulop is our Vice President of Business Development and Marketing.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

        As of August 31, 2009, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, there were 70,680,520 shares of our common stock outstanding and held of record by 171 stockholders.

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate the uncertainty and delay associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Delaware Anti-takeover Law and Certain Charter and By-Law Provisions

  Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless either (1) the interested stockholder attained such status with the approval of our board of directors, or (2) the business combination is approved by our board of directors and stockholders in a prescribed manner or (3) the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder," the sale of more than 10% of our assets, and other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. This provision may discourage or prevent unsolicited tender offers for our outstanding common stock.

  Staggered Board

        In accordance with the terms of our restated certificate of incorporation and second amended and restated by-laws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our restated certificate of incorporation and our second amended and restated by-laws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board could have the effect of delaying or discouraging an acquisition of A123 Systems or a change in our management.

  Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our restated certificate of incorporation and our second amended and restated by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our restated certificate of incorporation and our second amended and restated by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer, president or our board of directors. In addition, our second amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of our outstanding voting stock. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly-called stockholders meeting and not by written consent.

  Super-Majority Voting

        The affirmative vote of the holders of at least 75% of our voting stock is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our restated certificate of incorporation or second amended and restated by-laws described in the prior two paragraphs.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

NASDAQ Global Market

        We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "AONE."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect trading price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse could also adversely affect the trading price of our common stock.

Sales of Restricted Securities

        Upon the closing of this offering, we will have outstanding 100,426,049 shares of common stock, based on the number of shares outstanding at August 31, 2009, assuming an initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, and giving effect to the issuance of 25,000,000 shares of common stock in this offering.

        Of the shares to be outstanding after the closing of this offering, the 25,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, generally may be sold in the public market only in compliance with Rule 144. The remaining 75,426,049 shares of common stock are "restricted" shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Lock-up Agreements

        Our officers, directors and other stockholders, including the selling stockholders, representing 72,766,729 shares of our capital stock, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions. See "Underwriters" for a description of these lock-up agreements. In addition, there will also be 1,560,521 shares of common stock subject to a 180-day contractual lock-up with us. We may not release these shares from these restrictions without the prior written consent of either Morgan Stanley or Goldman, Sachs & Co.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        Approximately 418,298 shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the closing of this offering.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 1,004,260 shares immediately after this offering, assuming an initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus; and

  •
  the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, subject to the lock-up agreements discussed above, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in compliance with the manner of sale provisions of Rule 144, but without compliance with the other restrictions, including the availability of public information about us, holding period and volume limitations, in Rule 144.

Stock Options

        As of August 31, 2009, we had outstanding options to purchase 10,493,698 shares of common stock, of which options to purchase 5,079,759 shares of common stock were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options as well as all shares of our common stock that may be covered by additional options and other awards granted under our 2009 Plan. Please see "Management—Executive Compensation—Stock Option and Other Compensation Plans" for additional information regarding this plan. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Warrants

        As of August 31, 2009, we had outstanding warrants to purchase 171,696 shares of our preferred and common stock. All of the shares of common stock issuable upon exercise of the warrants are subject to the lock-up agreements described above and will be eligible for sale following the 180-day lock-up period.

Registration Rights

        Following this offering and the sale by the selling stockholders of the shares offered by them hereby, assuming an initial public offering price of $8.75 per share, which is the midpoint of the range listed on the cover page of this prospectus, the holders of 66,700,391 "restricted" shares of common stock and warrants to purchase 126,696 "restricted" shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. The holders of an additional 3,318,071 "restricted" shares of common stock will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock (or shares of common stock issuable upon exercise of warrants) would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Lazard Capital Markets LLC and Pacific Crest Securities are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Lazard Capital Markets LLC
Pacific Crest Securities
Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,852,075 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:	$	$	$
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

        In addition, we estimate that the expenses of this offering payable by us, other than the underwriting discounts and commissions, will be approximately $6.2 million.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We have applied to have our common stock listed on the NASDAQ Global Market under the trading symbol "AONE".

        We, all of our directors and officers, and the holders of substantially all of our outstanding stock and warrants, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities, directly or indirectly, convertible into or exercisable or exchangeable for shares of common stock;

  •
  in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph shall not apply to:

  •
  the sale of shares to the underwriters pursuant to the underwriting agreement;

  •
  the issuance by us of shares of common stock upon exercise of an option or warrant, or the conversion of a security outstanding on the closing of this offering of which the underwriters have been advised in writing;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of shares;

  •
  transfers by any person other than us of shares of common stock or other securities as a bona fide gift or in connection with bona fide estate planning; or

  •
  distributions by any person other than by us of shares of common stock or other securities to limited partners, members, stockholders or affiliates of such person.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or announce material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. In addition, the underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling stockholder's website, and any information contained in any other website maintained by an underwriter or selling stockholder, is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling stockholder in its capacity as underwriter or selling stockholder, and should not be relied upon by investors.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. On May 6, 2008, we sold 1,506,723 shares of our series E convertible preferred stock to an affiliate of Morgan Stanley & Co. Incorporated in a private placement and on April 3, 2009, we sold them an additional 543,731 shares of our series F convertible preferred stock also in a private placement. The affiliate also acquired an additional 482,559 shares of our series C convertible preferred stock from another stockholder on August 11, 2008, which includes 97,559 shares of our series C convertible preferred stock released from escrow at the time of the issuance of our series F convertible preferred stock. As a result of these transactions, the affiliate of Morgan Stanley & Co. Incorporated is also a party to our stockholder agreements described under "Related Person Transactions—Agreements with our Stockholders." Upon the closing of this offering, these shares of convertible preferred stock will automatically convert into approximately 3,458,317 shares of our common stock, representing 3.44% of our outstanding common stock. Pursuant to FINRA Rule 5110(g)(1), the above-referenced securities may not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities during the period ending 180 days after the date of this prospectus.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Directed Share Program

        At our request, the underwriters will reserve up to 250,000 of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, and employees and certain individuals associated with us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify Morgan Stanley & Co. Incorporated in connection with the directed share program, including for the failure of any participant to pay for its shares.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our shares of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

  (a)
  at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

  United Kingdom

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

  Hong Kong

        The shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

  Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Waltham, Massachusetts. Ropes & Gray LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements of A123 Systems, Inc. and subsidiaries as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company's adoption of Financial Accounting Standards Board Staff Position No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents that are filed as exhibits to the registration statement, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

        You may read and copy the registration statement of which this prospectus is a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

        This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

CONSOLIDATED FINANCIAL STATEMENTS

Index

A123 Systems, Inc.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets—December 31, 2007 and 2008, and June 30, 2009 (Unaudited)	F-3
Consolidated Statements of Operations—For the Years Ended December 31, 2006, 2007 and 2008, and the Six Months Ended June 30, 2008 and 2009 (Unaudited)	F-4
Consolidated Statements of Stockholders' Deficit—For the Years Ended December 31, 2006, 2007 and 2008, and the Six Months Ended June 30, 2009 (Unaudited)	F-5
Consolidated Statements of Cash Flows—For the Years Ended December 31, 2006, 2007 and 2008, and the Six Months Ended June 30, 2008 and 2009 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
A123 Systems, Inc.
Watertown, Massachusetts

        We have audited the accompanying consolidated balance sheets of A123 Systems, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, the Company adopted Financial Accounting Standards Board Staff Position No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 19, 2009

A123 Systems, Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	December 31,		June 30, 2009
	2007	2008	Actual	Pro Forma
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$23,359	$70,510	$114,877
Restricted cash	772	766	2,976
Accounts receivable—net	9,751	17,735	15,769
Inventory	21,104	35,724	41,663
Notes receivable	9	—	—
Prepaid expenses and other current assets	4,690	5,101	2,745

Total current assets	59,685	129,836	178,030
Property, plant and equipment—net	29,609	52,705	66,172
Goodwill	9,581	9,581	9,581
Intangible assets—net	4,671	2,389	2,005
Deferred offering costs	—	4,532	4,845
Other assets	1,373	9,701	8,560
Restricted cash	227	216	215

Total assets	$105,146	$208,960	$269,408

LIABILITIES, REDEEMABLE STOCK, AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Revolving credit lines	$3,701	$8,000	$8,000
Current portion of long-term debt	4,072	4,629	7,058
Current portion of capital lease obligations	1,043	393	568
Accounts payable	9,111	19,471	11,465
Accrued expenses	6,719	14,381	13,719
Other current liabilities	320	405	263
Deferred revenue	3,834	13,050	11,050
Deferred rent	158	162	100

Total current liabilities	28,958	60,491	52,223
Long-term debt—net of current portion	1,999	5,893	9,180
Capital lease obligations—net of current portion	79	291	262
Deferred revenue—net of current portion	466	26,028	26,000
Deferred rent—net of current portion	152	20	119
Other long-term liabilities	1,520	1,390	4,506
Preferred stock warrant liability	664	950	1,020	—

Total liabilities	33,838	95,063	93,310
Commitments and contingencies (Notes 2 and 10)
Redeemable convertible preferred stock, $0.001 par value—57,660 shares authorized; 40,519 shares issued and outstanding at December 31, 2007, 46,672 shares issued and outstanding at December 31, 2008 and 57,534 shares issued and outstanding at June 30, 2009 (liquidation and redemption value of up to $270,069 and $235,072, respectively); no shares authorized, issued or outstanding, pro forma	132,914	234,954	334,572	—
Redeemable common stock, $0.001 par value—1,593 shares authorized; no shares issued or outstanding at December 31, 2007 and 1,593 shares issued and outstanding at December 31, 2008 and June 30, 2009; no shares authorized, issued or outstanding, pro forma (liquidation and redemption value of $11,500)	—	11,500	11,500	—
Stockholders' (deficit) equity:
Series B-1 convertible preferred stock, $0.001 par value—1,493 shares authorized; 1,493 shares issued and outstanding; no shares authorized, issued or outstanding, pro forma	1	1	1	—
Common stock, $0.001 par value—115,000 shares authorized; 6,587, 7,662 and 7,697 shares issued and outstanding at December 31, 2007, December 31, 2008 and June 30, 2009, respectively; 70,664 shares issued and outstanding at June 30, 2009, pro forma	6	8	8	71
Additional paid-in capital	9,681	19,649	23,679	370,709
Accumulated deficit	(72,419)	(152,889)	(193,539)	(193,539)
Accumulated other comprehensive income (loss)	128	(197)	(468)	(468)

Total A123 Systems, Inc. stockholders' (deficit) equity	(62,603)	(133,428)	(170,319)	176,773
Noncontrolling interest	997	871	345	345

Total stockholders' deficit	(61,606)	(132,557)	(169,974)	177,118

Total liabilities, redeemable stock, and stockholders' (deficit) equity	$105,146	$208,960	$269,408

See notes to consolidated financial statements.

A123 Systems, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Revenue:
Product	$28,346	$35,504	$53,514	$18,015	$36,638
Research and development services	6,002	5,845	15,011	3,919	6,284

Total revenue	34,348	41,349	68,525	21,934	42,922

Cost of revenue:
Product	28,960	38,320	70,474	23,797	39,186
Research and development services	4,417	4,499	10,295	2,878	4,505

Total cost of revenue	33,377	42,819	80,769	26,675	43,691

Gross profit (loss)	971	(1,470)	(12,244)	(4,741)	(769)

Operating expenses:
Research and development	8,851	13,241	36,953	15,094	22,814
Sales and marketing	1,537	4,307	8,851	3,606	4,227
General and administrative	6,129	13,336	21,544	8,831	12,452

Total operating expenses	16,517	30,884	67,348	27,531	39,493

Operating loss	(15,546)	(32,354)	(79,592)	(32,272)	(40,262)

Other income (expense):
Interest income	871	1,729	1,258	614	62
Interest expense	(641)	(716)	(812)	(407)	(572)
Gain (loss) on foreign exchange	—	502	(724)	76	(115)
Unrealized loss on preferred stock warrant liability	(362)	(57)	(286)	(759)	(70)

Other income (expense)—net	(132)	1,458	(564)	(476)	(695)

Loss from operations, before tax	(15,678)	(30,896)	(80,156)	(32,748)	(40,957)
Provision for income taxes	40	97	275	184	267

Loss from operations, net of tax	(15,718)	(30,993)	(80,431)	(32,932)	(41,224)
Cumulative effect of change in accounting principle (Note 2)	(57)	—	—	—	—

Net loss	(15,775)	(30,993)	(80,431)	(32,932)	(41,224)
Less: Net loss (income) attributable to the noncontrolling interest	—	27	(39)	(63)	574

Net loss attributable to A123 Systems, Inc.	(15,775)	(30,966)	(80,470)	(32,995)	(40,650)
Accretion to preferred stock	(26)	(35)	(42)	(20)	(28)

Net loss attributable to A123 Systems, Inc. common stockholders	$(15,801)	$(31,001)	$(80,512)	$(33,015)	$(40,678)

Net loss per share attributable to common stockholders—basic and diluted:
Loss per share attributable to common stockholders before cumulative effect of change in accounting principle	$(2.64)	$(4.88)	$(9.04)	$(3.85)	$(4.39)
Cumulative effect of change in accounting principle	(0.01)	—	—	—	—

Net loss per share attributable to common stockholders—basic and diluted	$(2.65)	$(4.88)	$(9.04)	$(3.85)	$(4.39)

Weighted average number of common shares outstanding	5,971	6,351	8,904	8,579	9,272

Pro forma net loss per share—basic and diluted (unaudited)			$(1.47)		$(0.65)

Pro forma weighted average number of common shares outstanding (unaudited)			54,764		62,939

See notes to consolidated financial statements.

A123 Systems, Inc.
Consolidated Statements of Stockholders' Deficit
(In thousands, except per share data)

	A123 Systems, Inc. stockholders' (deficit) equity
	Series B-1 Convertible Preferred Stock $0.001 Par Value
			Common Stock $0.001 Par Value
					Notes Receivable From Stockholders				Accumulated Other Comprehensive Income (Loss)
						Additional Paid-in Capital	Treasury Stock	Accumulated Deficit		Total Stockholders' Deficit	Noncontrolling Interest	Comprehensive Loss
	Shares	Amount	Shares	Amount
BALANCE—January 1, 2006	—	$—	5,880	$6	$(166)	$1,134	$—	$(25,678)	$66	$(24,638)	$—
Issuance of series B-1 convertible preferred stock in connection with acquisition	1,500	1	—	—	—	5,159	—	—	—	5,160	—
Reclassification of preferred stock warrants due to the adoption of FSP 150-5	—	—	—	—	—	(131)	—	—	—	(131)	—
Accrued interest on notes receivable	—	—	—	—	(4)	—	—	—	—	(4)	—
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	—	(26)	—	—	—	(26)	—
Stock-based compensation	—	—	—	—	—	954	—	—	—	954	—
Issuance of common stock	—	—	286	—	—	53	—	—	—	53	—
Repayment of notes receivable	—	—	—	—	170	—	—	—	—	170	—
Purchase of treasury stock	—	—	—	—	—	—	(23)	—	—	(23)	—
Comprehensive loss:
Net (loss) income	—	—	—	—	—	—	—	(15,775)	—	(15,775)	—	$(15,775)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	228	228	—	228

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	$(15,547)

BALANCE—December 31, 2006	1,500	1	6,166	6	—	7,143	(23)	(41,453)	294	(34,032)	—
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	—	(35)	—	—	—	(35)	—
Stock-based compensation	—	—	—	—	—	1,566	—	—	—	1,566	—
Issuance of common stock	—	—	421	—	—	1,030	—	—	—	1,030	—
Purchase of subsidiary shares from noncontrolling interest	—	—	—	—	—	—	—	—	—	—	1,024
Retirement of treasury stock	(7)	—	—	—	—	(23)	23	—	—	—	—
Comprehensive loss:
Net (loss) income	—	—	—	—	—	—	—	(30,966)	—	(30,966)	(27)	$(30,993)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(166)	(166)	—	(166)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	$(31,159)

BALANCE—December 31, 2007	1,493	1	6,587	6	—	9,681	—	(72,419)	128	(62,603)	997
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	—	(42)	—	—	—	(42)	—
Stock-based compensation	—	—	—	—	—	4,508	—	—	—	4,508	—
Issuance of common stock	—	—	1,075	2	—	5,136	—	—	—	5,138	—
Issuance of common stock warrant	—	—	—	—	—	366	—	—	—	366	—
Comprehensive loss:
Net (loss) income	—	—	—	—	—	—	—	(80,470)	—	(80,470)	39	$(80,431)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(325)	(325)	(165)	(490)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	$(80,921)

BALANCE—December 31, 2008	1,493	1	7,662	8	—	19,649	—	(152,889)	(197)	(133,428)	871
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	—	—	—	—	(28)	—	—	—	(28)	—
Stock-based compensation (unaudited)	—	—	—	—	—	4,034	—	—	—	4,034	—
Issuance of common stock (unaudited)	—	—	35	—	—	24	—	—	—	24	—
Comprehensive loss:
Net (loss) income (unaudited)	—	—	—	—	—	—	—	(40,650)	—	(40,650)	(574)	$(41,224)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	(271)	(271)	48	(223)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	$(41,447)

BALANCE—June 30, 2009 (unaudited)	1,493	$1	7,697	$8	$—	$23,679	$—	$(193,539)	$(468)	$(170,319)	$345

See notes to consolidated financial statements.

A123 Systems, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Cash flows from operating activities:
Net loss	$(15,775)	$(30,993)	$(80,431)	$(32,932)	$(41,224)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,657	3,942	8,156	3,601	6,304
Noncash rent	(96)	(59)	(127)	(62)	37
Noncash foreign exchange loss on intercompany loan	—	—	1,232	—	(20)
Impairment of long-lived and intangible assets	—	—	3,097	—	—
Unrealized loss on preferred stock warrant liability	362	57	286	759	70
Loss on issuance of notes receivable	144	—	—	—	—
Loss (gain) on disposal of property and equipment	218	24	20	(104)	9
Amortization of debt issuance costs and noncash interest expense	68	193	142	99	42
Stock-based compensation	954	1,566	4,508	2,199	4,034
Imputed interest on noninterest-bearing notes	(4)	—	—	—	—
In-process research and development	—	430	—	—	—
Accrued interest on notes receivable	(70)	(128)	—	—	—
Cumulative effect of change in accounting principle	57	—	—	—	—
Changes in assets and liabilities—net of acquisitions:
Accounts receivable	(909)	(6,114)	(6,582)	(7,837)	839
Inventory	(11,103)	(1,544)	(15,805)	(6,483)	(6,093)
Prepaid expenses and other assets	(168)	(2,969)	(1,740)	(1,750)	2,291
Accounts payable	2,615	900	11,168	4,001	(8,699)
Accrued expenses	880	4,406	8,029	4,000	677
Deferred revenue	1,229	1,376	32,899	11,128	(1,030)
Other liabilities	—	16	203	(156)	(11)

Net cash used in operating activities	(18,941)	(28,897)	(34,945)	(23,537)	(42,774)

Cash flows from investing activities:
(Increase) decrease in restricted cash	(1,184)	1,219	(175)	219	(2,245)
Purchases and deposits of property, plant and equipment	(6,865)	(14,964)	(41,397)	(12,903)	(17,220)
Proceeds from sale of property and equipment	—	46	476	—	13
Cash paid for acquisition of Enerland—net of cash acquired	—	(13,420)	—	—	—
Cash paid for purchase Hymotion assets—net of cash acquired	—	(125)	—	—	—
Cash paid for acquisition of T/J Technologies, Inc.—net of cash acquired	(1,585)	—	—	—	—
Issuance of notes receivable	(1,000)	—	—	—	—
Repayment on notes receivable	286	—	8	—	—
Repayment of notes receivable from stockholders	170	—	—	—	—

Net cash used in investing activities	(10,178)	(27,244)	(41,088)	(12,684)	(19,452)

Cash flows from financing activites:
Proceeds from government grant	—	—	—	—	3,000
Proceeds from issuance of common stock	—	906	5,001	5,001	—
Proceeds from exercise of stock options	53	124	137	98	24
Advances/(repayments) under revolving credit lines	640	2,720	4,300	1,293	—
Purchase of treasury stock	(23)	—	—	—	—
Deferred offering costs	—	—	(3,817)	(1,216)	(756)
Proceeds from issuance of long-term debt	3,000	—	9,144	1,589	7,585
Payments on long-term debt	(1,309)	(3,453)	(3,994)	(2,895)	(2,648)
Payments on capital lease obligations	(28)	(176)	(1,251)	(84)	(278)
Net proceeds from issuance of redeemable common stock	—	—	11,500	11,500	—
Net proceeds from issuance of redeemable convertible preferred stock	30,263	69,913	101,998	101,999	99,590

Net cash provided by financing activities	32,596	70,034	123,018	117,285	106,517

Effect of foreign exchange rates on cash and cash equivalents	107	(18)	166	(89)	76

Net increase in cash and cash equivalents	3,584	13,875	47,151	80,975	44,367
Cash and cash equivalents—beginning of period	5,900	9,484	23,359	23,359	70,510

Cash and cash equivalents—end of period	$9,484	$23,359	$70,510	$104,334	$114,877

Supplemental cash flow information—cash paid for interest	$409	$937	$586	$281	$551

Noncash investing and financing activities:
Settlement of notes receivable with contract manufacturers	$—	$1,882	$—	$—	$—

Issuance of common stock warrant in settlement of a liability	$—	$—	$366	$366	$—

Issuance of note for insurance policy	$—	$243	$—	$—	$—

Sale of equipment in exchange for note receivable	$1,069	$—	$—	$—	$—

Issuance of note for consulting services	$—	$—	$—	$—	$830

Purchase of equipment under capital leases	$62	$178	$813	$686	$423

Equipment purchases included in accounts payable	$40	$1,418	$762	$1,386	$1,423

In connection with the acquisition of T/J Technologies, Inc. 1.5 million shares of series B-1 convertible preferred stock valued at $5.2 million were issued as part of the consideration	$5,200	$—	$—	$—	$—

See notes to consolidated financial statements.

A123 Systems, Inc.

Notes to Consolidated Financial Statements

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

1. Nature of Business

        A123 Systems, Inc. (the "Company") was incorporated in Delaware on October 19, 2001 and has its corporate offices in Watertown, Massachusetts. The Company designs, develops, manufactures and sells advanced rechargeable lithium-ion batteries and battery systems and provides research and development services to government agencies and commercial customers. The Company shipped its first products in 2006.

2. Summary of Significant Accounting Policies

        Unaudited Interim Financial Information—The interim consolidated financial statements and related disclosures as of June 30, 2009 and for the six months ended June 30, 2008 and 2009 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company's financial position as of June 30, 2009 and results of its operations and its cash flows for the six months ended June 30, 2008 and 2009. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

        Unaudited Pro Forma Information—The unaudited pro forma balance sheet as of June 30, 2009 reflects the automatic conversion of all outstanding shares of preferred stock as of that date into common stock on an assumed one for one basis, the reclassification of the preferred stock warrant liability to additional paid-in capital and the removal of the redemption rights of the redeemable common stock, which will occur upon the closing of the Company's proposed initial public offering. For purposes of pro forma net loss per share, all shares of preferred stock, which are convertible into common stock and will be converted upon closing of the proposed initial public offering of the Company's common stock, have been treated as though they had been converted to common stock in all periods in which such shares were outstanding. The Company expects that all shares of its preferred stock will automatically convert in the proposed initial public offering as a result of a "Qualifying Public Offering," as set forth in the Company's certificate of incorporation and described in Note 16.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. Pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46R, Consolidation of Variable Interest Entities, the Company's investment in a variable interest entity ("VIE"), of which the Company is the primary beneficiary, is consolidated.

        Consolidation of Variable Interest Entity—At the time of the Company's acquisition of Enerland Co., Ltd ("Enerland"—see Note 3), an Enerland wholly-owned subsidiary had a pre-existing joint venture agreement with a quasi governmental entity in the Peoples Republic of China ("PRC"), whereby the Enerland subsidiary holds a 45% interest in the joint venture. The jointly-owned enterprise was established under the laws of the PRC to manufacture components of rechargeable batteries. The joint venture enterprise is a VIE with Enerland as its primary beneficiary. Accordingly, the Company consolidates the joint venture enterprise and accounts for the 55% ownership as a noncontrolling interest. The total assets of the joint venture enterprise represented less than 2% of the Company's total consolidated assets as of December 31, 2008.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. The Company bases estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. The Company's actual results may differ from these estimates under different assumptions or conditions.

        Foreign Currency Translation and Remeasurement—The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The majority of the Company's sales are denominated in U.S. dollars. For foreign operations with the local currency as the functional currency, local currency denominated assets and liabilities are translated at the period-end exchange rates, and sales, costs and expenses are translated at the average exchange rates during the period. Gains or losses resulting from foreign currency translation attributable to A123 Systems, Inc. are included as a component of accumulated other comprehensive income (loss) in the consolidated balance sheets. For foreign operations with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are remeasured at the period-end exchange rates and related gains or losses are reflected as other income (expense) in the consolidated statement of operations, except for nonmonetary assets (e.g., inventories, and property, plant, and equipment) and related income statement accounts (e.g., cost of sales and depreciation) which are remeasured at historical exchange rates. During the year ended December 31, 2006, the gains and losses from foreign currency remeasurement were not material. During the years ended December 31, 2007 and 2008, and for the six months ended June 30, 2008 and 2009, the Company had recognized realized net gains or (losses) of $0.5 million, $(0.7) million, $0.1 million, and $(0.1) million, respectively.

        Cash and Cash Equivalents—Cash equivalents include short-term, highly-liquid instruments, which consist of money market accounts. The majority of cash and cash equivalents are maintained with major financial institutions in North America. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

        Restricted Cash and Government Grants—Cash accounts with any type of restriction are classified as restricted cash. If the restriction is expected to be lifted in the next twelve months, the restricted cash account is classified as current.

        The Company maintained a compensating cash balance for a letter of credit as security for an operating lease in the amount of $0.2 million at December 31, 2007 and 2008 and June 30, 2009. The letter of credit can be reduced upon the Company obtaining certain financial milestones. In connection with the purchase of raw materials and equipment, the Company maintained a restricted cash balance in the amount of $0.1 million and $0.5 million at December 31, 2008 and June 30, 2009, respectively. The Company classifies cash received from the Korean government that is to be used only for specific research and development activities, including reimbursements of research and development expenses and acquisitions of property and equipment, as restricted cash. The restricted cash received from the Korean government at December 31, 2008 and June 30, 2009 was $0.5 million and $0.2 million, respectively.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        During 2008, the Company was awarded a $10.0 million Center of Energy Excellence grant from the State of Michigan. The Company received $3.0 million in March 2009, and the remainder will be paid based on the achievement of certain milestones in the Company's Livonia, Michigan facility development such as the installation of purchased equipment and qualification of manufacturing processes. The Company's policy is to record the grant funds received as a liability and to amortize as either a reduction of depreciation expense for depreciable assets placed in service or as a reduction of expenses as milestones are met over the term of the grant.

        As of June 30, 2009, the Company has purchased approximately $0.7 million of equipment related to this grant and the remaining $2.3 million is included in restricted cash. The Company has complied and expects to continue to comply with all conditions attached to the grant.

        Accounts Receivable and Concentrations of Credit Risks—Accounts receivable are stated net of an allowance for contractual adjustments and uncollectible accounts, which are determined by establishing reserves for specific accounts and consideration of historical and estimated probable losses. As of December 31, 2006, the Company's accounts receivable balance did not include an allowance for doubtful accounts, based upon the expected full collection of the accounts receivable. The activity in the allowance for the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009 is as follows (in thousands):

	Year Ended December 31,
			Six Months Ended June 30, 2009
	2007	2008
			(Unaudited)
Beginning balance	$—	$199	$1,486
Provision	215	1,472	2
Write-offs and adjustments	(16)	(185)	98

Ending balance	$199	$1,486	$1,586

        The unbilled portion of accounts receivable from certain government research and development contracts included in the accounts receivable balance was $0.4 million, $0.1 million, and $0.7 million at December 31, 2007 and 2008 and June 30, 2009, respectively. The unbilled portion of the accounts receivable are periodically invoiced based on the terms of the government research and development contract.

        At December 31, 2007, the Company had one customer who accounted for 32% of total accounts receivable. At December 31, 2008, the Company had two customers who accounted for 28% and 16% of total accounts receivable, individually. At June 30, 2009, the Company had two customers who accounted for 33% and 11% of total accounts receivable, individually.

        During each of the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008, one customer of the Company, together with its affiliates, represented 66%, 44% and 49% of the Company's revenue, respectively. During the six months ended June 30, 2009, three customers of the Company represented 37%, 19% and 10% of the Company's revenue, individually.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        The U.S. government and its agencies, departments and subcontractors comprised the following percentages of research and development services revenue for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009: 81%, 68%, 13%, 25%, and 37%, respectively.

        Inventory—Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis and includes material costs, labor and applicable overhead. The Company includes in finished goods inventory products that have been delivered to customers for which the related revenue has been deferred until the customer has accepted the product or the evaluation period has expired.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost. Assets held under capital leases are stated at the lesser of the present value of future minimum payments, using the Company's incremental borrowing rate at the inception of the lease, or the fair value of the property at the inception of the lease. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property, plant and equipment. The Company capitalizes interest costs as part of the historical cost of constructing manufacturing facilities. Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Computer equipment and software	3 years
Furniture and fixtures	5 years
Machinery and equipment	5-7 years
Buildings	15-20 years
Leasehold improvements	Lesser of useful life or lease term
Automobiles	5 years

        Deferred Offering Costs—Costs directly associated with the Company's filing of the registration statement related to its initial public offering of securities have been capitalized and recorded as deferred offering costs. The Company filed the registration statement with the SEC on August 8, 2008. Deferred offering costs relating to the registration statement were approximately $4.5 million and $4.8 million as of December 31, 2008 and June 30, 2009, respectively. Upon completion of the Company's proposed initial public offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders' deficit. If the offering is not successful, the deferred offering costs will be expensed in the statement of operations.

        Other Assets—Other assets include long term deposits and deferred financing costs which were incurred in connection with the issuance of debt. Deferred financing costs consist of the fair value of warrants issued in conjunction with the Company's financing agreements and other legal and banking fees. Such amounts are amortized into interest expense over the life of the related debt. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to interest expense, and similarly adjusts the future amortization expense.

        Goodwill and Indefinite-Lived Intangible Assets—Goodwill is comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. Indefinite-lived intangible assets are not subject to amortization and consist of trademarks and

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

trade names the Company has acquired through business acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually and more frequently if events or changes in circumstances indicate that the asset might be impaired. If an impairment exists, a loss is recorded to write-down the value of goodwill or indefinite-lived intangible assets to their implied fair value. The Company performed the annual impairment test for these assets as of October 1, 2007 and 2008. These tests did not indicate an impairment.

        Intangible Assets Subject to Amortization—The Company amortizes its intangible assets with definitive lives over their estimated useful lives, which range from less than a year to 16 years, based on the same pattern as the Company expects to receive the economic benefit from these assets.

        As a result of the decline in revenue from the Company's Enerland subsidiary and termination of a supply agreement with Enerland's most significant customer, the Company evaluated the intangible asset associated with the customer relationships for impairment which resulted in a $1.4 million intangible asset impairment charge in the year ended December 31, 2008.

        Impairment of Long-Lived Assets—The Company's long-lived assets include property, plant and equipment and intangible assets subject to amortization (i.e. patented technology, contractual backlog, specially-trained employees and customer relationships). The Company evaluates long-lived assets in accordance with FASB's Statement on Financial Accounting Standards ("Statement") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets are evaluated for recoverability in accordance with FASB Statement No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition. If the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. No impairments were recorded on long-lived assets for the years ended December 31, 2006 and 2007. With the decline in revenue from the Company's Enerland subsidiary and termination of the supply agreement with Enerland's largest customer, the Company concluded that impairment indicators existed. As a result, the Company reviewed its long-lived assets associated with the production of small prismatic batteries and recorded a $1.7 million asset impairment charge in the year ended December 31, 2008.

        Accretion of Preferred Stock—The difference between the initial carrying amounts and redemption values of the redeemable convertible preferred stock represents issuance costs recorded as a reduction in the carrying amounts. The Company is recording periodic accretions to increase the carrying amounts of the redeemable convertible preferred stock so that the carrying amounts will equal the redemption amounts at the earliest redemption dates. Accretion is recorded as a reduction to additional paid-in capital to the extent available and as an increase to stockholders' deficit thereafter.

        Segment, Geographic and Significant Customer Information—FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and requires selected information of these segments be presented in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company's chief decision maker is the Chief Executive

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Officer. The Company's chief decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment.

        Information about the Company's operations in different geographic regions is presented in the tables below (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Geographic revenues (based on shipment destination or services location)
United States	$28,558	$18,715	$24,101	$6,073	$22,595
China	*	11,811	24,788	8,746	3,093
Mexico	—	—	757	379	3,736
Malaysia	*	—	3,883	2,616	12
United Kingdom	*	1,015	8,788	2,156	6,852
Austria	—	—	4	*	1,031
Korea	—	3,665	840	441	336
Czech Republic	5,300	4,219	2,287	236	553
Germany	*	718	1,455	926	1,858
Other	490	1,206	1,622	361	2,856

	$34,348	$41,349	$68,525	$21,934	$42,922

    (*)–Amount is not significant

	As of December 31,
			As of June 30, 2009
	2007	2008
			(Unaudited)
Long-lived tangible assets (based on location of asset)
China	$18,802	$33,180	$42,481
United States	5,671	13,701	18,349
Korea	5,043	5,627	5,342
Canada	93	197	—

	$29,609	$52,705	$66,172

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        The Company groups its revenues into four revenue categories. Revenue for these categories are as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Consumer	$28,197	$32,908	$40,752	$17,477	$10,965
Transportation	149	2,596	9,862	538	25,673
Electric grid	—	—	2,900	—	—
Research and development services	6,002	5,845	15,011	3,919	6,284

	$34,348	$41,349	$68,525	$21,934	$42,922

        Revenue Recognition—The Company recognizes revenue from the sale of products and delivery of research and development services, including governmental grants. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the price to the buyer is fixed or determinable, and collectibility is reasonably assured.

        If sales arrangements contain multiple elements, the Company applies the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, to determine if separate units of accounting exist within the arrangement. The Company has determined that, as of June 30, 2009, all sales arrangements should be accounted for as a single unit of accounting.

Product Revenue

        Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment, unless an acceptance period exists. In general, the Company's customary shipping terms are FOB shipping point or free carrier. In instances where customer acceptance of a product is required, revenue is either recognized (i) upon shipment when the Company is able to demonstrate that the customer specific objective criteria have been met or (ii) upon the earlier of customer acceptance or expiration of the acceptance period.

        The Company provides warranties for its products and accounts for such warranties in accordance with FASB Statement No. 5, Accounting for Contingencies, and records the estimated costs as a cost of revenue in the period the revenue is recorded. The Company's standard warranty period extends one to five years from the date of sale, depending on the type of product purchased and its application. The warranties provide that the Company's products will be free from defects in material and workmanship and will, under normal use, conform to the specifications for the product. The warranties further provide that the Company will repair the product or provide replacement parts at no charge to the customer. When the Company is unable to reasonably determine its obligation for warranty of new products, revenue from the sale of the products is deferred until expiration of the warranty period or until such time as the warranty obligation can be reasonably estimated.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Research and Development Services Revenue

        Revenue from research and development services is recognized as the services are performed consistent with the performance requirements of the contract using the proportional performance method. Where arrangements include milestones or governmental approval that impact the fees payable to the Company, revenue is limited to those amounts whereby collectibility is reasonably assured. The Company recognizes revenue earned under time and materials contracts as services are provided based upon actual costs incurred plus a contractually agreed-upon profit margin. The Company recognizes revenue from fixed-price contracts, using the proportional performance method based on the ratio of costs incurred to estimates of total expected project costs in order to determine the amount of revenue earned to date. Project costs are based on the direct salary and associated fringe benefits of the employees on the project plus all direct expenses incurred to complete the project that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. These estimates are based on historical experience and deliverables identified in the contract and are indicative of the level of benefit provided to the Company's clients. There are no costs that are deferred and amortized over the contract term.

        Research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other government agencies and commercial customers. The Company's research and development arrangements with the federal government or other government agencies typically require the Company to provide pure research, in which the Company investigates design techniques on new battery technologies. The Company's research and development arrangements with commercial customers consist of arrangements where the Company is paid to enhance or modify an existing product or to develop or jointly develop a new product to meet a customer's specifications.

        The Company's research and development arrangements generally provide that all pre-existing or newly created intellectual property remains under the ownership of the respective party, and that all jointly created intellectual property be owned by both parties without a duty to account for or pay royalties to the other party.

Other Revenue

        Fees to license the use of the Company's proprietary and licensed technologies are recognized only after both the license period has commenced and the technology has been delivered to the customer. Royalty revenue is recognized when it becomes determinable and collectibility is reasonably assured; otherwise the Company recognizes revenue upon receipt of payment. To date, the Company has not recognized any license or royalty revenue.

        Deferred Revenue—The Company records deferred revenue for product sales and research and development services in several different circumstances. These circumstances include when (i) the Company has delivered products or performed services but other revenue recognition criteria have not been satisfied, (ii) payments have been received in advance of products being delivered or services being performed and (iii) all other revenue recognition criteria have been met, but the Company is not able to reasonably estimate the warranty expense. Deferred revenue includes customer deposits and up-front fees associated with research and development arrangements. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

revenue. Deferred revenue will vary depending on the timing and amount of cash receipts from customers and can vary significantly depending on specific contractual terms.

        On November 17, 2008, the Company entered into an exclusive agreement to license certain of its technology in the field of consumer electronics devices (excluding power tools and certain other consumer products). In connection with this license agreement, the Company has received and recorded as deferred revenue an up-front license fee of $22.5 million, as well as an up-front support fee of $2.5 million. The Company also expects to receive an additional license fee of $3.0 million following the completion of a support period. In addition, the agreement provides that the Company will be paid royalty fees on net sales of licensed products that include its technology. The Company has agreed to the terms of the license agreement that if, during a certain period following execution of the license agreement, the Company enters into an agreement with a third party that materially restricts the licensee's rights under the license agreement or fails to provide the necessary support to enable the licensee to practice the Company's technology, then the Company may be required to refund the licensee all license and support fees paid to the Company by the licensee under the license agreement, plus, in certain cases, an additional amount to cover the licensee's capital and other expenses paid and/or committed by the licensee in reliance upon its rights under the license agreement. Revenue recognition will commence in two years, upon successful transfer of technology know how to the customer. The license and support fee will be recognized on a straight line basis over the longer of the patent term or the expected customer relationship.

        Shipping and Handling Costs—Shipping and handling costs are classified as a component of cost of revenue. Customer payments of shipping and handling costs are recorded as product revenue.

        Research and Development Costs—Costs incurred in the research and development of the Company's products are expensed as incurred and include salaries, third-party contractors, materials, and supplies. Research and development costs directly associated with research and development services revenue are classified as cost of research and development services. Additionally, a portion of research and development costs were offset by cost-sharing funding. For the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2008 and 2009, the research and development costs that were offset by cost-sharing funding was $3.1 million, $4.8 million, $2.8 million, and $1.6 million, respectively.

        Income Taxes—The Company accounts for income taxes in accordance with the asset and liability method for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using rates anticipated to be in effect when such temporary differences reverse. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        In July 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50%

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        The Company adopted the provisions of FIN 48 on January 1, 2007. The Company identified no uncertain tax positions upon the adoption of FIN 48 and, therefore, the adoption of FIN 48 had no cumulative effect on its consolidated financial statements.

        The Company provides for income taxes in interim periods based upon the estimated effective tax rates for the full year.

        Accumulated Other Comprehensive Income (Loss)—Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments attributable to A123 Systems, Inc. The largest portion of the cumulative translation adjustment relates to the Company's Asian operations and reflects the changes in the Chinese RMB and Korean Won exchange rates relative to the U.S. Dollar.

        Guarantees and Indemnifications—FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation assumed under the guarantee.

        As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make is unlimited. The Company has directors' and officers' insurance coverage that limits its exposure and enables it to recover a portion of any future amounts paid.

        In connection with certain loan agreements, the Company has agreed to indemnify the lender and its representatives against all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the loan and all losses incurred by the indemnified party in connection with the execution, delivery, enforcement, performance, and administration of the loan. The term of these indemnification agreements are perpetual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

        The Company leases office space under a noncancelable operating lease. The Company has agreed under the lease to indemnify the landlord against all costs, expenses, fines, suits, claims, demands, liabilities, and actions arising from or related to the omission, fault, act, negligence, or misconduct (whether under the lease or otherwise) of the Company or of any employee, agent, contractor, licensee, or visitor of the Company; or arising from any accident, injury, or damage whatsoever resulting to any person or property while on or about the Company's premises except to the extent arising from any omission, fault, negligence, or other misconduct of landlord or of landlord's agents, contractors, or employees.

        The Company generally agrees to indemnify customers from costs resulting from the products' deviations from specifications, delivery and performance requirements, and any third-party claims arising from the product or violations of specified laws and safety regulations. The amount of indemnification generally is limited to the amount of fees paid to the Company.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        The Company has not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations, and, consequently, concluded that the fair value of these obligations is negligible and no related liabilities were established.

        Fair Value of Financial Instruments—The carrying amount of cash, cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these items. Management believes that the Company's debt obligations bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value. The Company's preferred stock warrant liability is carried at fair value.

        FASB Statement No. 157 clarifies that fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB Statement No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including the Company's cash equivalents.

        FASB Statement No. 157 also requires disclosure in the financial statements for items measured at fair value on a non-recurring basis. The Company did not have any items that are measured at fair value under this requirement for the six months ended June 30, 2009.

        The following tables show assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and June 30, 2009 and the input categories associated with those assets and liabilities:

		As of December 31, 2008
	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset:
Money market funds	$61,580		$61,580
Liability:
Preferred stock warrant	$950			$950

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

		As of June 30, 2009 (Unaudited)
	Fair Value at June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset:
Money market funds	$105,479		$105,479
Liability:
Preferred stock warrant	$1,020			$1,020

        The Company's cash equivalents consist of money market funds that approximate their face value. The fair value of the preferred stock warrant liability was determined using the Black-Scholes option pricing model.

        The following table provides a roll-forward of the fair value of the preferred stock warrant liability categorized with Level 3 inputs:

	As of December 31, 2008	As of June 30, 2009
		(Unaudited)
Preferred stock warrant liability—beginning of period	$664	$950
Increase in market value	286	70

Preferred stock warrant liability—end of period	$950	$1,020

        Preferred Stock Warrants and Change in Accounting Principle—Prior to January 1, 2006, the Company accounted for stock warrants as equity awards. Effective January 1, 2006, the Company adopted FASB Staff Position 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable ("FSP 150-5"). Under FSP 150-5, freestanding warrants for both puttable and mandatorily redeemable shares should be accounted for as liabilities at their fair value in accordance with FASB Statement No. 150. In accordance with the transition provisions of FSP 150-5 and FASB Statement No. 150, the carrying value of the outstanding warrants to purchase the Company's redeemable convertible preferred stock ($0.1 million) was reclassified to a long-term liability and adjusted to their fair value on the date of adoption ($0.2 million). The difference between the carrying value and the fair value ($0.1 million) was recognized in the 2006 net loss as the cumulative effect of an accounting change. After adoption of FSP 150-5, the preferred stock warrants are carried as a liability at fair value and are adjusted to fair value at each balance sheet date, with the change in the fair value being recorded as a component of other income (expense).

        Stock-Based Compensation—Prior to January 1, 2006, the Company accounted for stock-based employee and director compensation arrangements using the intrinsic value method described in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and utilized the minimum value method to comply with the disclosure-only provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation expense for employees and directors is based on the excess, if any, of the fair value of the underlying stock over the exercise price of the award on the date of grant. In addition, prior to January 1,

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

2006, the Company accounted for stock-based non-employee compensation arrangements using the fair value method described in FASB Statement No. 123 and utilizing the guidance in EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        Effective January 1, 2006, the Company prospectively adopted FASB Statement No. 123R, Share-Based Payment, to account for all awards, which requires compensation expense related to share-based transactions, including employee and director awards, to be measured and recognized in the financial statements based on fair value. Using the prospective approach, FASB Statement No. 123R applies to new awards and to awards modified, repurchased, or cancelled on or after January 1, 2006 and awards issued prior to January 1, 2006 continue to be accounted for in accordance with the accounting originally applied. The Company recognizes compensation expense over the vesting period using the ratable method (providing the minimum amount of compensation recorded is equal to the vested portion of the award, requiring a ratable method when necessary) and classifies these amounts in the consolidated statements of operations based on the department to which the related employee reports. The Company uses the Black-Scholes valuation model to calculate the fair value of stock options, utilizing various assumptions.

        The Company records equity instruments issued to non-employees as expense at their fair value over the related service period as determined in accordance with FASB Statement No. 123R (or FASB Statement No. 123 prior to January 1, 2006) and EITF Issue No. 96-18, and periodically revalues the equity instruments as they vest.

        As a result of the adoption of FASB Statement No. 123R, the Company recorded an additional $0.1 million of stock-based compensation during 2006. See Note 15 for additional information regarding stock-based compensation expense.

        Net Loss Per Share—In accordance with FASB Statement No. 128, Earnings Per Share, basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the fiscal year. Diluted net loss per share is computed by dividing net loss by the weighted-average number of dilutive common shares outstanding during the fiscal year. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any potential (unissued) shares of common stock and warrants based on the treasury stock method.

        The following potentially dilutive securities were excluded from the calculation of diluted net loss per share (in thousands):

	December 31,			June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Convertible preferred stock upon conversion to common stock	31,330	42,012	48,164	48,165	61,374
Warrants to purchase redeemable convertible preferred stock	141	126	126	126	126
Warrants to purchase common stock	—	—	45	45	45
Options to purchase common stock	3,900	6,605	8,205	8,020	10,245

Total	35,371	48,743	56,540	56,356	71,790

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        New Accounting Pronouncements—In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events. This statement establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In addition, this statement requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted FASB Statement No. 165 for the quarterly period ending June 30, 2009. The adoption of FASB Statement No. 165 did not have a material impact on the Company's financial statements. See Note 20 for information regarding the adoption of this standard.

        In December 2007, the FASB issued Statement No. 141(R), Business Combinations, which revises FASB Statement No. 141, Business Combinations. FASB Statement No. 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree and the goodwill acquired in a business combination. FASB Statement No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations. For the Company, FASB Statement No. 141(R) is effective for business combinations consummated after December 31, 2008.

        In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment of ARB No. 51, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes to a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company adopted FASB Statement No. 160 on January 1, 2009. The presentation and disclosure requirements have been applied retrospectively for all periods presented.

3. Acquisitions

        Enerland—On June 21, 2007, the Company acquired 6.25% of the capital stock of Enerland for $0.9 million. That initial investment was carried at cost through August 30, 2007. On August 31, 2007, the Company acquired the remaining 93.75% of the capital stock of Enerland for $13.4 million in cash. Enerland was acquired for its expertise in prismatic lithium-ion battery technology. Future product offerings in the automotive market may utilize prismatic lithium-ion batteries. Results of Enerland's operations have been included in the Company's consolidated financial statements since August 31, 2007.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

3. Acquisitions (Continued)

        The aggregate purchase price for the Enerland acquisition has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition as follows (in thousands):

Assets:
Cash	$884
Restricted cash	765
Accounts receivable	1,940
Inventory	5,690
Property and equipment	4,103
Goodwill	4,212
Identified intangible assets	4,120
In process research and development	430
Other assets	1,946

Total assets	24,090
Liabilities:
Accounts payable and accrued expenses	(3,182)
Other liabilities	(1,776)
Debt	(3,804)

Total liabilities	(8,762)
Non-controlling interest	(1,024)

Total purchase price	$14,304

        The goodwill acquired in the transaction is not deductible for tax purposes. Upon closing of the acquisition, the Company immediately expensed the fair value of the acquired in-process research and development as research and development expense.

        The components of the Enerland acquired intangible assets are as follows (in thousands):

Identified Intangible Asset Class	Weighted Estimated Useful Life (Years)	Gross
Patented technology	4	$1,850
Customer relationships	8	1,750
Trademarks & trade names	Indefinite	520

		$4,120

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

3. Acquisitions (Continued)

        As a result of the decline in revenue from the Company's Enerland subsidiary and termination of a supply agreement with Enerland's most significant customer, the Company evaluated the intangible asset associated with the customer relationships for impairment which resulted in a $1.4 million intangible asset impairment charge for the year ended December 31, 2008.

4. Prepaids and Other Current Assets

        Prepaids and other current assets consists of the following (in thousands):

	As of December 31,
			As of June 30, 2009
	2007	2008
			(Unaudited)
Deposits	$1,812	$117	$153
Prepaid expenses	2,091	4,239	2,006
Other current assets	787	745	586

Total	$4,690	$5,101	$2,745

5. Inventory

        Inventory consists of the following (in thousands):

	As of December 31,
			As of June 30, 2009
	2007	2008
			(Unaudited)
Raw materials	$3,057	$11,042	$7,133
Work-in-process	8,565	19,207	24,399
Finished goods	9,482	5,475	10,131

Total	$21,104	$35,724	$41,663

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

6. Property, Plant and Equipment

        Property, plant and equipment consists of the following (in thousands):

	As of December 31,
			As of June 30, 2009
	2007	2008
			(Unaudited)
Computer equipment and software	$1,933	$4,765	$6,420
Furniture and fixtures	393	977	1,544
Machinery and equipment	22,472	37,224	52,415
Buildings	4,604	6,192	6,350
Leasehold improvements	4,029	7,017	8,661
Automobiles	299	326	375
Construction in progress	3,028	9,759	12,024

Property, plant and equipment—at cost	36,758	66,260	87,789
Less accumulated depreciation and amortization	7,149	13,555	21,617

Property, plant and equipment—net	$29,609	$52,705	$66,172

        Plant and equipment under capital leases consisted of the following (in thousands):

	As of December 31,
			As of June 30, 2009
	2007	2008
			(Unaudited)
Computer equipment and software	$273	$1,052	$1,247
Machinery and equipment	1,048	—	—

Plant and equipment—at cost	1,321	1,052	1,247
Less accumulated depreciation	390	345	547

Plant and equipment—net	$931	$707	$700

        Depreciation expense for 2006, 2007, and 2008 was $2.1 million, $3.4 million, and $7.2 million, respectively. Depreciation expense for the six months ended June 30, 2008 and 2009 was $2.6 million and $5.3 million, respectively.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

7. Goodwill and Intangible Assets

        The changes in the carrying value of goodwill are as follows (in thousands):

Balance January 1, 2006	$—
Acquisition of T/J	5,369

Balance December 31, 2006	5,369
Acquisition of Enerland	4,212

Balance December 31, 2007	9,581

Balance December 31, 2008	9,581

Balance June 30, 2009	$9,581

        Intangible assets are as follows (in thousands):

		December 31, 2007			December 31, 2008			June 30, 2009
Identified Intangible Asset Class	Useful Life (Years)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
									(Unaudited)
Contractual backlog	1–3	$497	$480	$17	$497	$497	$—	$497	$497	$—
Customer relationships	8–16	2,130	114	2,016	640	177	463	640	226	414
Patented technology	4–5	2,473	503	1,970	2,473	1,200	1,273	2,473	1,528	945
Specially-trained workforce	4	60	14	46	60	29	31	60	36	24
Trademarks and trade names	Indefinite	622	—	622	622	—	622	622	—	622

		$5,782	$1,111	$4,671	$4,292	$1,903	$2,389	$4,292	$2,287	$2,005

        Amortization expense for intangible assets totaled $0.6 million and $0.8 million for each of the years ended December 31, 2007 and 2008, respectively. Amortization expense for intangible assets totaled $0.5 million and $0.4 million for the six months ended June 30, 2008 and 2009, respectively. The remaining amortization expense will be recognized over a weighted-average period of approximately 2.6 years as of December 31, 2008. Future amortization expense consisted of the following at December 31, 2008 (in thousands):

Amortization
2009	$767
2010	525
2011	250
2012	48
2013	19
Thereafter	158

$1,767

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

8. Employee Benefit Plan

        The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the plan may be made at the discretion of the Board of Directors. The Company has made no contributions to the 401(k) Plan.

        Employees of the Company's Enerland subsidiary with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date. As of December 31, 2008 and June 30, 2009, the balance of the severance benefit was $0.6 million and $0.7 million, respectively, and is included in other long-term liabilities on the Company's consolidated balance sheet.

9. Accrued Expenses

        Accrued expenses consists of the following (in thousands):

	As of December 31,
			As of June 30, 2009
	2007	2008
			(Unaudited)
Payroll and related benefits	$1,522	$3,663	$4,286
Legal, audit, tax, and professional fees	2,218	1,831	2,581
Product warranty	1,560	1,813	2,482
Manufacturing sub-contractors' costs	453	4,262	1,206
Taxes	158	558	471
Direct contract costs	279	661	609
Interest	89	75	89
Other	440	1,518	1,995

Total accrued expenses	$6,719	$14,381	$13,719

10. Commitments and Contingencies

        Capital Leases—The Company has entered into certain capital lease agreements for software, computer, laboratory and manufacturing equipment. The leases are payable in monthly installments through December 2013.

        The recorded balance of capital lease obligations as of December 31, 2007 and 2008 and June 30, 2009 were $1.1 million, $0.7 million, and $0.8 million, respectively. The Company recorded interest expense in connection with its capital leases of $0.1 million for each of the years ended December 31, 2006, 2007 and 2008, respectively. The Company recorded interest expense in connection with its capital leases of $12,000 and $0.1 million for the six months ended June 30, 2008 and 2009, respectively.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

10. Commitments and Contingencies (Continued)

        Future minimum payments under capital leases at December 31, 2008, are as follows (in thousands):

Capital Lease Obligations
2009	$464
2010	164
2011	91
2012	69
2013	34

Total future minimum payments	822
Less portion representing interest	138

Present value of future minimum payments	684
Less current portion	393

Long-term obligations	$291

        Operating Leases—The Company has noncancelable operating lease agreements for office, research and development and manufacturing space in the United States, Canada, China and Korea. The Company also has operating leases for certain equipment and automobiles. These lease agreements expire at various dates through 2018 and certain of them contain provisions for extension on substantially the same terms as are in effect. Where leases contain escalation clauses, rent abatements, and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the lease term.

        Future minimum payments under operating leases consisted of the following at December 31, 2008 (in thousands):

Operating Leases
2009	$2,490
2010	1,272
2011	837
2012	239
2013	191
Thereafter	1,053

Total minimum lease payments	$6,082

        Rent expense incurred under all operating leases was $0.5 million, $1.1 million, and $2.1 million for the years ended December 31, 2006, 2007, and 2008, respectively.

        In May 2009, the Company entered into a long term lease for a new facility in Livonia, Michigan. The lease is for 291,000 square feet and has an initial term of ten years with two options to renew for five years

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

10. Commitments and Contingencies (Continued)

each. The Company's future minimum payments under this lease are expected to be $14.2 million over the initial term.

        Royalty Obligations—In December 2001, the Company entered into an exclusive worldwide license agreement with a university for certain technology developed by the university. As part of this agreement, the Company has agreed to pay royalties for sales of products using the licensed technology. The royalty payments include minimum guaranteed payments of $50,000 per year. In addition, as payment for this license, the Company issued 200,000 shares of the Company's common stock in December 2001. The term of the agreement shall remain in effect until the expiration of all issued patents. During the years ended December 31, 2006, 2007 and 2008, the Company paid royalties of $0.1 million, $0.1 million, and $0.2 million, respectively. During the six months ended June 30, 2008 and 2009, the Company paid royalties of $36,000 and $0.2 million, respectively.

        Additionally, under the terms of the license agreement, the Company is required to reimburse the university for certain legal fees related to the maintenance of the patents. For each of the years ended December 31, 2006, 2007 and 2008, the Company paid the university $0.1 million for patent legal fees and other related expenses, all of which are included in research and development expense in the accompanying consolidated statements of operations. The Company paid the university $29,000 and $0.1 million for the six months ended June 30, 2008 and 2009, respectively.

        Purchase Obligations—Purchase obligations include agreements or purchase orders to purchase goods or services that are enforceable and legally binding and specify all significant terms. Purchase obligations exclude agreements that are cancelable without penalty. As of December 31, 2008, the total outstanding purchase obligations were $14.7 million and will be settled within the next twelve months.

        Litigation—In November 2005, the Company received a letter asserting that it was infringing upon certain U.S. patents. In April 2006, the Company commenced an action in the United States District Court for the District of Massachusetts seeking a declaratory judgment that the patents in question were not infringed by the Company's products and that the patents claiming to be infringed upon are invalid. On September 11, 2006, a countersuit was filed against the Company and two of its business partners in the United States District Court for the Northern District of Texas alleging infringement of these patents. In October 2006 and January 2007, the U.S. Patent and Trademark Office (PTO) granted the Company's request for reexamination of the two patents. In January and February 2007, the two suits were stayed pending the reexamination. The reexaminations of the two patents were concluded on April 15, 2008 and May 12, 2009, respectively. The Company filed a motion to re-open the litigation in the United States District Court for the District of Massachusetts on June 11, 2009. On July 22, 2009, the Company was sent a proposed Second Amended Complaint which the complainant intends to seek leave to file in light of the PTO's reexaminations. The two suits continue to remain stayed at this time. The Company has agreed to indemnify two business partners for their legal costs in defending this litigation and any damages that may be awarded. The Company is unable to predict the outcome of this matter, and therefore no accrual has been established for this contingency.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

11. Product Warranties

        The Company provides for the estimated costs to fulfill customer warranty obligations upon the recognition of the related revenue. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, utilization levels, material usage, and supplier warranties on parts delivered to the Company. Should actual product failure rates, utilization levels, material usage, or supplier warranties on parts differ from the Company's estimates, revisions to the estimated warranty liability would be required.

        Product warranty activity, which is recorded in accrued expenses on the consolidated balance sheet, for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009 were as follows (in thousands):

	As of December 31,			June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Product warranty liability—beginning of period	$—	$521	$1,560	$1,560	$1,813
Accruals for new warranties issued (warranty expense)	521	1,039	1,180	573	797
Payments made (in cash or in kind)	—	—	(927)	(217)	(128)
Change in estimate of warranty liability	—	—	—	—	—

Product warranty liability—end of period	$521	$1,560	$1,813	$1,916	$2,482

12. Income Taxes

        The provision for income taxes consists of the following components (in thousands):

	2006	2007	2008
Current tax expense	$40	$379	$254
Deferred tax expense/(benefit)	—	(282)	21

	$40	$97	$275

        The Company's provision for income taxes consists primarily of foreign taxes.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

12. Income Taxes (Continued)

        Reconciling items from income tax computed at the statutory federal rate for the years ended December 31, 2006, 2007 and 2008, were as follows:

	2006	2007	2008
Federal income tax at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefits	6.3	4.9	4.2
Permanent adjustments	(3.1)	(1.0)	(1.2)
Net research and development and other tax credits	3.0	(0.9)	0.8
Valuation allowance	(39.8)	(32.0)	(34.9)
Foreign	(0.3)	(5.5)	(2.8)
Other	(0.4)	0.2	(0.4)

Effective tax rate	(0.3)%	(0.3)%	(0.3)%

        Significant components of the Company's deferred tax assets and liabilities as of December 31, 2007 and 2008 are as follows (in thousands):

	2007	2008
Net operating losses	$19,288	$41,826
Capitalized start-up costs	1,202	586
Deferred revenue	819	598
Credit carryforwards	933	1,697
Accruals and other	4,139	6,473
Depreciation	531	1,514
Amortization	(844)	189

Deferred tax assets before valuation allowance	26,068	52,883
Valuation allowance	(25,874)	(52,701)

Net deferred tax assets	$194	$182

        At December 31, 2008, the Company had $104.7 million of federal net operating losses, $107.4 million of state net operating losses and $1.9 million of credit carryforwards that expire at various dates through 2028. The valuation allowance increased by $9.9 million and $26.8 million during 2007 and 2008, respectively, due to the increase in the net deferred tax assets by the same amounts (primarily due to the increased net operating losses). The net deferred tax assets are classified as other assets in the Company's consolidated balance sheet.

        The Company has Chinese subsidiaries that may benefit from a tax holiday granted by the Chinese government at such time as they become profitable. The Company has benefited from tax attributes that will be utilized outside of the tax holiday resulting in a deferred tax asset of $0.2 million.

        Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be used annually to offset future taxable income. The amount of any annual limitation is determined based

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

12. Income Taxes (Continued)

upon the Company's value prior to an ownership change. The Company has not determined whether there has been such a cumulative change in ownership or the impact on the utilization of the loss carryforwards if such change has occurred.

        The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, all tax years 2002 through 2008 remain open to examination by U.S. federal, state and local, or non-U.S. tax jurisdictions.

        As of December 31, 2008, the Company has provided a liability for $0.6 million for uncertain tax positions related to various foreign income tax matters which are classified as other long-term liabilities in the Company's consolidated balance sheets. The uncertain tax positions as of December 31, 2008 exclude interest and penalties of $0.1 million which are classified as other long-term liabilities on the Company's consolidated balance sheets. Due to the Company's adoption of FASB Statement No. 141(R), all of these uncertain tax positions would impact the Company's effective tax rate, if recognized. The Company does not expect that the amounts of uncertain tax positions will change significantly within the next 12 months.

        A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

Balance at January 1, 2008	$860
Additions from acquisitions	—
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Settlements	(24)
Fluctuation in foreign exchange rates	(206)

Balance at December 31, 2008	$630

        The Company recognizes interest and penalties accrued related to uncertain tax positions in the provision for income taxes. During the year ended December 31, 2008 and the six months ended June 30, 2009, the Company recognized approximately $0.1 million and $14,000 in penalties and interest, respectively. The Company had approximately $0.1 million for the payment of penalties and interest accrued at June 30, 2009.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

13. Financing Arrangements

        Long-Term Debt—Long-term debt as of December 31, 2007 and 2008 and June 30, 2009 consisted of the following (in thousands):

	As of December 31,
			As of June 30, 2009
	2007	2008
			(Unaudited)
Note payable—related party	$1,101	$—	$—
T/J note payable	5	—	—
Term loan	2,045	8,547	13,673
Note payable	—	—	830
Enerland debt
Bond	1,515	—	—
Term loan 1	483	104	—
Term loan 2	—	1,192	1,169
Technology funds loan	214	152	117
Korean government loans	708	527	449

Total	6,071	10,522	16,238
Less amounts classified as current	4,072	4,629	7,058

Long-term debt	$1,999	$5,893	$9,180

        Note Payable—Related Party—In February 2005, the Company issued a $4.0 million note payable ("Note Payable") to a financial institution, which is also a preferred stockholder. The note is collateralized by certain of the Company's property and equipment, excluding all property and equipment located in China and Korea, assets acquired in connection with the acquisition of T/J Technologies, Inc. and acquired under capital leases. Under the terms of the Note Payable, the Company paid interest only for the first six months. The Note Payable accrued interest at 10.41% and was fully paid in 2008.

        In connection with the issuance of the Note Payable, the Company issued a warrant to purchase 67,000 shares of Series B Redeemable Convertible Preferred Stock ("Series B") at an exercise price of $2.08 per share (see Note 14). The warrant is immediately exercisable and expires in February 2012. A portion of the proceeds, equal to the relative fair value of the warrant, was allocated to the warrant, resulting in a debt discount of $0.1 million that was being accreted to the value of the Note Payable over its life. As of December 31, 2007 and 2008, the unamortized debt discount was $22,000 and $0, respectively.

        T/J Note Payable—In connection with the acquisition of T/J Technologies, Inc., the Company assumed an outstanding note payable (the "T/J Note Payable"). The T/J Note Payable was payable in monthly installments of principal and interest of $2,000 through February 2008 and bears interest at 5%. This note was paid in full in February 2008.

        Term Loan—In August 2006, the Company entered into an agreement for a term loan of $3.0 million (the "Term Loan"). Each advance under the Term Loan is repayable over a 36-month period and all advances must be made within one year of the date of the agreement. The Term Loan is payable in monthly principal and interest installments of $0.1 million through December 2009. The Term Loan accrues interest at 12.4%.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

13. Financing Arrangements (Continued)

        On September 24, 2008, the Company entered into a term loan modification agreement to the Term Loan for $15.0 million with minimum advances of $0.5 million. On November 3, 2008, the Company received a $7.5 million advance. The $7.5 million is repayable over a 36-month period and the interest rate is prime (3.25% at June 30, 2009) plus 0.75%. On April 7, 2009, May 6, 2009 and June 18, 2009, the Company received advances on the Term Loan of $2.5 million, $3.0 million and $1.0 million, respectively. Each advance is repayable over a 36-month period and the interest rate is prime (3.25% at June 30, 2009) plus 0.75%. As of June 30, 2009, there was $1.0 million remaining under the Term Loan available for future advances.

        The Term Loan and loan modification require the Company to comply with certain financial covenants, which include a minimum liquidity ratio calculation. The loan agreements are collateralized by all assets of the Company, excluding intellectual property, property and equipment owned as of December 31, 2005 and certain equipment located in China.

        Note Payable—On April 17, 2009, the Company entered into a $0.8 million promissory note with a vendor for consulting services performed. The promissory note is due by December 31, 2009 and accrues interest at 4.0%. In the event that the Company completes certain financing or funding arrangements or completes an initial public offering of securities pursuant to the Securities Act of 1933, the promissory note becomes immediately due and payable.

        Enerland debt—The Company has the following outstanding obligations for its Enerland subsidiary:

  •
  Bond—On October 22, 2004, the Company's Enerland subsidiary issued a bond for $1.5 million to a financial institution with a guaranteed interest rate of 10%. The maturity date on the bond was October 22, 2008. However, the Company repaid the bond in full during the first quarter of 2008.

  •
  Term loan 1—Enerland entered into two secured loan agreements with a financial institution which matured in September 2008 and June 2009 to borrow approximately $0.9 million. The weighted average interest rate for the loans for 2008 was 4.47%. Enerland was provided with repayment guarantees from Kibo Technology Fund, a Korean technical guarantee agency for small business, in relation to these loan agreements.

  •
  Term loan 2—On March 5, 2008, the Company entered into two loan agreements with a financial institution in the amounts of $1.3 million and $0.3 million which mature in 2010. The loans have a variable interest rate. The weighted average interest rate for the loans as of June 30, 2009 was 8.07%.

  •
  Technology funds loan—The Company has a technology funds loan agreement amounting to $0.2 million with a variable interest rate. The weighted average interest rate for 2008 was 5.25%. The loan matures in August 2011.

  •
  Korean government loans—As part of the Korean government's initiative to promote and encourage the development of start-up companies in certain high technology industries, high technology start-up companies with industry leading technology or products are eligible for government loans. Certain grants are refundable, depending on the successful development and commercialization of

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

13. Financing Arrangements (Continued)

    the technology or products, and a company receiving such government grant is required to refund between 20% to 30% of the grants received for such development.

        Future principal payments due under the long-term debt agreements at December 31, 2008 are as follows (in thousands):

Years Ending December 31
2009	$4,629
2010	2,647
2011	2,641
2012	417
2013	188

Total future minimum payments	10,522
Less current portion	4,629

Long-term portion	$5,893

        Revolving Credit Facilities—In September 2008, the Company entered into a loan modification agreement which increased the LOC with a financial institution that is also a preferred stockholder from $5.0 million, as agreed to in August 2006, to $8.0 million. The LOC bears interest at prime (3.25% at June 30, 2009) payable monthly. The outstanding balance at December 31, 2007 was $3.7 million. The outstanding balance at December 31, 2008 and June 30, 2009 was $8.0 million. The LOC has a maturity date of September 24, 2010, and the Company is required to comply with the same financial covenants required under the Term Loan mentioned above.

14. Stock Warrants

        In 2002, in connection with a debt arrangement, the Company issued a warrant for the purchase of up to 23,000 shares of Series A Redeemable Convertible Preferred Stock ("Series A") at an exercise price of $1.00 per share. The warrant was immediately exercisable and was due to expire in July 2007. Prior to expiration, the warrant was exercised by means of a cashless exercise which resulted in 12,000 shares of Series A being issued. As discussed in Note 2, the Company accounts for warrants to acquire the Company's redeemable convertible preferred stock as liabilities recorded at fair value. The fair value of the warrant as of December 31, 2006 was estimated to be $21,000 using the Black-Scholes option pricing model. The fair value of the warrant as of the date of exercise was estimated to be $0.1 million using the Black-Scholes option pricing model. Upon exercise and issuance of the Series A shares, the fair value of the warrant of $0.1 million was recorded as an increase in the carrying value of the Series A.

        In 2005, in connection with the Note Payable (see Note 13), the Company issued a warrant to purchase 67,000 shares of Series B Redeemable Convertible Preferred Stock ("Series B") at an exercise price of $2.08 per share. The warrant is immediately exercisable and expires in February 2012. The Company estimated the initial fair value of the warrant as of the date of grant to be $118,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 4.19%, (ii) life of seven years, (iii) volatility of 100%, and (iv) no expected dividends.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

14. Stock Warrants (Continued)

        In connection with the Term Loan (see Note 13), the Company issued a warrant to purchase 59,000 shares of Series C Redeemable Convertible Preferred Stock ("Series C") at an exercise price of approximately $3.37 per share. The warrant is immediately exercisable and expires in August 2013. The Company has estimated the initial fair value of the warrant to be $0.1 million using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 4.9%, (ii) life of seven years, (iii) volatility of 70%, and (iv) no expected dividends. As of December 31, 2007 and 2008, the unamortized deferred financing cost was $29,000 and $0, respectively.

        At December 31, 2007 and 2008 and June 30, 2009, the fair value of each of the above warrants using the Black-Scholes option-pricing model and underlying assumptions used in the model were as follows:

	December 31,
					June 30, 2009
	2007		2008
	Series B Warrant	Series C Warrant	Series B Warrant	Series C Warrant	Series B Warrant	Series C Warrant
					(Unaudited)
Warrant valuation (in thousands)	$364	$300	$514	$436	$546	$454

Risk-free rate	3.45%	3.45%	1.00%	1.55%	1.84%	2.82%
Life (years)	4.2	5.6	3.2	4.6	2.7	4.1
Volatility	60%	60%	81%	81%	84%	76%
Expected dividends	—%	—%	—%	—%	—%	—%

15. Stock-Based Compensation

        The Board of Directors has adopted, and the Company's stockholders have approved, the A123 Systems, Inc. 2001 Stock Incentive Plan (the "Plan"), which provides for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company's employees, officers, directors, and outside consultants to purchase up to an aggregate of 11,700,000 shares of the Company's common stock. On August 23, 2007, February 8, 2008 and April 2008, the Company's Board of Directors and stockholders approved increasing the shares in the Plan from 7,200,000 to 9,700,000, from 9,700,000 to 11,700,000 and from 11,700,000 to 13,700,000, respectively. The stock options generally vest over a four-year period and expire 10 years from the date of grant. Upon option exercise, the Company issues shares of common stock. As of December 31, 2008 and June 30, 2009, the Company had 625,000 and 593,000 stock options available for future grant under the Plan, respectively.

        As discussed in Note 2, the Company adopted FASB Statement No. 123R effective January 1, 2006. Prior to this date, stock options were accounted for either under APB Opinion No. 25 (employee and director awards) or FASB Statement No. 123 (nonemployee awards). The following table presents stock-

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

15. Stock-Based Compensation (Continued)

based compensation expense included in the Company's consolidated statement of operations (in thousands):

	December 31,			June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Cost of sales	$27	$113	$485	$213	$747
Research and development	67	589	2,493	1,294	1,940
Sales and marketing	22	183	437	194	344
General and administrative	838	681	1,093	498	1,003

Total	$954	$1,566	$4,508	$2,199	$4,034

        The Company has capitalized an immaterial amount of stock-based compensation as a component of inventory.

        The following table summarizes all stock option activity for the year ended December 31, 2008 and the six months ended June 30, 2009:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding—January 1, 2008	6,605	$2.63	8.40	$18,885

Granted	2,041	9.10
Exercised	(357)	0.39
Forfeited	(84)	6.47

Outstanding—December 31, 2008	8,205	$4.30	7.73	$38,594

Granted (unaudited)	2,236	9.48
Exercised (unaudited)	(35)	0.69
Forfeited (unaudited)	(161)	6.76

Outstanding—June 30, 2009 (unaudited)	10,245	$5.40	7.88	$46,054

Vested or expected to vest—December 31, 2008	7,499	$4.08	7.66	$36,553
Vested or expected to vest—June 30, 2009 (unaudited)	9,376	$5.23	7.81	$43,539
Options exercisable—December 31, 2008	3,481	$1.52	6.78	$24,839
Options exercisable—June 30, 2009 (unaudited)	4,732	$2.67	6.72	$33,725

        The Company has estimated the fair value of stock options granted to employees since January 1, 2006 using the Black-Scholes option-pricing model and assumptions as to the fair value of the common stock on the grant date, expected term, expected volatility, risk-free rate of interest and an assumed dividend yield.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

15. Stock-Based Compensation (Continued)

        In determining the exercise prices for awards and options granted, the Company's Board of Directors has considered the fair value of the common stock as of the date of grant. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including, but not limited to, the prices for the Company's redeemable convertible preferred stock sold to outside investors in arm's-length transactions, the rights, preferences and privileges of that redeemable convertible preferred stock relative to those of the Company's common stock, the Company's operating and financial performance, the hiring of key personnel, the introduction of new products, the Company's stage of development and revenue growth, the lack of an active public market for common and preferred stock, industry information such as market growth and volume, the performance of similarly-situated companies in the Company's industry, the execution of strategic and development agreements, the risks inherent in the development and expansion of our products and services, the prices of our common stock sold to outside investors in arm's-length transactions, and the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given prevailing market conditions and the nature and history of the Company's business.

        The Company derived the risk-free interest rate assumption from the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted average expected life of options using the simplified method as prescribed by the SEC's Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payment. This decision was based on the lack of relevant historical data due to the Company's limited operating experience. In addition, due to the Company's limited historical data, the estimated volatility also reflects the application of SAB No. 107, incorporating the historical volatility of comparable companies with publicly-available share prices. FASB Statement No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company utilized its historical forfeitures to estimate its future forfeiture rate at 11% for nonexecutive awards for 2007 and 2008, and for the six months ended June 30, 2009. The Company estimated its future forfeiture rate would be 0% for stock options granted to executives based upon its historical and expected forfeitures. Prior to adoption of FASB Statement No. 123R, the Company accounted for forfeitures of stock option grants as they occurred.

        The Black-Scholes model assumptions for the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009 are as follows:

	December 31,		June 30,
	2007	2008	2009
			(Unaudited)
Risk-free interest rate	4.5 - 4.7%	3.0 - 3.4%	2.7 - 3.2%
Expected life	6.07 years	6.14 years	6.25 years
Expected volatility	63%	66%	73%
Expected dividends	0%	0%	0%

        The weighted average grant date fair value of options granted during the years ended December 31, 2006, 2007 and 2008 and during the six months ended June 30, 2009 were $1.03, $5.04, $9.10 and $9.48,

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

15. Stock-Based Compensation (Continued)

respectively. The intrinsic value of options exercised during the years ended December 31, 2007 and December 31, 2008 and the six months ended June 30, 2009 was $0.7 million, $3.7 million, and $4.7 million, respectively. There was no intrinsic value of options exercised during the year ended December 31, 2006.

        As of December 31, 2008, there was $16.0 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.73 years.

        The Company received $0.1 million, $0.1 million, and $24,000 in cash from option exercises during the years ended December 31, 2007 and 2008, and the six months ended June 30, 2009, respectively.

        During the years ended December 31, 2006, 2007, and 2008, the Company granted stock options to purchase 8,000, 26,000, and 10,000 shares, respectively, of common stock at exercise prices that range from $0.21 per share to $5.49 per share to certain advisors (nonemployees) of the Company in consideration of services being performed. These options vest as services are provided over various periods from immediately to four years.

        The Company has estimated the fair value of options issued to non-employees using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2007	2008
Risk-free interest rate	4.55%	4.55%	4.60%
Expected life	10 years	10 years	10 years
Expected volatility	70%	63%	77%
Expected dividends	0%	0%	0%

        The assumptions used to determine the fair value of the nonemployee awards were derived in a similar manner as described above for employee awards, except that the expected life of nonemployee awards are the stated contractual terms and the Company did not assume any forfeitures. These stock options are subject to variable accounting over the service period, which is expected to be the vesting period, as the measurement date for these nonemployee stock options is the date when the services have been completed. During the years ended December 31, 2006, 2007 and 2008, the Company recorded $6,000, $0.1 million and $14,000, respectively, of stock-based compensation expense related to these options. There was no compensation expense related to these options recorded during the six months ended June 30, 2009.

        During the year ended December 31, 2008, the Company issued five restricted stock awards for a total of 24,000 shares of restricted common stock to certain advisors (nonemployees) of the Company in consideration of services being performed. These awards were fully vested upon grant, and the Company recognized $0.3 million of stock-based compensation expense related to these awards during the year ended December 31, 2008.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

16. Redeemable Convertible Preferred Stock

        The following is a summary of the Company's redeemable convertible preferred stock (in thousands, except per share data):

	As of December 31,
			As of June 30, 2009
	2007	2008
			(Unaudited)
Redeemable convertible preferred stock, $0.001 par value—57,660 shares authorized:
Series A—8,312 shares designated, issued and outstanding at December 31, 2007 and 2008 and June 30, 2009 (liquidation and redemption value of $8,312)	$8,373	$8,375	$8,377
Series A-1—2,925 shares designated, issued and outstanding at December 31, 2007 and 2008 and June 30, 2009 (liquidation and redemption value of $4,388)	4,344	4,352	4,356
Series B—9,691 shares designated, 9,624 shares issued and outstanding at December 31, 2007 and 2008 and June 30, 2009 (liquidation and redemption value of $20,018)	19,995	19,996	19,996
Series C—9,047 shares designated, 8,988 shares issued and outstanding at December 31, 2007 and 2008 and June 30, 2009 (liquidation and redemption value of $30,290)	30,276	30,281	30,283
Series D—10,670 shares designated, issued and outstanding at December 31, 2007 and 2008 and June 30, 2009 (liquidation and redemption value of up to $104,990 and $69,993, respectively)	69,926	69,941	69,948
Series E—6,153 shares designated, issued and outstanding at December 31, 2008 and June 30, 2009 (liquidation and redemption value of up to $102,071)	—	102,009	102,016
Series F—10,862 shares designated, issued and outstanding at June 30, 2009 (liquidation and redemption value of up to $99,886)	—	—	99,596

Total redeemable convertible preferred stock	$132,914	$234,954	$334,572

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

16. Redeemable Convertible Preferred Stock (Continued)

        The following is the activity of the Company's redeemable convertible preferred stock for the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009 (in thousands):

	Redeemable Convertible Preferred Stock
	Series A		Series A-1		Series B		Series C		Series D		Series E		Series F
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Total
BALANCE— January 1, 2007	8,300	$8,288	2,925	$4,333	9,624	$19,993	8,988	$30,270	—	$—	—	$—	—	$—	$62,884
Sale of series D redeemable convertible preferred stock, net of issuance costs of $87	—	—	—	—	—	—	—	—	10,670	69,913	—	—	—	—	69,913
Exercise of series A warrant	12	82	—	—	—	—	—	—	—	—	—	—	—	—	82
Accretion of redeemable convertible preferred stock to redemption value	—	3	—	11	—	2	—	6	—	13	—	—	—	—	35

BALANCE—December 31, 2007	8,312	8,373	2,925	4,344	9,624	19,995	8,988	30,276	10,670	69,926	—	—	—	—	132,914
Sale of series E redeemable convertible preferred stock, net of issuance costs of $88	—	—	—	—	—	—	—	—	—	—	6,153	101,998	—	—	101,998
Accretion of redeemable convertible preferred stock to redemption value	—	2	—	8	—	1	—	5	—	15	—	11	—	—	42

BALANCE—December 31, 2008	8,312	8,375	2,925	4,352	9,624	19,996	8,988	30,281	10,670	69,941	6,153	102,009	—	—	234,954
Sale of series F redeemable convertible preferred stock, net of issuance costs of $316	—	—	—	—	—	—	—	—	—	—	—	—	10,862	99,590	99,590
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	1	—	4	—	1	—	2	—	6	—	8	—	6	28

BALANCE—June 30, 2009 (unaudited)	8,312	$8,376	2,925	$4,356	9,624	$19,997	8,988	$30,283	10,670	$69,947	6,153	$102,017	10,862	$99,596	$334,572

        During the first and third quarters of 2007, the Company issued 6.1 million shares and 4.6 million shares, respectively, of Series D at $6.56 per share for gross proceeds of $40.0 million and $30.0 million, respectively. The total direct costs related to the issuance of Series D were $0.1 million.

        During the second quarter of 2008, the Company issued 6.2 million shares of Series E at $16.59 per share, for gross proceeds of $102.1 million. The total direct costs related to the issuance of Series E were $0.1 million.

        During the second quarter of 2009, the Company authorized and issued 10.9 million shares of Series F at $9.20 per share, for gross proceeds of $99.9 million. The total direct costs related to the issuance of Series F was approximately $0.3 million.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

16. Redeemable Convertible Preferred Stock (Continued)

        The rights and preferences at December 31, 2008 of the Series A, Series A-1, Series B, Series C, Series D, Series E and Series F (collectively, the "Updated Senior Preferred Stock") are as follows:

  •
  Voting Rights—Series A, Series A-1, Series B, Series C, Series D, Series E and Series F stockholders are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible.

  •
  Dividends—Series A, Series A-1, Series B, Series C, Series D, Series E and Series F stockholders are entitled to receive dividends, when and if declared by the Board of Directors. Since inception, no dividends have been declared.

  •
  Liquidation Rights—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of the Updated Senior Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any distribution payments are made to the holders of Series B-1 or common stock, in an amount equal to $1.00 per share in the case of the Series A, $1.50 per share in the case of the Series A-1, $2.08 per share in the case of the Series B, $3.37 per share in the case of the Series C, $6.56 per share in the case of the Series D, $16.59 per share in the case of the Series E and $9.20 per share in the case of the Series F.

  If the amounts available for distribution to stockholders (the "Liquidation Amounts") are greater than $490.0 million, after distribution payments are made to the holders of the Updated Senior Preferred Stock, but before any payments are made to the holders of Series B-1 or common stock, the holders of Series D and Series F shall be entitled to be paid additional amounts out of the assets of the Company available for distribution to its stockholders in an amount equal to a pro rata portion (based on the aggregate number of shares of Series D and Series F held by such holders) of 75% of the difference between the Liquidation Amounts and $490.0 million, up to $3.28 per share in the case of the Series D and $4.60 per share in the case of the Series F.

  •
  Conversion—Each share of Series A, Series A-1, Series B, Series C, Series D and Series F is convertible into one share of common stock at any time. Each share of Series E is convertible into 1.38 shares of common stock at any time. Each share of Series A, Series A-1, Series B, Series C, Series D, Series E and Series F will automatically convert into common stock (the "Automatic Conversion") upon the completion of a public stock offering with aggregate net proceeds of at least $40.0 million (an "Updated Qualifying Public Offering") at a price per share of $8.00, or upon an election from the holders of at least two-thirds of the Updated Senior Preferred Stock.

    The Automatic Conversion shall not apply to the Series D unless effected upon the completion of an Updated Qualifying Public Offering with a price per share of at least $8.00, in connection with certain liquidation events or with the consent of holders of 71% of the Series D.

    The Automatic Conversion shall not apply to the Series E unless effected upon the completion of an Updated Qualifying Public Offering with a price per share of at least $8.60, in connection with certain liquidation events or with the consent of holders of 68% of the Series E. In the event the Company issues shares of common stock in an Updated Qualifying Public Offering or private placement at a price per share of less than $12.01, the conversion rate at which the shares of Series E convert into shares of common stock shall be adjusted based on a weighted-average

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

16. Redeemable Convertible Preferred Stock (Continued)

    dilution formula such that each share of Series E shall convert into more than 1.38 shares of common stock.

    The Automatic Conversion shall not apply to the Series F unless effected upon the completion of an Updated Qualifying Public Offering, in connection with certain liquidation events or with the consent of holders of 66 2/3% of the Series F. In the event the Company issues shares of common stock in an Updated Qualifying Public Offering at a price per share of less than $11.50, the conversion rate at which the shares of Series F convert into shares of common stock (the "Series F Conversion Rate") shall be adjusted based on a formula such that each share of Series F shall convert into more than one share of common stock. In connection with certain liquidation events resulting in proceeds to the stockholders of the Company of less than $650 million, the Series F Conversion Rate shall be adjusted such that each share of Series F shall convert into 1.45 shares of common stock. In the event the Company issues shares of common stock in a private placement at a price per share less than $9.20, then the Series F Conversion Rate shall be adjusted such that each share of Series F shall convert into more than one share of common stock. If the price per share of such private placement is greater than $6.33 but less than $9.20, then the Series F Conversion Rate shall be adjusted based on a full-ratchet dilution formula; if the price per share of such private placement is less than or equal to $6.33, then the Series F Conversion Rate shall be adjusted based on a combination of a full-ratchet dilution formula and a weighted-average dilution formula.

  •
  Redemption—At any time on or after May 27, 2014, upon the written request of the holders of at least two-thirds of the then-outstanding Updated Senior Preferred Stock, voting as a single class, the Company shall redeem all outstanding shares of Series A, Series A-1, Series B, Series C, Series D, Series E and Series F in cash, at the redemption price equal to $1.00, $1.50, $2.08, $3.37, $6.56, $16.59 and $9.20 per share, respectively, plus any declared but unpaid dividends in three annual installments. The Company is accreting the redeemable convertible preferred stock to redemption value over the period, such that the carrying amounts of the securities will equal the redemption amounts at the earliest redemption date.

17. Redeemable Common Stock

        In January and February 2008, the Company issued 693,000 and 900,000 shares of common stock to investors, respectively, at $7.22 per share, for gross proceeds of $11.5 million. The issuance of the common stock was pursuant to a subscription agreement. Under certain circumstances, purchasers may redeem this common stock from the Company at the original issuance price of $7.22 per share. At any time following the later of January 24, 2013 and the date on which all shares of the Company's Preferred Stock, $.001 par value per share, have been either redeemed by the Company or converted into shares of the Company's common stock, a holder of the redeemable common stock may make a request for redemption. If the Company does not have sufficient funds legally available to redeem all of the redeemable common stock, the Company shall redeem the maximum shares of redeemable common stock permissible out of funds legally available and shall redeem the remaining shares of redeemable as soon as practicable. The redemption right of the redeemable common stock terminates upon an effective registration statement filed by the Company under the Securities Act of 1933 in connection with a public stock offering.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

18. Stockholders' Deficit

        Series B-1 Convertible Preferred Stock—In January 2006, the Company issued 1.5 million shares of Series B-1 in connection with the acquisition of T/J Technologies, Inc. with a fair value at the date of acquisition of $5.2 million. Series B-1 is not redeemable. The rights and preferences of the Series B-1 are as follows:

  •
  Voting Rights—Series B-1 stockholders are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible.

  •
  Dividends—Series B-1 stockholders are entitled to receive dividends, when and if declared by the Board of Directors. Since inception through December 31, 2008, no dividends have been declared.

  •
  Liquidation Rights—If after all preferential payments to Senior Preferred Stock have been paid, the holders of Series B-1 shall be entitled to be paid out of the assets of the corporation available for distribution to its stockholders before any payment shall be made to the holders of common stock an amount equal to $3.33 per share plus any dividends declared but unpaid at the date of liquidation.

  •
  Conversion—Each share of Series B-1 is convertible into one share of common stock at any time. Each share of preferred stock will automatically convert into common stock upon the completion of a Qualifying Public Offering or upon an election from the holders of at least two-thirds of the Senior Preferred Stock.

        Issuance of Common Stock—In February 2008, the Company issued 693,000 shares of common stock at $7.22 per share, for gross proceeds of approximately $5.0 million. The purchaser of the common stock is a customer of the Company.

        Reserved Shares of Common Stock—The Company has reserved the following number of shares of common stock as of December 31, 2008, for the potential conversion of outstanding preferred stock, the exercise of warrants on Senior Preferred and Common Stock, and the exercise of stock options (in thousands):

Series A	8,312
Series A-1	2,925
Series B	9,624
Series B-1	1,493
Series C	8,988
Series D	10,670
Series E	6,153
Common stock options	8,205
Series B warrants	67
Series C warrants	59
Warrants to purchase common stock	45

Total	56,541

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

19. Related-party Transactions

        Technology License from a University—The Company has licensed certain technology from a university which is also a holder of Series A and common stock. Under the terms of the license agreement, the Company has paid royalties of $0.1 million, $0.1 million, $0.2 million, and $0.2 million for the years ended December 31, 2006, 2007, and 2008 and for the six months ended June 30, 2009, respectively. The Company also participates in grant programs offered by the university for the collaborative development of battery technology.

        Transactions with Holders of Common and Preferred Stock—The Company has ongoing business relationships with a stockholder and certain of its affiliates who collectively own more than ten percent of the Company's outstanding stock. The relationships, which are independent of each other, consist of (i) a $4.0 million Note Payable (see Note 13) and (ii) professional services to assist the Company in the design and development of various battery systems for the transportation sector. During the years ended December 31, 2006, 2007 and 2008, the Company recorded interest expense related to the Note Payable of $0.3 million, $0.2 million and $39,000, respectively. The Company recorded no interest expense related to the Note Payable during the six months ended June 30, 2009 because the Note was paid in full as of December 31, 2008. Payments made by the Company to the affiliate of the stockholder for the professional services amounted to $4.8 million for the year ended December 31, 2008. The Company made no payments to the affiliate of the stockholder for the six months ended June 30, 2009. The balance due to the affiliate of the stockholder for the professional services agreement as of June 30, 2009 was $0.4 million.

        Loans from Holders of Preferred Stock—During 2006, the Company entered into an $8.0 million credit agreement, including a $3.0 million Term Loan and a $5.0 million line of credit, with a holder of Series C and warrants for Series C. In 2008, the Company increased the Term Loan by $15.0 million and raised the line of credit to $8.0 million.

        In November of 2008, subsequent to the loan modification (see Note 13), the Company received a $7.5 million advance against the Term Loan which is payable over a 36-month period and the interest rate is prime (3.25% at June 30, 2009) plus 0.75%. On April 7, 2009, May 6, 2009 and June 18, 2009, the Company received advances on the Term Loan of $2.5 million, $3.0 million and $1.0 million, respectively. Each advance is repayable over a 36-month period and the interest rate is prime (3.25% at June 30, 2009) plus 0.75%. There is $1.0 million remaining under the term loan available for future advances and the line of credit has been fully drawn against.

        During the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009, the Company recorded interest expense related to this credit agreement of $0.5 million, $0.5 million, and $0.4 million, respectively.

20. Subsequent Events

        In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company has evaluated the period from June 30, 2009, the date of the financial statements, through August 19, 2009, the date of the issuance and filing of the financial statements, and has determined that no material subsequent events have occurred that would affect the information presented in these financial statements or require additional disclosure.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2009 and for the six months ended

June 30, 2008 and 2009 is unaudited)

20. Subsequent Events (Continued)

        In August 2009, the U.S. government announced that we have been selected to receive a $249.1 million grant award under the Department of Energy Battery Initiative to support the Company's manufacturing expansion. Under the DOE Battery Initiative, the Company will be required to spend up to one dollar of its own funds for every incentive dollar the Company receives. The specific terms and conditions applicable to grant award are not currently known by the Company, and, once disclosed, are subject to change and negotiation with the federal government.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The expenses (other than underwriting discounts and commissions) payable by us in connection with this offering are as follows:

Amount
Securities and Exchange Commission registration fee	$11,533
Financial Industry Regulatory Authority fee	26,341
NASDAQ Global Market listing fee	150,000
Accountants' fees and expenses	3,444,082
Legal fees and expenses	1,800,000
Transfer agent's fees and expenses	15,000
Printing and engraving expenses	500,000
Miscellaneous	291,930

Total expenses	$6,238,886

    *
    To be filed by amendment.

        All expenses are estimated except for the Securities and Exchange Commission fee and the Financial Industry Regulatory Authority fee.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

        Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

        Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we don't assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

        We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

        The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding securities issued by us within the past three years. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. No underwriters were involved in any such sales.

  (a) Equity Issuances

  •
  On April 3, 2009 and May 27, 2009, we sold an aggregate of 10,862,226 shares of our series F convertible preferred stock to 29 accredited investors at a purchase price of $9.20 per share for aggregate proceeds of $99.9 million.

  •
  On May 6, 2008, May 30, 2008 and June 16, 2008, we sold an aggregate of 6,152,553 shares of our series E convertible preferred stock to 15 accredited investors at a purchase price of $16.59 per share for aggregate proceeds of $102.1 million.

  •
  On February 11, 2008, we sold 692,520 shares of our common stock to one purchaser at a purchase price of $7.22 per share for proceeds of $5.0 million.

  •
  On February 8, 2008, we sold 900,277 shares of our common stock to one purchaser at a purchase price of $7.22 per share for proceeds of $6.5  million.

  •
  On January 11, 2008, we sold 692,520 shares of our common stock to one purchaser at a purchase price of $7.22 per share for proceeds of $5.0 million.

  •
  On September 28, 2007, we sold 100,000 shares of restricted common stock to one purchaser at a purchase price of $6.56 per share for proceeds of $656,000.

  •
  On August 14, 2007, August 13, 2007, August 7, 2007, August 3, 2007, February 1, 2007, January 30, 2007 and January 24, 2007, we sold an aggregate of 10,669,708 shares of our series D convertible preferred stock to 28 purchasers at a purchase price of $6.56 per share for aggregate proceeds of $70 million.

  •
  On July 19, 2007, we issued 12,087 shares of our series A preferred stock to Comerica Bank upon the cashless exercise of a warrant to purchase up to 15,000 shares of our common stock at $1.00 per share.

  •
  On February 1, 2006 and January 30, 2006, we sold an aggregate of 8,899,395 shares of our series C convertible preferred stock to 22 purchasers at a purchase price of $3.37 per share for aggregate proceeds of $30 million.

  •
  On August 4, 2006, we sold 88,994 shares of our series C convertible preferred stock to Gold Hill Venture Lending 03, L.P., or Gold Hill, at a purchase price of $3.37 per share for aggregate proceeds of $300,000.

  (b) Warrants

  •
  On February 8, 2008, we issued a warrant to purchase up to 45,000 shares of our common stock at an exercise price of $8.15 per share to Skadden, Arps, Slate, Meagher & Flom LLP, as consideration for services rendered.

  •
  On August 2, 2006, we issued warrants to purchase up to an aggregate of 59,330 shares of our series C convertible preferred stock at an exercise price of $3.37 per share to Silicon Valley Bank and Gold Hill in connection with a debt financing.

  (c) Acquisition

  •
  On May 12, 2006 and January 9, 2006, we issued an aggregate of 1,499,992 shares of our series B-1 convertible preferred stock to 26 stockholders of T/J Technologies, Inc., a company that we acquired through a merger.

  (d) Options and Restricted Stock under 2001 Plan

  •
  From the period beginning January 1, 2006 through August 31, 2009, we have issued an aggregate of 115,456 shares of restricted common stock, which were issued either (i) at prices ranging from $5.49 to $11.69 per share or (ii) for services rendered, to certain of our employees and consultants pursuant to our 2001 Plan.

  •
  From the period beginning January 1, 2006 through August 31, 2009, we have granted stock options to purchase an aggregate of 9,187,176 shares of our common stock with exercise prices ranging from $0.10 to $13.28 per share, to employees, directors and consultants pursuant to our 2001 Plan. An aggregate of 1,035,772 shares have been issued upon the exercise of stock options for an aggregate consideration of $383,691 as of August 31, 2009. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

        The securities described in paragraphs (a), (b) and (c) of this Item 15 were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and, in certain cases, in reliance on Regulation D promulgated thereunder. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

        The securities described in paragraph (d) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants in reliance on the exemptions provided by either Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act.

        All securities described in this Item 15 are deemed restricted securities for purposes of the Securities Act. The instruments representing such issued securities included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

        The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown, Commonwealth of Massachusetts, on this 9th day of September, 2009.

A123 SYSTEMS, INC.
By:	/s/ DAVID P. VIEAU David P. Vieau, Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ DAVID P. VIEAU David P. Vieau	Chief Executive Officer and Director (principal executive officer)	September 9, 2009
/s/ MICHAEL RUBINO Michael Rubino	Chief Financial Officer (principal financial and accounting officer)	September 9, 2009
* Gururaj Deshpande	Director	September 9, 2009
* Arthur L. Goldstein	Director	September 9, 2009
* Gary E. Haroian	Director	September 9, 2009
* Paul E. Jacobs	Director	September 9, 2009
* Mark M. Little	Director	September 9, 2009

Signature	Title	Date

* Jeffrey P. McCarthy	Director	September 9, 2009
* Gilbert Neal Riley, Jr.	Director	September 9, 2009

*By:	/s/ ERIC J. PYENSON Eric J. Pyenson Attorney- in- Fact

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Underwriting Agreement.
3.1	Thirteenth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2**	Form of Restated Certificate of Incorporation of the Registrant to be filed promptly following the closing of this offering.
3.3**	Amended and Restated By-laws of the Registrant, as currently in effect.
3.4**	Form of Second Amended and Restated By-laws of the Registrant, to be effective upon the closing of the offering.
4.1	Specimen Stock Certificate evidencing the shares of common stock.
5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.
10.1**	2001 Stock Incentive Plan, as amended.
10.2**	Form of Management Incentive Stock Option Agreement under 2001 Stock Incentive Plan.
10.3**	Form of Management Nonstatutory Stock Option Agreement under 2001 Stock Incentive Plan.
10.4**	Form of Director Nonstatutory Stock Option Agreement under 2001 Stock Incentive Plan.
10.5**	2009 Stock Incentive Plan.
10.6**	Form of Management Incentive Stock Option Agreement under 2009 Stock Incentive Plan.
10.7**	Form of Management Nonstatutory Stock Option Agreement under 2009 Stock Incentive Plan.
10.8	Lease Agreement, dated September 15, 2008, between Jijun Company and Enerland Co., Ltd.
10.9**	Lease, dated June 1, 2004, between President and Fellows of Harvard College and the Registrant, as amended by the First Amendment to Lease, dated February 9, 2007.
10.10**	Lease Agreements, dated July 30, 2007, between O'Brien Investment Partners, LLC and the Registrant.
10.11**	Lease Contract, dated March 2, 2008, between Changzhou Wujin Materials Recovery Co., Ltd. and A123 Systems (China) Co., Ltd.
10.12	Lease Contract, dated December 31, 2008, between Jiangsu Dagang Co., Ltd. and A123 Systems (Zhenjiang) Co., Ltd.
10.13	Lease Contract of Workshop, dated March 1, 2009, between Changzhou Hi-Tech District EP2 Investment & Development Co., Ltd. and A123 Systems (China) Materials Co., Ltd.
10.14	Lease Agreement, dated February 13, 2009, between Hyundai J. Comm Co., Ltd. and Enerland Co., Ltd.
10.15**	Seventh Amended and Restated Investor Rights Agreement among the Registrant, the Founders and the Purchasers, dated as of April 3, 2009.

Exhibit Number	Description of Exhibit
10.16†**	Agreement, dated May 16, 2007, between BAE Systems Controls Inc. and the Registrant.
10.17**

Term Loan and Security Agreement, dated August 2, 2006, among Silicon Valley Bank, Gold Hill Venture Lending 03, L.P. and the Registrant, as amended by the First Loan Modification Agreement, dated July 10, 2007, the Second Loan Modification Agreement, dated September 24, 2008, and the Third Loan Modification Agreement, dated March 16, 2009.

10.18**	Warrant to Purchase 7,416 shares of Series C Convertible Preferred Stock, dated August 2, 2006, issued to Silicon Valley Bank by the Registrant.
10.19**	Warrant to Purchase 41,531 shares of Series C Convertible Preferred Stock, dated August 2, 2006, issued to Silicon Valley Bank by the Registrant.
10.20**	Warrant to Purchase 10,383 shares of Series C Convertible Preferred Stock, dated August 2, 2006, issued to Gold Hill Venture Lending 03, L.P. by the Registrant.
10.21	[Removed]
10.22**	Warrant to Purchase 67,366 shares of Series B Convertible Preferred Stock, dated February 24, 2005, issued to Heller Financial Leasing, Inc. by the Registrant.
10.23**	Warrant to Purchase 45,000 shares of Common Stock, dated February 8, 2008, issued to Skadden, Arps, Slate, Meagher & Flom LLP by the Registrant.
10.24†**	Joint Development and Supply Agreement, dated February 6, 2008, between AES Energy Storage, LLC and the Registrant, as amended March 14, 2008 and July 2, 2008.
10.25†**	Contract Manufacturing Agreement, dated March 1, 2006, as amended March 30, 2007, between Black & Decker Macao Commercial Offshore Limited and the Registrant.
10.26†**

Co-operative Development & Supply Agreement, dated September 15, 2004, as amended August 18, 2005, July 1, 2006, March 30, 2007, September, 2007 and December 19, 2007, between Black & Decker (U.S.), Inc. and the Registrant.

10.27	[Removed]
10.28†**

Exclusive Patent License Agreement, dated December 4, 2001, between Massachusetts Institute of Technology and the Registrant, as amended by the First Amendment, dated February 1, 2003, and the Second Amendment, dated July 25, 2008.

10.29†**	Purchase Orders, dated November 27, 2006 and March 6, 2008, between the United States Advanced Battery Consortium and the Registrant.
10.30†**	Exclusive License Agreement, dated November 17, 2008, between the Registrant and The Gillette Company.
10.31†**	Purchase Agreement, dated November 17, 2008, between the Registrant and The Gillette Company.
10.32**	Form of Executive Retention Agreement, executed between the Registrant and each of David Vieau, Michael Rubino, Robert Johnson, Gilbert Riley, Jr and Evan Sanders.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP.
23.2	[Removed]
23.3**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1).
23.4**	Consent of IHS Global Insight, Inc.
23.5**	Consent of A.T. Kearney, Inc.
24.1**	Power of Attorney (included on signature page).
24.2**	Power of Attorney of Mark M. Little.

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.